
12026930

ANALYSTS INTERNATIONAL

2012

Annual Meeting of Shareholders

Notice of Annual Meeting
and Proxy Statement
for 2012 Annual Meeting
and 2011 Annual Report

TABLE OF CONTENTS


aic
Analysts International
CORPORATION

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
May 22, 2012

Notice is hereby given to the holders of the shares of Common Stock of Analysts International Corporation that the Annual Meeting of Shareholders of the Company will be held at 7700 France Avenue South, Auditorium Suite 247, Edina, Minnesota 55435, on Tuesday, May 22, 2012 at 9:00 a.m. Central Daylight Time, to consider and act upon the following matters:

1. To elect as directors the seven nominees named in the attached Proxy Statement for a one-year term;
2. To ratify and approve the appointment of Deloitte & Touche LLP as the independent registered public accounting firm of the Company for the fiscal year ending December 31, 2012; and
3. To transact such other business as may properly come before the 2012 Annual Meeting or any adjournment or postponement thereof.

Only shareholders of record at the close of business on April 2, 2012 will be entitled to vote at the Annual Meeting or any postponement or adjournments of the meeting.

You are cordially invited to attend the Annual Meeting. Even if you do not plan to attend the meeting, we urge you to sign, date and return the proxy card in the envelope provided, or vote your shares over the Internet or telephone by following the instructions on the enclosed proxy card. Your proxy is important to ensure a quorum at the meeting.

You may obtain assistance with directions to the Annual Meeting in order to vote in person by calling Jill Dose at 952-838-2960.

By Order of the Board of Directors

Robert E. Woods
Secretary

April 19, 2012 (approximate date of mailing)
Edina, Minnesota

IMPORTANT NOTICE REGARDING INTERNET AVAILABILITY OF PROXY MATERIALS FOR THE SHAREHOLDER MEETING TO BE HELD ON MAY 22, 2012

THE PROXY STATEMENT, FORM OF PROXY, NOTICE OF MEETING AND ANNUAL REPORT TO THE SHAREHOLDERS ARE AVAILABLE FREE OF CHARGE AT: *https://materials.proxyvote.com/032681*



Annual Meeting of Shareholders
May 22, 2012

PROXY STATEMENT

GENERAL INFORMATION

Outstanding Shares and Voting Rights

This Proxy Statement is furnished in connection with the solicitation by the Board of Directors of proxies in the accompanying form, for use at the 2012 Annual Meeting of Shareholders of the Company on May 22, 2012, at the location and for the purposes set forth in the Notice of Annual Meeting, and at any adjournment thereof. Shares will be voted in the manner directed by the shareholders through their proxies, Internet voting or telephone voting. As of the record date, April 2, 2012, there were 5,074,107 shares of common stock outstanding and entitled to be voted. Each share is entitled to one vote. Cumulative voting is not permitted.

Proxy cards that are signed by shareholders but lack any such specification will be voted in favor of the proposals as set forth herein. A shareholder giving a proxy may revoke it at any time before it is exercised by (a) delivering to the Secretary of the Company, at or prior to the meeting, a later dated duly executed proxy relating to the same shares, or (b) delivering to the Secretary of the Company, at or prior to the meeting, a written notice of revocation bearing a later date than the proxy. Any written notice or proxy revoking a previously submitted proxy should be sent to Analysts International Corporation, 7700 France Avenue South, Suite 200, Edina, Minnesota 55435, Attention: Robert E. Woods, Secretary.

Alternatively, in lieu of returning signed proxy cards, shareholders of record can vote their shares over the Internet or by calling a specially designated telephone number. These Internet and telephone voting procedures are designed to authenticate shareholders' identities, to allow shareholders to provide their voting instructions, and to confirm that their instructions have been recorded properly. Specific instructions for shareholders of record who wish to use the Internet or telephone voting procedures are set forth on the enclosed proxy card. The proxy card covers the number of shares to be voted, including any shares held for those who own shares of common stock through the Analysts International Savings and Investment Plan.

The proxy card also serves as a voting instruction to the Trustee of the Analysts International Savings and Investment Plan for shares held in the Plan as of the record date, provided that instructions are furnished over the Internet or by telephone by 1:00 a.m. Central Daylight Time on May 22, 2012, or that the card is signed, returned and received by the Trustee no later than the close of business on May 21, 2012. If instructions are not received over the Internet or by telephone by 1:00 a.m. Central Daylight Time on May 22, 2012, or if the signed proxy card is not returned and received by the close of business on May 21, 2012, the shares in the Plan will be voted by the Trustee in proportion to the shares for which the Trustee receives timely voting instructions.

Directors will be elected by a favorable vote of a plurality of the common shares cast with respect to the election of directors. The affirmative vote of a majority of the common shares present and entitled to vote at the meeting is required for ratification of the appointment of auditors.

All shares voted by proxy, including abstentions, will be counted in determining whether a quorum is present at the meeting. If a shareholder abstains from voting as to any matter, then the shares held by such shareholder shall be deemed present at the meeting for purposes of determining a quorum and for purposes of calculating the vote with respect to such matter, but shall not be deemed to have been voted in favor of such matter. Abstentions, therefore, as to any proposal other than the election of directors will have the same effect as votes against such proposal. If a broker returns a "non-vote" proxy, indicating a lack of voting instructions by the beneficial holder of the shares and a lack of discretionary authority on the part of the broker to vote on a particular matter, then the shares covered by such non-vote proxy shall be deemed present at the meeting for purposes of determining a quorum but shall not be deemed to be represented at the meeting for purposes of calculating the vote required for approval of such matter.

Pursuant to amendments to the New York Stock Exchange ("NYSE") rules, brokers do not have discretion to vote shares on the election of directors. This NYSE rule governs all brokers. Consequently, this amendment affects all public companies that have shares held in "street name," not just NYSE-listed companies. Accordingly, if your shares are held in street name and you do not submit voting instructions to your broker, your shares will not be counted in determining the outcome of the election of the director nominees.

Solicitation of Proxies

Solicitation will be conducted primarily by mail, and, in addition, directors, officers and employees of the Company may solicit proxies personally, by telephone or by mail at no additional compensation to them. The Company will reimburse brokerage houses and other custodians for their reasonable expenses in forwarding proxy materials to beneficial owners of common stock. The Company has retained D. F. King, 48 Wall Street, 22nd Floor, New York, NY 10005 to assist with solicitation of proxies from brokerage houses and other custodians who are record holders of shares owned beneficially by others, the estimated cost of which is $9,000 plus out-of-pocket expenses.

CORPORATE GOVERNANCE

The business and affairs of the Company are conducted under the direction of the Board of Directors in accordance with the Minnesota Business Corporation Act and the Company's Articles of Incorporation and Bylaws. Members of the Board of Directors are informed of the Company's business through discussions with management, by reviewing materials provided to them and by participating in meetings of the Board of Directors and its committees, among other activities. The corporate governance practices that the Company follows are summarized below.

Director Independence and Board Meetings, Independent Board Committees and Committee Meetings, Other Corporate Governance Matters

Director Independence

Majority Independent Board

The Company's Board of Directors currently is comprised of a total of seven members. Five of the members of the current Board are "independent" as defined by the listing standards of The Nasdaq Global Market. Nasdaq's definition of "independence" includes a requirement that our Board also review the relationships concerning independence of each new director on a subjective basis. In accordance with that review, our Board has made a subjective determination as to each independent director that no relationships exist that, in our Board's opinion, would interfere with his or her exercise of independent judgment in carrying out the responsibilities of a director. In making these determinations, the directors reviewed and discussed information provided by the directors and by us with regard to each director's business and personal activities as they may relate to our business and our management. None of the directors is related to any other director or to any executive officer of the Company.

Each of our directors, other than Brittany McKinney, our President and CEO, and Robert E. Woods, our Secretary, qualifies as "independent" in accordance with the listing standards of The Nasdaq Global Market. Mr. Woods is precluded from being considered independent because he has received compensation from the Company in excess of $120,000 during the 12-month period preceding the date on which this Proxy Statement was mailed. The current independent directors are: Brigid A. Bonner, Krzysztof K. Burhardt, Joseph T. Dunsmore, Galen G. Johnson and Douglas C. Neve.

Nominee Independence

Five of the nominees proposed for election herein are "independent" as defined by the listing standards of The Nasdaq Global Market (Ms. McKinney and Mr. Woods are not independent).

Board Meetings

Board Meetings

During the 2011 fiscal year, the Board of Directors held six regular meetings and one reconvened meeting. The Board of Directors also took one written action without meeting during the fiscal year. No incumbent director attended less than 75% of the aggregate of all Board of Directors meetings and all meetings held by any committee of the Board of Directors on which such director served.

Executive Sessions

The independent directors hold regularly scheduled executive sessions, generally in conjunction with regularly scheduled Board meetings, but in no event less than two times per year.

Independent Audit, Compensation and Nominating and Governance Committees

The Company has standing audit, compensation and nominating and governance committees.

Audit Committee

The members of the Audit Committee are: Douglas C. Neve (Chair), Galen G.

Johnson and Krzysztof K. Burhardt. Each member of the Audit Committee is "independent" as defined by the listing standards of The Nasdaq Global Market and meet the definition of "independence" in Rule 10A-3(b)(1) under the Securities Exchange Act of 1934. The Committee held five regular meetings during the past fiscal year, and Committee members consulted with one another on Committee matters between meetings. The Committee's purpose, as stated in its charter, is to oversee the majority of the Company's accounting and financial reporting policies and practices and to assist the Board of Directors in fulfilling its fiduciary and corporate accountability responsibilities.

Audit Committee Duties and Responsibilities

The Committee's responsibilities include: (i) appointment, retention, compensation, evaluation, termination and oversight of the Company's independent registered public accounting firm, including resolution of disagreements between management and the independent auditors regarding financial reporting; (ii) review and approval of the overall scope, plans and staffing of the annual audit as proposed by the independent registered public accounting firm; (iii) review of the results of the annual audit and quarterly reviews conducted by the independent registered public accounting firm; (iv) discussions with the independent auditors of critical accounting policies and procedures used by the Company; (v) review and pre-approval of services to be rendered by the Company's independent registered public accounting firm; (vi) maintaining a system for anonymous reporting of accounting irregularities, ethics concerns and violations; (vii) review and discussion with management and the independent auditors of the Company's financial statements and other financial information to be included in the Company's public filings or otherwise disclosed; (viii) review of and consideration of recommendations of the independent registered public accounting firm regarding the Company's system of internal accounting controls and financial reporting; (ix) review and oversight of the Company's related-party policy and approval of related-party transactions, if any; and (x) annual review of the Committee's performance.

The Committee's responsibilities also include (a) conducting executive sessions with the external auditors, management, the Chief Financial Officer and internal audit resources as necessary; (b) reviewing and evaluating the performance of the external auditors and discharging them if necessary; (c) discussing with management and the independent auditors, prior to filing thereof; and (d) approving the appointment of internal audit personnel, reviewing significant reports to management presented by the internal audit function and providing assistance to the Board's monitoring of internal audit controls, the Company's Annual Report on Form 10-K, its quarterly reports on Form 10-Q and the Company's annual Proxy Statement. The Company's independent registered public accounting firm always has direct access to Audit Committee members. The Committee is required to prepare and present an annual report to the Board as called for in the Committee's Charter. This Proxy Statement provides further information about the Audit Committee under the caption "Report of the Audit Committee."

The Audit Committee Charter, previously adopted and amended by the Company's Board of Directors on November 4, 2010, as further amended on November 1, 2011, describes the role of the Audit Committee in overseeing the Company's financial reporting process. The Charter is available free of charge in the *Investor Relations* section of the Company's website at *www.analysts.com*.

Audit Committee Financial Expert

The Board of Directors has determined that Messrs. Neve and Johnson are "audit committee financial experts" as defined by the Securities and Exchange Commission. Each of them possesses: (i) an understanding of generally accepted accounting principles and financial statements; (ii) the ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves; (iii) experience preparing, auditing, analyzing or evaluating financial statements with a breadth and level of complexity commensurate with those presented by the Company's financial statements; (iv) an understanding of internal control over financial reporting; and (v) an understanding of audit committee functions.

Compensation Committee

The members of the Compensation Committee are: Krzysztof K. Burhardt (Chair), Joseph T. Dunsmore and Galen G. Johnson. All of the members of the Compensation Committee are "independent" as defined by the listing standards of The Nasdaq Global Market. The Committee held six regular meetings during the past fiscal year and took one written action without meeting to review and approve letter employment agreements with two senior vice presidents and to grant stock options and award restricted stock units to those senior vice presidents and other members of the Company's Senior Management Team. Committee members also consulted with one another on Committee matters during the year.

A copy of the Compensation Committee Charter, previously adopted and amended by the Company's Board of Directors on February 24, 2010, further describes the role of the Committee. The Charter is available free of charge in the Investor Relations section of the Company's website at www.analysts.com. At a regular meeting held in fiscal 2011 the Committee reviewed the Charter and resolved to retain the Charter in its current form.

Compensation Committee Duties and Responsibilities

The Compensation Committee is responsible for: (i) an annual recommendation of a suitable, high-level compensation and benefits strategy to the Board of Directors; (ii) periodic evaluation and review with management of the Company's compensation philosophy; (iii) annual review and approval of corporate goals and objectives, in consultation with other independent members of the Board of Directors, relevant to the compensation program for and performance of our Chief Executive Officer; (iv) setting the Chief Executive Officer's compensation in alignment with the annual review and approval of CEO goals and objectives; (v) annual review and approval of total compensation for the executive officers of the Company; (vi) recommending to the Board of Directors submission of all new equity-based incentive plans to the Company's shareholders; (vii) granting options under the Company's equity-based incentive plans; (viii) to the extent required by SEC rules and regulations, reviewing and discussing a Compensation Discussion and Analysis, if any, to be included in the Company's Proxy Statement or Annual Report on Form 10-K; (ix) periodic review of director compensation levels; (x) approval of any settlement of employment-related lawsuits exceeding $100,000; and (xi) annual performance evaluation of the Committee. The Charter of the Compensation Committee does not provide for delegation of its authority.

Outside Compensation Consultants

During fiscal year 2011, the Committee directly engaged the services of The Delves Group to present recommendations for equity grants during 2011 to senior management. The Company did not engage The Delves Group for any other services during fiscal year 2011.

No compensation consultant provided additional services to the Company or its affiliates in an amount in excess of $120,000 during the last completed fiscal year.

Compensation Philosophy

As an IT staffing and services company, we operate in a highly competitive industry. Attracting, retaining and motivating talented executives who will drive our marketplace success is a critical component of our ongoing financial performance. Because of this, the Committee believes that our compensation program should be designed with a dual purpose: to provide a level of total compensation required to attract and retain talented and experienced key executives and to provide rewards to motivate individual performance in a manner designed for us to achieve long-term success and earnings growth. Specifically, the Committee seeks to:

- Provide a total compensation package comprised of base salary and performance-based annual and long-term incentives that are competitive with compensation packages and practices of those peer group companies with which we compete for talent, as well as IT services companies in general;
- Condition a significant portion of executive compensation upon the achievement of our pre-established financial objectives and, if specified by the Committee, upon an executive's individual contribution to the accomplishment of those objectives;
- Align executive compensation with the long-term financial performance of the Company and the interests of our shareholders by providing long-term compensation through stock incentives; and
- Continue to focus on good corporate governance procedures in the establishment of compensation packages and allocation of compensation to employees.

Setting Executive Compensation; Role of Executive Officers

In making decisions with respect to each element of executive compensation, the Committee takes into consideration the total value of the compensation elements for each executive and all executives as a group, with the assistance of compensation consultants from time to time as the Committee deems necessary. The Committee also examines the compensation practices of the peer companies with which we believe we compete in recruiting executive talent. In addition to reviewing compensation levels against those of our peers, the Committee has considered or may consider compensation data from other sources such as proprietary compensation surveys of our compensation consultant, surveys of other human resources consulting firms, information from our internal human resources personnel and other publicly available data.

The Committee meets both in executive session and with the Chief Executive Officer to deliberate and act on compensation matters. In making its compensation decisions, the Committee will consider the input and recommendations from its Chief Executive Officer and the Company's human resources department concerning compensation matters involving the Chief Executive Officer as well as other officers, including base salary, cash incentives, stock option and restricted stock awards and severance and change in control arrangements. The Chief Executive Officer may not be present during deliberations or voting relating to his or her compensation.

Changes in Director Compensation

During fiscal year 2011 the Compensation Committee also met twice to review the market competitiveness of the compensation paid to members of the Board of Directors and committees of the Board. As part of its review process, the Committee reviewed materials compiled by both the Committee and other members of the Board reflecting current levels of, and trends in, compensation for members of boards of directors of comparable publicly traded companies. Based on this review the Committee recommended, and the Board adopted, revisions to the compensation paid to each independent member of the Board and the chair of each committee of the Board, discussed in the "Narrative Disclosure of Director Compensation" section of this Proxy Statement.

Nominating and Governance Committee

The members of the Nominating and Governance Committee are: Brigid A. Bonner (Chair) and Joseph T. Dunsmore. Each member of the committee is "independent" as defined by the listing standards of The Nasdaq Global Market. The Committee held three regular meetings during the fiscal year and took no action without meeting during the fiscal year. Committee members consulted with one another on Committee matters throughout the year.

Nominating and Governance Committee Duties and Responsibilities

The Committee is responsible for: (i) identifying and evaluating individuals qualified to serve on the Board of Directors or to fill open positions and periodically reviewing each incumbent director and new director candidates; (ii) developing and recommending criteria for service on the Board and reviewing the skills composition of members of and candidates for the Board of Directors; (iii) making annual recommendations of individuals for election at the Company's annual meeting or to be added to the Board at other times as necessary; (iv) recommending to the Board of Directors the compositions of the Board's committees and the members to chair the committees; (v) developing, reviewing and revising the Company's corporate governance standards, including size of the Board of Directors, codes of conduct and the orientation and continuing education of Board members; (vi) overseeing organization, membership and evaluation of Board committee members; (vii) requiring each committee and the Board of Directors as a whole to maintain an annual review process to evaluate their performance and overseeing the annual review of and reporting the results of such review to the Board of Directors; and (viii) conducting an annual self-assessment of the performance of the Committee.

A copy of the Nominating and Governance Committee Charter, as adopted by the Company's Board of Directors on

October 28, 2008, and which further describes the role of Committee, is available free of charge in the *Investor Relations* section of the Company's website at *www.analysts.com*. At a regular meeting held in fiscal 2011 the Committee reviewed the Charter and resolved to retain the Charter in its current form.

Policies Concerning Nomination Process

The Nominating and Governance Committee believes that in general candidates for directors should have certain minimum qualifications, including possessing the ability to read and understand basic financial statements; being under 72 years of age (except those directors already serving on the Board prior to December 13, 2002); having experience with the Company's business and industry or experience in general business practices; having high moral character and mature judgment; being an independent thinker who is also able to work collegially with others; and not currently serving on more than four boards of public companies. The Nominating and Governance Committee reserves the right to modify these minimum qualifications from time to time.

The Nominating and Governance Committee will consider those candidates for nomination as a director recommended by shareholders, directors, third party search firms engaged by the Company and other sources. In evaluating director nominees, the Committee considers the following factors: (i) the appropriate size and the diversity of the Company's Board of Directors; (ii) the needs of the Board with respect to the particular talents and experience of its directors; (iii) the knowledge, skills and experience of nominees, including experience in light of prevailing business conditions and the knowledge, skills and experience already possessed by other members of the Board; (iv) diversity among members of the Board in terms of knowledge, experience, skills, expertise and other demographics that contribute to the Board's diversity; (v) familiarity with domestic and international business matters; (vi) experience with accounting rules and practices; (vii) appreciation of the relationship between the Company's business and changes in the Company's industry and business in general; and (viii) the desire to balance the considerable benefit of board continuity with the periodic injection of the fresh perspective provided by new members. Other factors to be considered may include a history of supporting and instituting change in company culture, business processes, infrastructure or financials; experience with strategic planning; analytical skills; a history of achieving results and success as an executive; current connection to the business world, especially in geographic areas where the Company operates; and experience in the Company's industry, finance, marketing, management, technology, a public company or corporate transactions.

A shareholder who wishes to recommend one or more directors must provide a written recommendation to the Company at the address below. Notice of a recommendation must include the name and address of the shareholder making the recommendation and the class and number of shares such shareholder owns. With respect to the person being recommended, the shareholder should include the recommended person's name, age, business address, residence address, current principal occupation, five-year employment history with employer names and a description of the employer's business, particular experience, qualifications, attributes or skills that lead the shareholder to conclude that this person should serve as a director, disclosure of any involvement in legal proceedings bearing on the fitness of the candidate serve as a director, the number of shares beneficially owned by the recommended person, whether such person can read and understand basic financial statements, and any board membership currently held or held during the past five years.

The Nominating and Governance Committee will consider the attributes of the candidates and the needs of the Board and will review all candidates in the same manner, regardless of the source of the recommendation.

Analysts International Corporation
Attention: Secretary
7700 France Avenue South, Suite 200
Edina, MN 55435

Other Corporate Governance Matters

Attendance at Annual Shareholders Meeting

The Company expects directors to attend the Annual Shareholders Meeting and has adopted a formal policy that all directors attend the Annual Meeting. The policy also provides that, in the event that a director is unable to attend the Annual Meeting, the director must send a written notice at least ten (10) days prior to such meeting, or as soon as practicable in the event of sudden or emergent circumstances. All of our Board members except for Mr. Dunsmore attended the 2011 Annual Shareholders Meeting.

Code of Ethical Business Conduct and Code of Ethics for Senior Financial Executives

The Board of Directors has adopted a Code of Ethical Business Conduct that applies to all employees of the Company and a Code of Ethics for Senior Financial Executives (amended November 4, 2010) (collectively, "Codes of Ethics"). The Codes of Ethics are publicly available free of charge in the Investor Relations section of the Company's website at *www.analysts.com*. If any substantive amendments to the Codes of Ethics are made or a waiver granted to the Company's executive officers, including any implicit waiver, from a provision of the Codes of Ethics, the Company will disclose the nature of such amendments or waiver on the Company's website at *www.analysts.com* or in a report on Form 8-K.

Leadership Structure

Since 2003 the Company has had separate individuals serving as Chairman of the Board and as Chief Executive Officer. The CEO is responsible for setting the strategic direction of the Company and managing the day-to-day leadership and performance of the Company, while the Chairman provides guidance to the CEO, sets the agenda for meetings of the Board of Directors and presides over meetings of the full Board. The Company believes this structure strengthens the role of the Board in fulfilling its oversight responsibility and fiduciary duties to the Company's shareholders while recognizing the day-to-day management direction of the Company by its CEO, Brittany McKinney.

Oversight of Risk Management

The Company is exposed to a number of risks and has developed a process that (a) ranks and prioritizes identified risks, (b) assigns senior executives ownership of specific areas of risk who are charged with creating risk management action plans, (c) implements and monitors risk mitigation action plans, and (d) encourages internal audit, the Board of Directors and senior executive management to select possible areas of internal audits based on identified risks.

The Board of Directors believes that analysis and management of business risks should be integrated into the Company's strategic plans, and in furtherance of that view the Company and the Board of Directors have initiated a process intended to identify enterprise-wide business risks and provide oversight of those risks. The Board bears overall responsibility for risk management while the Audit Committee is primarily responsible for oversight of risks involving financial and financial reporting matters.

On behalf of the Board of Directors, the Audit Committee plays a key role in the oversight of the Company's risk management function in the areas of financial matters and financial reporting. In that regard, the CFO meets with the Audit Committee periodically to discuss the risks facing the Company, highlighting any new risks that may have arisen since they last met. The Audit Committee also reports to the Board of Directors on a regular basis to apprise the Board of its discussions with the CFO regarding the Company's Risk Management efforts, and the CFO reports to the Board of Directors regularly to apprise the Board of the Company's ongoing risk management efforts.

Communications with the Board

The Board provides a process for shareholders to send communications to the Board or any of the directors. Shareholders may send written communications to the Board or any of the directors c/o Secretary, Analysts International Corporation, 7700 France Avenue South, Suite 200, Edina, MN 55435. All communications will be compiled by the Secretary of the Company and submitted to the Board or the individual directors on a periodic basis.

Certain Relationships and Related Party Transactions

The Securities and Exchange Commission has specific disclosure requirements covering certain types of transactions that we engage in with our directors, executive officers or other specified parties.

We did not, in fiscal years 2011 or 2010, except as noted below, engage in any transaction, or series of similar transactions, nor do we have any currently proposed transaction, or series of similar transactions, to which we or any of our subsidiaries was or is to be a party, in which the amount involved exceeds the lesser of $120,000 or one percent of the Company's average total assets at year end for the last two completed fiscal years, and in which any of our directors, executive officers, nominees for election as a director, beneficial owners of more than 5% of our common stock or members of their immediate family had, or will have, a direct or indirect material interest. During fiscal year 2011 the Company paid Robert E Woods Professional Association (the law firm of Mr. Woods, our Secretary and one of our directors) $336,236.25 in fees for providing legal services to the Company on an outsourced basis. These fees covered work by both Mr. Woods and an associate attorney. During fiscal year 2010 the Company paid the law firm of Mr. Woods $375,387.50 in fees for providing legal services to the Company on an outsourced basis. No officer, director or beneficial owner of 5% of our common stock has been indebted to us in fiscal year 2011.

PROPOSAL NUMBER ONE
ELECTION OF DIRECTORS

Nominees

The Bylaws of the Company provide that the Board of Directors shall consist of between five and nine persons. Article VI of the Company's Bylaws allows the Board of Directors to increase or decrease the number of directors above the minimum number of five (but within the range of five to nine).

The Nominating and Governance Committee recommended to the Board the following seven persons to be elected as directors of the Company for a term of one year in all cases until their successors are elected and qualified and subject to prior death, resignation, retirement, disqualification or removal from office. Following is information about each nominee, including biographical data for at least the last five years and the particular experience, qualifications, attributes or skills that led the Board to conclude that this person should serve as a director for the Company. Should one or more of these nominees become unavailable to accept nomination or election as a director, the individuals named as proxies on the enclosed proxy card will vote the shares that they represent for the election of such other persons as the Board may recommend. Unless otherwise instructed by the shareholder, the proxy holders will vote the proxies received by them for the Company's nominees named below.

Composition

The Board of Directors believes it is important that the Board be comprised of members whose collective judgment, experience, qualifications, attributes and skills ensure that the Board will be able to fulfill its responsibilities to ensure that the Company is governed in a manner consistent with the interests of the shareholders of the Company and in compliance with applicable laws, regulations, rules and orders, and to satisfy its oversight responsibilities effectively.

The Nominating and Governance Committee identifies individuals qualified to become members of the Board and evaluates both existing members of the Board and candidates for service on the Board. The Committee then makes recommendations to the Board as to the slate of directors to be nominated for election at the annual shareholders' meeting.

When identifying and evaluating candidates for director, the Nominating and Governance Committee considers the general and specific qualifications, experience and characteristics which may have been approved by the Board or determined by the Committee from time to time including qualifications reflecting the individual's integrity, business ethics, strength of character, judgment, experience, competence as a member of the Board, availability and independence. Although the Company has no formal policy regarding diversity, the Nominating and Governance Committee considers diversity in a broad sense when evaluating a director nominee, taking into account various factors including but not limited to differences of viewpoint, professional experience, education, skill, race, gender and national origin.

When considering whether directors and nominees have the requisite judgment, experience, qualifications, attributes and skills, taken as a whole, to enable the Board of Directors to fulfill its responsibilities to ensure that the Company is governed in a manner consistent with the interests of the shareholders of the Company, the Nominating and Governance Committee and the Board of Directors focused primarily on the information discussed in each of the directors' individual biographies set forth below.



Brigid A. Bonner, 51,
is Vice President of Digital Marketing for the Home Service Division of The Schwan Food Company. She is responsible for driving growth through Schwans.com and call center channels for millions of consumers serviced at home each week. Prior to joining The Schwan Food Company, Ms. Bonner served as principal of Bonner Consulting, a firm focused on strategic planning, alignment and business development, and before then held executive positions in ecommerce, marketing, technology, strategic planning and business development at UnitedHealth Group, SimonDelivers.com, Target Corporation and IBM. She has been a director since April 2006, and is the Chair of the Nominating and Governance Committee. Among other attributes, skills and qualifications, the Board believes that Ms. Bonner is uniquely qualified to serve as a director because of her many years of leadership experience in the information technology field, which is core to the services provided by the Company to its clients.



Krzysztof K. Burhardt, 69,
has twenty-seven years of executive experience in the technology field. Since 2000, he has been a partner at Clotho & Associates, a firm specializing in the identification of technical and business ventures. Dr. Burhardt was Vice President Technology at Honeywell International and Honeywell Inc. from May 1998 to August 2000. Previously, he served as Vice President and Chief Technology Officer at Imation Corporation, a data storage products company, and Vice President, R&D at 3M, a worldwide diversified technology company. He has been a director since December 2002, served as Chair of the Board until December 2010, and is chair of the Compensation Committee and a member of the Audit Committee. Among other attributes, skills and qualifications, the Board believes that Dr. Burhardt is uniquely qualified to serve as a director based on his strong background in the technology sector, since new technologies can be important factors in the success of the Company.



Joseph T. Dunsmore, 53,
is the Chairman and Chief Executive Officer of Digi International, Inc., a capacity in which he has served since 1999. Mr. Dunsmore also serves as a director with TreeHouse, a non-profit organization, and as a member of the Executive Advisory Board of the College of Business Administration, University of Northern Iowa. Mr. Dunsmore has served on Analysts International Corporation's Board of Directors since January 2008 and is a member of the Compensation and Nominating and Governance Committees. Among other attributes, skills and qualifications, the Board believes that Mr. Dunsmore is uniquely qualified to serve as a director based on his successful experience in leading a public company for over ten years.



Galen G. Johnson, 65,
recently retired as the Corporate Vice President and Controller at Cargill, Inc., an international provider of food, agricultural and risk management products and services, a position he held since 1998. Mr. Johnson previously served as Cargill's Vice President and Director of Worldwide Audit and Controller for Cargill's Salt Division. He has been a director since May of 2008 and serves on the Audit and Compensation Committees. Among other attributes, skills and qualifications, the Board believes that Mr. Johnson is uniquely qualified to serve as a director and as one of the Company's audit committee financial experts because of his significant experience, expertise and background with regard to accounting matters, including his ability to understand generally accepted accounting principles, internal controls over financial reporting and disclosure controls and procedures, and his experience in analyzing and evaluating financial statements.



Brittany B. McKinney, 40,
has served as the Company's President and CEO since March 1, 2011 and was elected to the Board in May 2011. Before that, she was appointed as the Company's Interim President and CEO on September 29, 2010. Prior to being appointed Interim President and CEO, Ms. McKinney was the Company's Senior Vice President, Central Region. Previously, Ms. McKinney served as the Company's Vice President of Corporate Development. Prior to joining the Company in November 2007, Ms. McKinney served as Director of Operations and Integration Program Manager at Fujitsu Consulting. Prior to its acquisition by Fujitsu in 2005, Ms. McKinney served as a director-level employee at BORN Information Services, Inc. where she contributed to corporate strategy and planning initiatives. Among other attributes, skills and qualifications, the Board believes that Ms. McKinney is uniquely qualified to serve as a director based on her extensive experience in the IT services industry and her track record of success in various management positions with the Company.



Douglas C. Neve, 56,
was the Executive Vice President and Chief Financial Officer at Ceridian Corporation, a business services company focusing on human resource management and solutions and credit and debit card processing principally for the retail and transportation industries, from February 2005 to March 2007. Mr. Neve is a certified public accountant who was a partner at the public accounting firm of Deloitte & Touche LLP from May 2002 to February 2005. He is also a director and chair of the Audit Committee at ALLETE, Inc., a Duluth-based diversified corporation primarily providing energy in the upper Midwest. Mr. Neve has been a director since May of 2008, and in December 2009 was appointed Chair of the Board of Directors. He is also the Chair of the Audit Committee. Among other attributes, skills and qualifications, the Board believes that Mr. Neve is uniquely qualified to serve as a director, Chair of the Audit Committee and as one of the Company's audit committee financial experts because of his significant experience, expertise and background with regard to accounting matters, including his ability to understand generally accepted accounting principles, internal controls over financial reporting and disclosure controls and procedures, and his experience in analyzing and evaluating financial statements, particularly in providing audit-related services to clients in many diverse industries.



Robert E. Woods, 60,
is the principal of Robert E. Woods Professional Association, a law firm. He served as Senior Vice President, General Counsel and Secretary of the Company from January 1, 2008 through September 30, 2010. Mr. Woods was elected to the Board in May 2011. Previously, Mr. Woods served as general counsel to Born Information Services, Inc., an information technology services consulting firm (from 2001 through 2005) and Senior Vice President and General Counsel of InsWeb Corporation of Redwood City, California (from 1999 through 2001). He was a shareholder with Briggs and Morgan, P.A. from 1984 through 1999. Among other attributes, skills and qualifications, the Board believes that Mr. Woods is uniquely qualified to serve as a director because of his considerable experience in representing technology clients and public companies.

THE BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS VOTE "FOR" THE NOMINEES.

PROPOSAL NUMBER TWO

RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee has selected Deloitte & Touche LLP as our independent registered public accounting firm to audit our financial statements for the fiscal year ending December 31, 2012, and to perform other appropriate audit-related services. While the Audit Committee is directly responsible for the appointment, retention, compensation, evaluation, termination and oversight of the work of the independent auditors, the Audit Committee is submitting the selection of Deloitte & Touche LLP for approval and ratification as a matter of best practices.

Management believes that neither Deloitte & Touche LLP nor any of its partners presently has or has held within the past three years any direct or indirect interest in the Company.

Approval of the ratification of the appointment of our independent registered public accounting firm requires the affirmative vote of the holders of a majority of the voting power of the shares present and entitled to vote at the Annual Meeting, where a quorum is present. Unless otherwise directed by the shareholders, shares represented by proxy at the meeting will be voted in favor of approval and ratification of the appointment of the firm of Deloitte & Touche LLP to audit our financial statements for the fiscal year ending December 31, 2012.

A representative of Deloitte & Touche LLP is expected to be present at the annual meeting and will be given an opportunity to make a statement if so desired and to respond to appropriate questions.

THE BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS VOTE "FOR" THE PROPOSAL TO RATIFY THE APPOINTMENT OF DELOITTE & TOUCHE LLP.

Independent Registered Public Accounting Firm's Fees

The following fees were billed by Deloitte & Touche LLP for fiscal years 2011 and 2010:

	FY 2011	FY 2010	% Services Pre-Approved
Audit Fees	$195,209	$207,237	100%
Audit-Related Fees	29,306	20,576	100%
Tax Fees	10,500	13,425	100%
All Other Fees	—	—	N/A
Total	$235,015	$241,238	

Audit Fees

Audit Fees are primarily for the annual audit of the Company's financial statements included in the Company's Report on Form 10-K and reviews of the financial statements included in each of the Company's Quarterly Reports on Form 10-Q.

Audit-Related Fees

Audit-Related Fees were primarily for services in connection with the annual audit of the Analysts International Savings and Investment Plan.

Tax Fees

Tax Fees paid include fees for services provided in connection with tax consulting and tax return review services.

All Other Fees

The Company paid no other fees to Deloitte & Touche.

Non-Audit Services

The Audit Committee has considered whether provision of the above non-audit services is compatible with maintaining Deloitte & Touche LLP's independence and has determined that such services are compatible with maintaining Deloitte & Touche LLP's independence.

Audit Committee Pre-Approval Policy

The Audit Committee has established pre-approval policies and procedures in compliance with 17 C.F.R. 210.2-01(c)(7)(i) which include criteria for considering whether the provision of the services would be compatible with maintaining the independence of our registered public accounting firm and a process by which the Audit Committee may approve such audit and non-audit services. Subject to the de minimis exceptions for non-audit services described in Section 10A(i)(1)(B) of the Exchange Act, the charter for the Audit Committee precludes the Committee from approving certain non-audit services to be performed by the independent auditors contemporaneously with an audit of the Company, such as bookkeeping services; financial information systems design and implementation services; appraisal or valuation services; fairness opinions; contribution-in-kind reports; actuarial services; internal audit outsourcing services; management functions or human resources; broker/dealer, investment adviser or investment banking services; legal services; and expert services unrelated to the audit.

The Audit Committee pre-approved all audit and non-audit services in 2011.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Beneficial Ownership by Principal Shareholders

The table below sets forth certain information, as of April 2, 2012, as to each person or entity known to the Company to be the beneficial owner of more than 5% of the Company's common stock.

Name and Address of Beneficial Owner	Number of Shares Beneficially Owned	Percent of Class
Heartland Advisors, Inc. 789 North Water Street Milwaukee, WI 53202	473,000[1]	9.32%
Norman H. Pessin 366 Madison Avenue, 14th Floor New York, NY 10017	275,084[2]	5.42%

(1) As reported in its Schedule 13G/A filed with the SEC on February 10, 2012, Heartland Advisors, Inc. ("Heartland"), an investment advisor, and William J. Nasgovitz have shared voting and dispositive power over all of the shares. Mr. Nasgovitz disclaims beneficial ownership of such securities.

(2) As reported in a Schedule 13D filed with the SEC on December 20, 2010, Norman H. Pessin has sole voting power and sole dispositive power with respect to 275,084 shares.

Beneficial Ownership by Management

The table below sets forth certain information, as of April 2, 2012, concerning the beneficial ownership of the outstanding shares held by directors and director nominees, named executive officers in the Summary Compensation Table, and current executive officers and directors as a group.

Name	Common Shares[1]	Aquirable Within 60 Days[2]	Total Ownership	Percent of Class
Brigid A. Bonner	2,400	7,200	9,600	*
Krzysztof K. Burhardt	5,400	13,400	18,800	*
Joseph T. Dunsmore	1,000	4,000	5,000	*
Galen G. Johnson	49,000	3,600	52,600	1.04%
Brittany B. McKinney	35,062	67,812	102,874	2.00%
Douglas C. Neve[3]	27,585	4,200	31,785	*
Randy W. Strobel	6,875	—	6,875	*
William R. Wolff	6,875	6,875	13,750	*
Robert E. Woods	—	—	—	*
All Directors and Executive Officers as a group (8 persons)[4]	127,322	107,087	234,409	4.52%

* Represents less than one percent.

(1) Except as otherwise indicated, each person possesses sole voting and investment power over the shares shown above.

(2) This number represents shares that can be purchased by exercising stock options which were exercisable, or will become exercisable, within 60 days of the record date.

(3) Includes 2,800 shares held by Mr. Neve's wife's IRA, to which Mr. Neve disclaims beneficial ownership except to the extent of his pecuniary interest therein.

(4) The total for directors and officers excludes Randy W. Strobel, as he was not serving as an executive officer at the end of fiscal year 2011.

EXECUTIVE COMPENSATION

Summary Compensation Table—Fiscal Years 2011 and 2010

The table below sets forth certain information regarding compensation earned by our Named Executive Officers during the last two fiscal years. Named Executive Officers include persons serving as Chief Executive Officer during fiscal 2011; executive officers who were serving at the end of fiscal year 2011, received total compensation in excess of $100,000 for fiscal 2011 and, excluding the Chief Executive Officer, were among our two most highly compensated individuals (the "Most Highly Compensated Executive Officers"); and up to two additional individuals who would have been included as the Most Highly Compensated Executive Officers but for the fact they were not serving at the end of fiscal year 2011.

Name and Prinicpal Position	Fiscal Year	Salary ($)	Bonus ($)	Stock Awards[1] ($)	Option Awards[2] ($)	Non-Equity Incentive Plan Compensation ($)	Non-Qualified Deferred Compensation on Earnings ($)	All Other Compensation ($)	Total ($)
Brittany B. McKinney[3]	2011	320,269[4]	—	220,000[5]	140,889[6]	129,257[7]	—	3,739[8]	814,154
President and Chief Executive Officer	2010	226,269[9]	35,000[10]	—	25,277[11]	—	—	1,668[12]	288,214
William R. Wolff[13]	2011	92,885[14]	—	62,000[15]	39,839[16]	29,071[17]	—	449[18]	224,244
Senior Vice President, Chief Finanical Officer	2010	—	—	—	—	—	—	—	—
Randy W. Strobel[19]	2011	166,346[20]	—	33,300[21]	21,325[22]	—	—	292,932[23]	513,903
Former Senior Vice President, Chief Financial Officer	2010	250,000	25,000[24]	—	37,073[25]	—	—	3,606[26]	315,679

(1) The amounts in this column reflect the aggregate grant date fair value computed in accordance with FASB ASC Topic 718. Assumptions used in the calculation of these amounts for fiscal years 2011 and 2010 are included in footnote I to our audited financial statements for fiscal year 2011 included in our Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 23, 2012. These amounts do not necessarily correspond to the actual value that will be recognized by the named executive officer.

(2) The amounts in this column reflect the aggregate grant date fair value computed in accordance with FASB ASC Topic 718. Assumptions used in the calculation of these amounts for fiscal years 2011 and 2010 are included in footnote I to our audited financial statements for fiscal year 2011 included in our Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 23, 2012. These amounts do not necessarily correspond to the actual value that will be recognized by the named executive officer.

(3) Brittany B. McKinney was elected a member of the Board of Directors effective May 24, 2011. Announced on February 22, 2011 and effective March 1, 2011, Ms. McKinney was appointed President and Chief Executive Officer. Previously, Ms. McKinney served as Interim President and Chief Executive Officer effective September 29, 2010.

(4) This is the amount paid to Ms. McKinney during fiscal year 2011 in her capacity as Interim President and Chief Executive Officer and then in her role as President and Chief Executive Officer. Ms. McKinney's employment agreement with the Company, effective March 1, 2011, provides a base compensation of $325,000 per year among other incentives.

(5) This amount represents the aggregate grant date fair value computed in accordance with FASB ASC Topic 718. On March 1, 2011, the Company awarded Ms. McKinney 50,000 restricted stock units at a fair value price of $4.40 per share. One-quarter of the restricted stock unit award (12,500 shares) vested immediately and the remainder vests in increments equal to one-quarter of the total award on March 1 of each of the following three years.

(6) This amount represents the aggregate grant date fair value computed in accordance with FASB ASC Topic 718. On March 1, 2011, the Company granted Ms. McKinney options to purchase to acquire 50,000 shares at an exercise price of $4.40 per share. One-quarter of that award (12,500 options) vested immediately and the remainder vest in additional increments equal to one-quarter of the award on March 1 of each of the following three years. The options expire on March 1, 2021.

(7) This amount is the annual incentive earned for meeting certain Company performance measures in fiscal year 2011. Per Ms. McKinney's employee agreement effective March 1, 2011, she is eligible to receive up to 50% of her annual base compensation contingent upon meeting certain individual and Company performance measures, as determined by the Compensation Committee on an annual basis.

(8) Ms. McKinney's fiscal year 2011 compensation included $647 for group term life insurance premiums, $2,418 for medical premium benefits and $674 for deferred compensation accruals by the Company for the Restated Special Executive Retirement Plan ("Restated SERP"). Effective January 3, 2010, the Company discontinued all basic employer contributions to participant Deferred Compensation Accounts under the Restated SERP. Existing SERP balances continue to receive interest contributions equal to the 10 year Treasury rate plus one to three percent as determined each year by the Board of Directors.

(9) This is the amount paid to Ms. McKinney during fiscal year 2010 in her capacity as Senior Vice President and then in her role as Interim President and Chief Executive Officer. Ms. McKinney's employment agreement provided that as Interim President and CEO, she would receive base compensation of $295,000 per year.

(10) This amount represents a discretionary bonus for services rendered during fiscal year 2010, as authorized by the Compensation Committee.

(11) This amount represents the aggregate grant date fair value computed in accordance with FASB ASC Topic 718. On March 2, 2010, the Company granted Ms. McKinney an option to purchase 15,000 shares at an exercise price of $2.82 per share. One-quarter of that award (3,750 options) vested immediately and the remainder vest in additional increments equal to one-quarter of the award on March 2 of each of the following three years. The options expire on March 2, 2020.

(12) Ms. McKinney's fiscal year 2010 compensation included $645 for group term life insurance premiums, $298 for extended long-term disability coverage premiums (provided to all employees) and $725 for deferred compensation accruals by the Company for the Restated Special Executive Retirement Plan ("Restated SERP"). Effective January 3, 2010, the Company discontinued all basic employer contributions to participant Deferred Compensation Accounts under the Restated SERP. Existing SERP balances continue to receive interest contributions equal to the 10 year Treasury rate plus one to three percent as determined each year by the Board of Directors.

(13) On August 3, 2011, the Company and Mr. Wolff entered into an Employment Agreement with an effective date of August 8, 2011 to serve the Company as Senior Vice President, Chief Financial Officer.

(14) This is the amount paid to Mr. Wolff during fiscal year 2011 in his capacity as Senior Vice President, Chief Financial Officer. Mr. Wolff's employment agreement with the Company, effective August 8, 2011, provides a base compensation of $230,000 per year among other incentives.

(15) This amount represents the aggregate grant date fair value computed in accordance with FASB ASC Topic 718. On August 9, 2011, the Company awarded Mr. Wolff 20,000 restricted stock units at a fair value price of $3.10 per share. One-quarter of the restricted stock unit award (5,000 shares) vested immediately and the remainder vests in increments equal to one-quarter of the total award on August 9 of each of the following three years.

(16) This amount represents the aggregate grant date fair value computed in accordance with FASB ASC Topic 718. On August 9, 2011, the Company granted Mr. Wolff options to purchase to acquire 20,000 shares at an exercise price of $3.10 per share. One-quarter of that award (5,000 options) vested immediately and the remainder vest in additional increments equal to one-quarter of the award on August 9 of each of the following three years. The options expire on August 9, 2021.

(17) This amount is the annual incentive earned for meeting certain Company performance measures in fiscal year 2011. Per Mr. Wolff's employee agreement effective August 8, 2011, he is eligible to receive up to 50% of his annual base compensation contingent upon meeting certain individual and Company performance measures, as determined by the Compensation Committee on an annual basis. For the fiscal year 2011, ended December 31, 2011, Mr. Wolff was eligible to receive incentive compensation in an amount equal to 40% of his annual base compensation, pro-rated to reflect his partial employment with the Company during fiscal year 2011.

(18) Mr. Wolff's fiscal year 2011 compensation included $647 for group term life insurance premiums.

(19) On May 4, 2011, Randy W. Strobel resigned from his employment as Senior Vice President, Chief Financial Officer of the Company, effective the close of business on August 31, 2011. His separation agreement provided that Mr. Strobel receive his regular base salary of $250,000 per year through August 31, 2012 and a pro-rated portion of the bonus he would expect to receive had he remained as an employee of the Company through the end of fiscal 2011, in the amount of $40,000.

(20) This amount represents the regular base salary for Mr. Strobel through the end of his employment with the Company on August 31, 2011. His original employment agreement, dated August 25, 2008, provided that Mr. Strobel receive $250,000 in base compensation plus be eligible to receive additional incentive compensation.

(21) This amount represents the aggregate grant date fair value computed in accordance with FASB ASC Topic 718. On March 7, 2011, the Company awarded Mr. Strobel 7,500 restricted stock units at a fair value price of $4.44 per share. One-quarter of the restricted stock unit award (1,875 shares) vested immediately and the remainder was to vest in increments equal to one-quarter of the total award on March 7 of each of the following three years. In conjunction with Mr. Strobel's resignation effective August 31, 2011, his remaining unvested restricted stock unit awards (5,625 shares) were forfeited and cancelled.

(22) This amount represents the aggregate grant date fair value computed in accordance with FASB ASC Topic 718. On March 7, 2011, the Company granted Mr. Strobel an option to purchase 7,500 shares at an exercise price of $4.44 per share. One-quarter of that award (1,875 options) vested immediately and the remainder vest in additional increments equal to one-quarter of the award on March 7 of each of the following three years. On November 23, 2011, Mr. Strobel exercised 1,875 of his vested options. In conjunction with Mr. Strobel's resignation effective August 31, 2011, his remaining unvested option awards (5,625 shares) were forfeited and cancelled.

(23) Mr. Strobel's fiscal year 2011 compensation included $548 for group term life insurance premiums, $2,384 for deferred compensation accruals by the Company for the Restated SERP, $250,000 in severance compensation and a $40,000 pro-rated bonus as part of his separation agreement effective August 31, 2011. Effective January 3, 2011, the Company discontinued all basic employer contributions to participant Deferred Compensation Accounts under the Restated SERP. Existing SERP balances continue to receive interest contributions equal to the 10 year Treasury rate plus one to three percent as determined each year by the Board of Directors.

(24) This amount represents a discretionary bonus for services rendered during fiscal year 2010, as authorized by the Compensation Committee.

(25) This amount represents the aggregate grant date fair value computed in accordance with FASB ASC Topic 718. On March 2, 2010, the Company granted Mr. Strobel an option to purchase 22,000 shares at an exercise price of $2.82 per share. One-quarter of that award (5,500 options) vested immediately and the remainder vest in additional increments equal to one-quarter of the award on March 2 of each of the following three years. The options expire on March 2, 2020. On November 23, 2011, Mr. Strobel exercised 11,000 of his vested options. In conjunction with Mr. Strobel's resignation effective August 31, 2011, his remaining unvested option awards (11,000 shares) were forfeited and cancelled.

(26) Mr. Strobel's fiscal year 2010 compensation included $726 for group term life insurance premiums, $315 for extended long-term disability coverage premiums (provided to all employees), and $2,565 for deferred compensation accruals by the Company for the Restated SERP. Effective January 3, 2010, the Company discontinued all basic employer contributions to participant Deferred Compensation Accounts under the Restated SERP. Existing SERP balances continue to receive interest contributions equal to the 10 year Treasury rate plus one to three percent as determined each year by the Board of Directors.

Narrative Disclosure of Executive Compensation and Additional Disclosures

The principal components of compensation for our executives are: (1) base salary; (2) performance-based cash incentive payments (sometimes referred to as "annual incentives"); (3) long-term incentive compensation; (4) non-qualified deferred compensation benefits; and (5) perquisites and other personal benefits. Information concerning the foregoing, the material terms of our named executive officers' employment agreements or arrangements and their fiscal years 2011 and 2010 compensation, a discussion of prior year's compensation in some situations to give context to the disclosure provided, and the material terms of plans providing for payments of retirement benefits or payments in connection with resignation, retirement or other termination or change in control follows.

Employment Agreements/Arrangements—Named Executive Officers Currently Employed by the Company

The information provided below relates to Named Executive Officers who are currently employed by the Company.

Brittany B. McKinney

Term; Base Salary; Cash (Non-Equity) and Long-Term (Equity) Incentives

Ms. McKinney is the Company's President and CEO, effective March 1, 2011. Before that, she served as the Company's Interim President and CEO (from September 29, 2010 through the date of her appointment as President and CEO).

Prior to being appointed Interim President and CEO, Ms. McKinney was the Company's Senior Vice President, Central Region and, before that, Ms. McKinney served as AIC's Vice President of Corporate Development. Prior to joining AIC in November 2007, Ms. McKinney served as Director of Operations and Integration Program Manager at Fujitsu Consulting. Prior to its acquisition by Fujitsu in 2005, Ms. McKinney served as a director-level employee at BORN Information Services, Inc. where she contributed to corporate strategy and planning initiatives.

Ms. McKinney and the Company entered into an Employment Agreement (the "Agreement"), effective as of March 1, 2011, which provides for an initial term of one year, with automatic one-year renewals unless either party gives proper notice of nonrenewal. The Agreement also provides that the Board of Directors would nominate Ms. McKinney as a candidate for election as a director at the Company's 2011 Annual Meeting of Shareholders and that she would continue to serve as a member of the Board until termination of her employment, her resignation from the Board, the Board's failure to nominate her for re-election (and the subsequent completion of her term as a member of the Board of Directors), her removal from the Board pursuant to Minnesota statutes, or her failure to be reelected to the Board by the Company's shareholders.

The Agreement provides that Ms. McKinney will receive base compensation of $325,000 per year and will be eligible to earn an annual cash incentive payment in the target amount of 50% of her annual base compensation for the year in which the bonus was earned, contingent upon meeting certain individual and company performance objectives set by the Compensation Committee of the Company's Board of Directors (the "Committee") on an annual basis.

Equity Grants

The 2012 Equity Grants

Effective March 15, 2012 the Board of Directors, acting on the recommendation of the Committee, granted Ms. McKinney options to acquire 16,250 shares of the Company's common stock at the closing price on the date of grant ($5.78 per share). One-quarter of the options vested immediately, and the remainder will vest ratably on an annual basis over the following three years.

Also effective March 15, 2012 the Company awarded Ms. McKinney 16,250 restricted stock units. One-quarter of the restricted stock unit award vested immediately and the remainder will vest ratably on an annual basis over the following three years. In the event of a change of control (as defined in the 2009 Equity Incentive Plan), the 2012 restricted stock unit award will become fully vested.

The 2011 Equity Grants

Effective March 1, 2011, in connection with her appointment as President and CEO, the Committee granted Ms. McKinney options to acquire 50,000 shares of the Company's common stock at the closing price on the date of grant ($4.40 per share). One-quarter of the options vested immediately, and the remainder will vest ratably on an annual basis over the following three years. In the event of a change of control (as defined in the applicable plan), the 2011 ISO option grant will become fully vested.

Also effective March 1, 2011 the Company awarded Ms. McKinney 50,000 restricted stock units. One-quarter of the restricted stock unit award vested immediately and the remainder will vest ratably on an annual basis over the following three years. In the event of a change of control (as defined in the applicable plan), the 2011 restricted stock unit award will become fully vested.

The 2010 Options

On March 2, 2010, the Company granted Ms. McKinney an option to purchase 15,000 shares at an exercise price of $2.82 per share (the "2010 Options"). One-quarter of that award (3,750 options) vested immediately and the remainder vest in additional increments equal to one-quarter of the award on March 2 of each of the following three years. The 2010 Options expire on March 2, 2020.

Deferred Compensation

Ms. McKinney is a participant in the Company's Restated SERP (nonqualified deferred compensation plan). The amounts of $674 and $725, incurred by the Company in fiscal years 2011 and 2010 respectively, are included in the "All Other Compensation" column for Ms. McKinney's compensation in the Summary Compensation Table. No above-market interest was accrued by the Company in fiscal years 2011 and 2010.

Effective January 3, 2010, the Company discontinued all basic employer contributions to participant Deferred Compensation Accounts under the Restated SERP. Existing SERP balances continue to receive interest contributions equal to the 10 year Treasury rate plus one to three percent as determined each year by the Board of Directors.

Termination, Severance and Change of Control

Termination and Severance

Either the Company or Ms. McKinney may terminate the Agreement, and her employment, at any time.

In the event Ms. McKinney's employment is terminated by the Company without "Good Cause" (as defined in the Agreement) or by Ms. McKinney on the basis of a constructive termination without Cause (as defined in the Agreement), the Company will pay to Ms. McKinney a lump sum equal to her annual base salary then in effect and will also pay her an incentive compensation bonus for the then-current fiscal year, prorated over the portion of the fiscal year for which she was employed, to the extent accrued as of the date of termination without Cause, and reimburse her for medical insurance premium payments made under COBRA for a period of up to six months.

Under the terms of the Agreement, the Company may at any time immediately terminate Ms. McKinney's employment for Good Cause. In the event of a termination for cause, the Company is required to deliver a written notice to Ms. McKinney stating the basis for such cause but is not obligated to pay any form of severance or other compensation to Ms. McKinney.

Change of Control

Although Ms. McKinney's Employment Agreement does not itself provide change of control protections, she is a participant in the Analysts International Corporation Change in Control Severance Pay Plan described below.

All Other Compensation

Aside from amounts discussed in the *Deferred Compensation* section for Ms. McKinney, all other compensation for fiscal year 2011 included $647 in group term life insurance premiums and $2,418 for medical premium benefits.

William R. Wolff

Term; Base Salary; Cash (Non-Equity) and Long-Term (Equity) Incentives

William R. Wolff is the Company's Senior Vice President, Chief Financial Officer, effective August 8, 2011. Prior to this appointment, since December 2009, Mr. Wolff served as Chief Executive for a startup video hosting website for youth sports, TeamKLPZ, LLC of Burnsville, Minnesota. Before then, from February 2007 through May 2009, he served as Chief Executive Officer of Dascom Systems Group, LLC of Woodbury, Minnesota, a private equity backed systems integration firm serving the rural telecommunications IPTV industry and the distance education markets. From December 2003 through November 2006, Mr. Wolff served as Chairman and Chief Executive Officer of MakeMusic, Inc. of Minneapolis, Minnesota, a publicly traded technology company with sales worldwide, where he was responsible for all aspects of the company including sales, marketing, customer service, product development, finance and operations.

On August 3, 2011, the Company and William R. Wolff entered into an Employment Agreement (the "Agreement") with an effective date of August 8, 2011, which provides that Mr. Wolff will be employed as Senior Vice President, Chief Financial Officer of the Company for an initial term of one year.

Thereafter, the Agreement automatically renews for successive one-year renewal terms until the Company or Mr. Wolff provides notice of non-renewal in writing to the other at least 30 days prior to the applicable renewal date.

The Agreement provides that Mr. Wolff will receive base compensation of $230,000 per year and will be eligible to earn an annual cash incentive payment in an amount of up to 50% of his annual base compensation for the year in which the bonus was earned, contingent upon meeting certain individual and company performance objectives set by the Compensation Committee of the Company's Board of Directors on an annual basis.

Equity Grants

The 2012 Equity Grants

Effective March 15, 2012 the Board of Directors, acting on the recommendation of the Compensation Committee, granted Mr. Wolff options to acquire 7,500 shares of the Company's common stock at the closing price on the date of grant ($5.78 per share). One-quarter of the options vested immediately, and the remainder will vest ratably on an annual basis over the following three years.

Also effective March 15, 2012 the Company awarded Mr. Wolff 7,500 restricted stock units. One-quarter of the restricted stock unit award vested immediately and the remainder will vest ratably on an annual basis over the following three years. In the event of a change of control (as defined in the 2009 Equity Incentive Plan), the 2012 restricted stock unit award will become fully vested.

The 2011 Equity Grants

Effective August 9, 2011, in connection with his appointment as Senior Vice President, Chief Financial Officer, the Board of Directors approved the grant to Mr. Wolff of options to acquire 20,000 shares of the Company's common stock at the closing price on the date of the grant ($3.10 per share). One-quarter of the options vested immediately, and the remainder will vest ratably on an annual basis over the following three years.

Also effective August 9, 2011 the Company awarded Mr. Wolff 20,000 restricted stock units. One-quarter of the restricted stock unit award vested immediately and the remainder will vest ratably on an annual basis over the following three years. In the event of a change of control (as defined in the 2009 Equity Incentive Plan), the 2011 restricted stock award will become fully vested.

Termination, Severance and Change of Control

Termination and Severance

Notwithstanding the term of the Agreement, either the Company or Mr. Wolff may terminate Mr. Wolff's Employment Agreement and Mr. Wolff's employment at any time. In the event Mr. Wolff's employment is terminated by the Company during the original term or any renewal term without "Cause" (as defined in the Agreement), the Company will pay severance to Mr. Wolff by continuing to pay his base compensation for 12 months after any such termination, provided that he first signs all appropriate paperwork, including providing a full release (not later revoked within the statutory period) of all claims against the Company, in form and substance acceptable to the Company. If the Company terminates Mr. Wolff's employment for Cause, no severance is payable and the Company will have no further obligation or liability to him. If the Company elects not to renew the Agreement beyond expiration of the then-current term, the Company will pay severance to Mr. Wolff by continuing to pay his base compensation for four (4) months after the Agreement expires, provided that he first signs all appropriate paperwork, including providing a full release (not later revoked within the statutory period) of all claims against the Company, in form and substance acceptable to the Company.

Change of Control

Although Mr. Wolff's Employment Agreement does not itself provide change of control protections, he is a participant in the Analysts International Corporation Change in Control Severance Pay Plan described below.

All Other Compensation

Mr. Wolff's fiscal year 2011 compensation included $647 for group term life insurance premiums.

Change in Control Severance Pay Plan

Certain senior executives are covered by the Analysts International Corporation Change in Control Severance Pay Plan (the "Plan"). The purpose of the Plan, which took effect on March 1, 2011, is to provide benefits to certain "qualified employees" whose employment is terminated in connection with a "Change of Control" (as defined in the Plan). For purposes of the Plan, the term "qualified employee" means any individual who (i) is either (a) an officer of the Company in the position of Senior Vice President or above whose employment has been approved by the Board or the Compensation Committee of the Board (the "Committee"), or (b) a management level or other highly compensated employee of the Company who is selected as a "qualified employee" by the Board or the Committee; (ii) is not a party to a separate written agreement with the Company which expressly provides that the individual is not eligible to participate in the Plan; and (iii) is not a party to a separate written agreement with the Company that provides severance benefits to the individual in the event of a Change in Control.

A participant in the Plan will be entitled to certain severance payments and benefits if (i) the participant's employment is terminated by the Company without "Cause" or by the participant for "Good Reason" (as such terms are defined in the Plan), and (ii) such termination occurs either (a) within the period beginning on the date of a change in control and ending on the last day of the twelfth month that begins after the month in which the change in control occurs, or (b) prior to a change in control if the termination occurs in connection with the change in control.

If terminated or separated from the Company under the circumstances set forth above, a participant will be entitled to a lump sum payment equal to the participant's annual base salary then in effect. In addition, following such termination or separation, all non-competition agreements (or non-competition provisions within other agreements) restricting the activities of the participant will be null and void and of no further force and effect.

Severance Arrangements with Named Executive Officers Who Are No Longer Employed by the Company

The information below provides disclosures as to the severance and other post-employment arrangements with one Named Executive Officer who is no longer employed by the Company.

Randy W. Strobel (former Senior Vice President, Chief Financial Officer)

Randy W. Strobel was the Company's Senior Vice President, Chief Financial Officer from August 25, 2008 until May 4, 2011, when he resigned from his employment effective as of the close of business on August 31, 2011.

On May 4, 2011, the Company entered into a Separation Agreement and Release of Claims with Mr. Strobel (the "Separation Agreement"). The Separation Agreement provided, among other things, that Mr. Strobel will continue to receive his regular base salary of $250,000 per annum through (and ending on) August 31, 2012, will receive a pro-rated portion of the bonus which he would expect to receive had he remained as an employee of the Company through the end of the fiscal year, in the amount of $40,000, and that the Company will reimburse his medical insurance premium payments under COBRA for a period of up to six months following the last day of his employment (provided that the Company receives sufficient evidence of proof of such payments during the COBRA period). The Separation Agreement included a release of all claims arising out of or relating to Mr. Strobel's employment with the Company or the termination of that employment. In accordance with the requirements of Minnesota law, the Separation Agreement provided that Mr. Strobel had the right to revoke such release of claims within 15 calendar days after signing the agreement, and also provided for a revocation period of seven days after signing the agreement under the federal Age Discrimination in Employment Act.

Although Mr. Strobel is no longer employed by the Company, he was one of our two most highly compensated executive officers other than the CEO at the end of the last completed fiscal year (2011), which is why information about his compensation is included in this Proxy Statement.

Annual Cash (Non-Equity) Incentive Compensation

During fiscal year 2011 the Compensation Committee approved the Company's 2011 Annual Management Incentive Plan ("AMIP"). In general, the AMIP reflects the view of the Compensation Committee, shared by the Board, that executive compensation arrangements should be structured to reflect rewards for achievement of goals that are consistent with the creation of shareholder value.

The 2011 Annual Management Incentive Plan was focused on Company performance with the primary financial metric being EBITDAS ("earnings before interest, taxes, depreciation and stock-based compensation"). Specific targets were based on the 2011 budget presented to the Board of Directors in December 2010. Attaining positive EBITDAS was a prerequisite to payment of any incentive payout for 2011.

Fiscal Year 2011

Based on Company performance during fiscal year 2011, the Compensation Committee recommended, and the Board of Directors approved, discretionary incentive compensation for fiscal year 2011 as noted in the "Non-Equity Incentive Plan Compensation" column of the Summary Compensation Table above and applicable footnotes therein.

Fiscal Year 2010

The Company did not achieve the targeted financial performance stated in the AMIP for fiscal year 2010 and accordingly no bonuses were paid pursuant to the AMIP. Based on management's level of effort during fiscal 2010 and its success in attaining profitability during the last two quarters of fiscal 2010, the Compensation Committee did, however, approve payment of discretionary incentive compensation for performance during 2010, as noted in the Bonus column of the Summary Compensation Table above and applicable footnotes therein.

Equity Incentive Compensation

Under the Company's equity incentive plans, the Compensation Committee has made stock option grants and/or restricted stock awards from time to time to named executives and other employees in connection with entering into an employment agreement, in recognition of individual contributions to our performance or due to our overall financial performance. These plans also allow the Company to continue to make stock option grants and award restricted stock to attract and maintain a talented management team for the benefit of our shareholders.

When making such stock option grants or when issuing restricted stock or restricted stock unit awards, the Compensation Committee takes into account:

- the employee's performance and contribution to our financial performance and operational objectives;
- the number and value of shares awarded and options granted previously to the employee;
- the number of shares available for grant under our plans;
- the value of the shares underlying stock options and restricted stock awards; and
- the overall net stock dilution created by the stock option grants and restricted stock awards.

Deferred Compensation Plan

The Company's deferred compensation plan (also referred to by the Company as the "Restated Special Executive Retirement Plan" or "Restated SERP," hereinafter the "Plan") is unfunded and provides that the Company shall credit amounts to participants' company contribution accounts at the rate of 15% or 5% of the participant's base salary. Participants also may contribute up to 50% of base compensation and up to 100% of bonus compensation payable to the participants during a Plan year. Although the Plan is unfunded, the terms of the Plan provide that in the event of a change of control, the Company must, immediately prior to the effective date of the change of control, contribute sufficient funds to a trust to provide for payment of all benefits due to participants under the terms of the Plan.

As part of the Company's cost-savings actions, effective January 3, 2010 the Company discontinued all basic employer contributions to participant Deferred Compensation Accounts under the Plan. Existing Plan balances continue to receive interest contributions equal to the 10 year Treasury rate plus one to three percent as determined each year by the Board of Directors. In fiscal years 2011 and 2010, the rate used for calculating earnings was the 10-year Treasury rate in effect on January 1 of the applicable year, plus 1%.

After termination of employment for any reason, participants are eligible to receive installment payments or lump-sum payments of the accrued value of their accounts depending on whether the participants' distribution election specifies a date for distribution or a lump sum distribution upon termination. If the Company determines that the participant is a "specified employee" as defined in Code Section 409A as of the date of the participant's separation from service, however, payment of the participant's account cannot be made or commence earlier than six months after the date of the participant's separation from service.

During fiscal year 2011, no Company contributions were made to any eligible participant's account, except for interest earnings as described above. The amount of contribution and interest for each named executive officer participant appears in the All Other Compensation column of the Summary Compensation Table.

Tax and Accounting Implications

Deductibility of Executive Compensation

Section 162(m) limits deductions for certain executive compensation in excess of $1,000,000 in any given year. Since corporate objectives may not always be consistent with the requirements for full deductibility, our Compensation Committee is prepared, if it deems appropriate, to enter into compensation arrangements under which payments may not be deductible under section 162(m). The Committee will consider deductibility of executive compensation, but deductibility will not be the sole factor used by the Committee in ascertaining appropriate levels or modes of compensation. When it is feasible to do so, we will seek to maximize the deductibility for tax purposes of all elements of compensation under section 162(m) of the Internal Revenue Code. Certain types of compensation are deductible only if performance criteria are specified in detail and payments are contingent upon shareholder approval of the compensation arrangement.

Outstanding Equity Awards At Fiscal Year-End

Name	Option Awards[1]					Stock Awards			
	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Brittany B. McKinney	20,000	—	—	$6.75	6/27/2018	—	—	—	—
	7,500	2,500[2]	—	$3.75	9/11/2019	—	—	—	—
	7,500	7,500[3]	—	$2.82	3/2/2020	—	—	—	—
	12,500	37,500[4]	—	$4.40	3/1/2021	37,500	209,250	—	—
William R. Wolff	5,000	15,000[5]	—	$3.10	8/9/2021	15,000	83,700	—	—

(1) All figures in this table are presented on a post-split basis and reflect the one-for-five reverse stock split which occurred on February 26, 2010.

(2) Ms. McKinney's unvested stock options will vest annually, the final increment of 2,500 on September 11, 2012 with an exercise price of $3.75. The options expire on September 13, 2019.

(3) Ms. McKinney's unvested stock options will vest annually in increments of 3,750 on March 2, 2012 and March 2, 2013, with an exercise price of $2.82. The options expire on March 2, 2020.

(4) Ms. McKinney's unvested stock options will vest annually in increments of 12,500 on March 1, 2012, March 1, 2013 and March 1, 2014, with an exercise price of $4.40. The options expire on March 1, 2021.

(5) Mr. Wolff's unvested stock options will vest annually in increments of 5,000 on August 9, 2012, August 9, 2013 and August 9, 2014, with an exercise price of $3.10. The options expire on August 9, 2021.

Board of Directors Compensation—2011 Fiscal Year[1]

Name	Fees Earned or Paid in Cash ($)	Stock Awards[2][3] ($)	Option Awards[4][5] ($)	Non-Equity Incentive Plan Compensation[6] ($)	Nonqualified Deferred Compensation Earnings[7] ($)	All Other Compensation ($)	Total ($)
Brigid A. Bonner	44,000	498	2,651	—	—	—	47,149
Krzysztof K. Burhardt	44,000	498	2,651	—	—	—	47,149
Joseph T. Dunsmore	40,000	498	2,651	—	—	—	43,149
Galen G. Johnson	40,000	498	2,651	—	—	—	43,149
Douglas C. Neve	128,000	996	3,977	—	—	—	132,973
Robert E. Woods	—	—	—	—	—	—	—

(1) Information concerning the compensation of Brittany B. McKinney as a director during fiscal year 2011 is fully reflected in the Summary Compensation Table found at page 20 above.

(2) This amount represents the aggregate grant date fair value computed in accordance with FASB ASC Topic 718. Assumptions used in the calculation of these amounts are included in footnote J to our audited financial statements for the fiscal year ended December 31, 2011 included in our Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 23, 2012.

(3) In accordance with compensation policies previously established by the Board of Directors and for their service as directors during fiscal year 2011, on January 3, 2011 each director received an annual equity grant of 200 shares (as chair, Mr. Neve's annual equity grant for fiscal year 2011 was 400 shares). All awards are fully vested upon grant.

(4) This amount represents the aggregate grant date fair value computed in accordance with FASB ASC Topic 718. Assumptions used in the calculation of these amounts are included in footnote J to our audited financial statements for the fiscal year ended December 31, 2011 included in our Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 24, 2012.

(5) In accordance with compensation policies previously established by the Board of Directors and for their service as directors during fiscal year 2011, on January 3, 2011 options to purchase 1,600 shares of the Company's common stock (as Chair, Mr. Neve's annual option grant for 2011 was 2,400 shares) were granted to all directors at an exercise price of $2.49. These options vest in increments of one quarter annually over four years beginning January 3, 2012.

(6) We do not maintain a non-equity incentive plan for members of the Board of Directors.

(7) We do not maintain defined benefit or pension plans for members of the Board of Directors.

Narrative Disclosure of Director Compensation

Cash Compensation

Pursuant to a resolution of the Board of Directors adopted in December 2010, during fiscal year 2011 each of our independent directors (other than the Chair) was paid an annual retainer of $40,000, plus expenses, and the Chair was paid an annual retainer of $60,000, plus expenses. Also, each independent director who served as the chair of a Committee was paid an additional $4,000 per year. All such amounts were paid quarterly. During fiscal year 2011, the Chair was paid the additional sum of $64,000, payable quarterly, for special duties rendered during fiscal year 2011.

Pursuant to a resolution of the Board of Directors adopted in December 2011, effective January 1, 2012, for their annual service each independent member of the Board of Directors (other than the Chair) shall be paid $55,000; the Chairman of the Board shall be paid $95,000; each independent member of the Board who serves as chair of the Nominating and Governance Committee shall be paid an additional $5,000; each independent member of the Board who serves as chair of the Compensation Committee shall be paid an additional $7,500; and each independent member of the Board who serves as chair of the Audit Committee shall be paid an additional $10,000.

All such amounts are to be paid quarterly.

No director is paid a separate fee for attending Board or Committee meetings. In accordance with Company policies, employee and related-person directors did not receive compensation for their service as directors during 2011.

Equity Compensation

A portion of our directors' annual compensation includes annual stock option grants and stock awards. On the first business day after the first of each calendar year, the Chair of the Board is granted an option to purchase 2,400 shares of our common stock while the other independent directors are granted options to purchase 1,600 shares of our common stock. The exercise price of the options is the fair market value of our common stock at the close of trading on the date of grant. Each option has a term of ten years and becomes exercisable in four equal installments commencing on the first anniversary of the date of grant and continuing for the three successive anniversaries thereafter. In the event of the retirement (as defined in the Plan), disability or death of an independent director, all options granted to such director under the 2004 Equity Incentive Plan (as amended May 25, 2006) are immediately exercisable. In addition, on the first business day of each calendar year, the Chair of the Board receives an equity grant of 400 shares of our common stock and the other independent directors receive 200 shares of common issued from the 2004 Equity Incentive Plan (as amended May 25, 2006).

Indemnification

Our Bylaws instruct us to indemnify our directors and officers to the fullest extent to which officers and directors may be indemnified under Minnesota corporate law.

Report of the Audit Committee

The role of the Audit Committee is to oversee the Company's financial reporting process. Management is responsible for the Company's financial statements and reporting process, including the Company's systems of internal controls. The Company's independent registered public accounting firm is responsible for auditing the Company's financial statements and expressing an opinion as to their conformity with accounting principles generally accepted in the United States of America. A copy of the Audit Committee Charter, which was revised and adopted by the Company's Board of Directors on November 4, 2010 and further amended on November 1, 2011, describes the role of the Audit Committee in overseeing the Company's financial reporting process. The Charter is available free of charge on the Company's *Investor Relations* page of its website.

In performing its functions, the Audit Committee reports that:

- The Committee met with the Company's independent registered public accounting firm, with and without management present, to discuss the overall scope and plans for their audit, the results of their examination, their evaluation of the Company's internal controls, and the overall quality of the Company's financial reporting;
- The Committee reviewed and discussed with management the audited financial statements included in the Company's Annual Report, management's representations regarding the financial statements and the Company's internal controls;
- The Committee discussed with the Company's independent registered public accounting firm the matters required to be discussed by Statement on Auditing Standards No. 61 (Codification of Statements on Auditing Standards AU § 380), as modified, amended or supplemented;
- The Committee received the written disclosures and the letter from the Company's independent registered public accounting firm required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountant's communications with the Committee concerning independence, and discussed with them matters relating to their independence;
- The Committee received information from management and the independent registered public accounting firm with respect to non-audit services provided by the Company's independent registered public accounting firm, and considered whether the provision of those services is compatible with maintaining the auditors' independence; and
- The individual Committee members and the Committee as a whole comply with the independence requirements set forth in applicable regulations.

Based upon its reviews and discussions with the independent registered public accounting firm and management, the Audit Committee has recommended to the Board of Directors that the audited financial statements be included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2011 for filing with the Securities and Exchange Commission.

Douglas C. Neve, Chair
Krzysztof K. Burhardt
Galen G. Johnson

Members of the Audit Committee

OTHER INFORMATION

Other Business

The proposals that have been properly submitted for action by shareholders at the Annual Meeting are as listed in the Notice of Annual Meeting of Shareholders. Management is not aware of any other items of business which will be presented for shareholder action at the Annual Meeting. Should any other matters properly come before the meeting for action by shareholders, the shares represented by proxies will be voted in accordance with the judgment of the persons voting the proxies.

2013 Shareholder Proposals

The proxy rules of the Securities and Exchange Commission permit shareholders of a company, after timely notice to the company, to present proposals for shareholder action in the company's Proxy Statement where such proposals are consistent with applicable law, pertain to matters appropriate for shareholder action and are not properly omitted by company action in accordance with the proxy rules. Shareholder proposals (other than director nominations) that are submitted for inclusion in our Proxy Statement for our 2013 annual meeting of shareholders must follow the procedures set forth in Rule 14a-8 promulgated under the Securities Exchange Act of 1934 and our bylaws. To be timely under Rule 14a-8, such proposals must be received by us at our main headquarters office not later than December 20, 2012.

Pursuant to our bylaws, in order for any other proposal to be properly brought before the next annual meeting by a shareholder, including a nominee for director to be considered at the next annual meeting, a shareholder must give written notice of such shareholder's intent to bring a matter before the annual meeting, or nominate the director, in a timely manner. To be timely under our bylaws, generally speaking the notice must be given by such shareholder to the Company's Secretary not less than 120 days before the first anniversary of the date of the preceding year's annual meeting of shareholders. As set forth in greater detail in our bylaws, each such notice must contain certain information with respect to the shareholder who intends to bring such matters before the meeting and the item of business the shareholder proposes to bring before the meeting. Shareholders are advised to review our bylaws carefully regarding the requirements for proposals and director nominations. Under Article III, Sections 5 and 6 of the Company's By-Laws, as amended, shareholder proposals received after January 22, 2013 will not be considered.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the 1934 Act requires the Company's directors, and executive officers, and persons who beneficially own more than ten percent (10%) of the Company's Common Stock, to file with the Securities and Exchange Commission ("Commission") initial reports of beneficial ownership and reports of changes in beneficial ownership of common shares of the Company. Specific due dates for those reports have been established, and the Company is required to disclose in this Proxy Statement any failure to file by those due dates during fiscal 2011. Directors, officers and greater than ten percent shareholders are required by the regulations of the Commission to furnish the Company with copies of all Section 16(a) reports they file. To the Company's knowledge, based solely on review of the copies of such reports furnished to the Company, or written representations that no other reports were required, the Company believes that during the fiscal year ended December 31, 2011, all Form 3, Form 4 and Form 5 filing requirements were met for fiscal year 2011.

ANNUAL REPORT/FORM 10-K

A copy of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2011, including financial statements and a list of exhibits to such Form 10-K, accompanies this Notice of Annual Meeting and Proxy Statement.

The Company will furnish to any such person any exhibit described in the list accompanying the Form 10-K free of charge. Requests for a copy of the Form 10-K and/or any exhibits(s) should be directed to the Secretary of Analysts International Corporation, 7700 France Avenue South, Suite 200, Edina, Minnesota 55435. Your request must contain a representation that, as of April 2, 2012, you were a beneficial owner of shares entitled to vote at the 2012 Annual Meeting of Shareholders.

By Order of the Board of Directors



Robert E. Woods
Secretary

Whether or not you plan to attend the meeting, please fill in, date and sign the proxy exactly as your name appears thereon and mail it promptly in the envelope provided with the proxy card, or vote your shares over the Internet or telephone by following the instructions on the proxy card.

CORPORATE INFORMATION

Transfer Agent

The Company's Transfer Agent is Wells Fargo Bank, National Association. You may contact Wells Fargo Shareholder Services℠ as follows:

Internet:
Shareholder Online–**www.shareholderonline.com**
24 hours a day, 7 days a week

(From this site, you may also contact Wells Fargo Shareholder Services via email by clicking "Contact Us" on the bottom of the web page. The next page you will be routed to has a secured "email us" link)

Telephone
(800) 468-9716
Use Wells Fargo Shareholder Services automated system 24 hours a day, 7 days a week. Or speak with a customer service representative from 7:00 a.m. to 7:00 p.m. Central Time, Monday through Friday.

Mail
Shareholder Services
P.O. Box 64874
St Paul, Minnesota 55164-0874

Courier
Shareholder Services
161 North Concord Exchange
South St Paul, Minnesota 55075

Investor Relations

Securities analysts and investors should contact Investor Relations by writing to the Company's headquarters or by calling (952) 835-5900.

Independent Registered Public Accounting Firm

Deloitte & Touche LLP, 50 South Sixth Street, Suite 2800, Minneapolis, Minnesota 55402

Corporate Headquarters

Our corporate headquarters are located at 7700 France Avenue South, Suite 200, Edina, Minnesota 55435.

Corporate Governance

The Company maintains a website at www.analysts.com. Visitors to the Company website can view and print copies of the Company's SEC filings, including Forms 10-K, 10-Q and 8-K, as soon as reasonably practicable after the filings are made with the SEC. Copies of the Company's Code of Ethical Business Conduct and its Code of Ethics for Senior Financial Executives are available through the Company website. Alternatively, shareholders may obtain, without charge, copies of all of these documents, as well as additional copies of this report, by writing to Investor Relations at the Company's headquarters. Please note that the information contained on the Company's website is not incorporated by reference in, or considered to be a part of, this document.

LEADERSHIP INFORMATION

Directors

Brigid A. Bonner

Dr. Krzysztof K. Burhardt

Joseph T. Dunsmore

Galen G. Johnson

Brittany B. McKinney

Douglas C. Neve

Robert E. Woods

Officers

Brittany B. McKinney,
President and
Chief Executive Officer

William R. Wolff,
Senior Vice President,
Chief Financial Officer

Virgil M. Pint
Senior Vice President,
North Region

Randy D. Hall
Senior Vice President,
South Region

John O'Donnell
Senior Vice President,
Strategic Business Development

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

Commission File number 1-33981

ANALYSTS INTERNATIONAL CORPORATION

(Exact name of registrant as specified in its charter)

Minnesota	**41-0905408**
(State of incorporation)	(I.R.S. Employer Identification No.)
7700 France Ave South, Minneapolis, Minnesota	**55435**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(952) 835-5900**

Securities registered pursuant to Section 12(b) of the Act:

Common Stock, par value $.10 per share
(Title of class)

Common Share Purchase Rights
(Title of class)

Securities registered pursuant to Section 12(g) of the Act: **NONE**

Indicate by check mark if the registrant is a well-known seasonal issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the voting stock (Common Stock) held by non-affiliates of the registrant as of the last business day of the registrant's most recently completed second fiscal quarter (July 2, 2011) was $16,540,871 based upon the closing price as reported by Nasdaq.

As of February 20, 2012, there were 5,033,959 shares of the registrant's common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

The information called for by Part III of the Form 10-K is incorporated by reference from the registrant's definitive proxy statement which will be filed pursuant to Regulation 14A not later than 120 days after the end of the fiscal year covered by this report.

TABLE OF CONTENTS

PART I

Item 1. Business.

Company Overview

Analysts International Corporation ("AIC," "Company," "we," "us," or "our") is a national information technology ("IT") services company. We employ approximately 965 IT professionals, management and administrative staff and are focused on serving the IT needs of mid-market to Fortune 500 companies and government agencies across North America. AIC was incorporated in Minnesota in 1966 and our corporate headquarters is located in Minneapolis, Minnesota.

From IT Staffing to Project Based Solutions, we provide a broad range of services designed to help businesses and government agencies drive value, control costs and deliver on the promise of a more efficient and productive enterprise. Our value proposition is based on:

- Our 46 years of experience in the IT staffing industry—our understanding of the labor market, the requirements of complex organizations and the competitive pricing and compensation rates for quality IT professionals;
- Our longstanding client relationships;
- Our extensive network of qualified IT professionals;
- Our recruiting process which is designed to source, qualify and quickly respond with IT professionals that meet our clients' requirements; and
- Our company-wide commitment to quality in all aspects of the business.

We deliver our IT services across a broad spectrum of industries. We utilize a branch-based model, staffed with account executives and recruiters serving both local and national accounts. Our IT consultants are primarily located at various client sites throughout North America.

Our goal is to be an employer of choice within the IT services industry. We believe we offer a competitive compensation and benefits package for our consultants, account executives, recruiters and management personnel. The average tenure of our IT consultants is four years, which reflects our commitment to our consultants and our ability to best match their talents to assignments.

IT Services

We provide quality IT professionals on demand. We supply consultants across a number of technology disciplines to companies in diversified industries. We maintain a strong consultant network, which is comprised of full-time and temporary employees and contract professionals. When recruiting candidates, we tailor our searches to match our clients' requirements and search through our consultant network, job boards and referrals. This client-centric approach leads to more successful placements and faster ramp-up times that adds value to our clients.

The majority of our contracts are billed on a time and materials basis and revenue is recognized as hours are worked and costs are expended. We invoice our clients in accordance with the terms of our agreement, which is primarily on a monthly basis. Our standard credit terms require our invoices to be paid within 30 days from receipt by the client.

We generally do not have exclusivity with respect to our clients' IT staffing needs. Our clients typically use multiple IT staffing firms to ensure a competitive environment and award contracts based on price, candidate quality, fit and prior relationships.

We use three primary delivery methods for our IT Services: Staff Augmentation, Managed Teams and Project-Based Solutions. The type of delivery method is determined by the needs and objectives of our clients.

Staff Augmentation

In Staff Augmentation, we source IT talent in line with our client's requirements to work with their internal staff and provide them with a flexible staffing model to meet their varying needs. In Staff Augmentation engagements, our client provides overall direction during the length of the engagement.

Managed Teams

Our Managed Teams source IT talent and construct project teams in line with client requirements. While clients maintain overall project management and direction, our project managers direct the project team throughout the engagement and provide a single point of contact for client communications, requirement definition, and administrative and process compliance. The result is a specifically constructed team with the appropriate support that provides our clients with a flexible solution.

Project-Based Solutions

Our Project-Based Solutions practices deliver custom application and systems integration solutions.

We determine contract pricing based on bill rates and mark-ups from our employees' hourly rate of pay, the hourly cost of our contract professionals and the negotiated cost of our subsuppliers. The majority of our project-based solutions contracts are fixed price contracts and we invoice our clients in accordance with the terms of our agreement.

Based on the guidance and criteria described in ASC 280, *Segment Reporting* ("ASC 280"), we aggregate our Staff Augmentation and Project-Based Solutions operating segments into one reportable segment.

Seasonality

We experience seasonality in our business. Quarterly results may fluctuate depending on, among other things, the number of billing days in a quarter and the seasonality of clients' businesses. As a result of the timing of holidays and seasonal vacation time taken by our IT consultants and the volume of contract renewals, we generally experience lower billable hours per consultant and lower revenues in the first and fourth quarters during a fiscal year.

Client Information

Approximately 90% of our annual revenue is from services provided to our existing client base, which consists primarily of mid-market to Fortune 500® companies. This high percentage of repeat business demonstrates our commitment to client satisfaction and the development of long-term relationships with our clients. Many of our client relationships go back more than a decade, some as far back as 25 years.

We provided services to more than 250 clients during fiscal 2011. Our revenue for fiscal 2011 was derived from services rendered to clients in the following industry groups:

	Approximate Percent of FY 2011 Revenue
Manufacturing	33.7%
Government	16.9%
Energy	14.9%
Business & Technology Services	13.3%
Retail	5.4%
Healthcare	4.8%
Finance & Insurance	3.9%
Other	3.5%
Utilities	1.9%
Communications	1.7%

International Business Machines Corporation ("IBM") and Chevron have been significant clients of ours for several years. The services we provide to IBM and Chevron are predominantly in the area of Staff Augmentation. The IBM and the Chevron business accounted for approximately 7%, 11% and 11% and 11%, 9% and 7%, respectively, of our total revenue for fiscal years 2011, 2010 and 2009, respectively.

Personnel

Our business is dependent on our ability to attract and retain talented personnel to serve our clients. Our staff consists of 965 personnel. Of these, 845 are IT professionals and 120 are individuals who work in sales, recruiting, management, delivery, administrative and support positions. We believe that our relationship with our employees is good. No employees are covered by a collective bargaining agreement or are represented by a labor union. AIC is an equal opportunity employer.

Competition

The IT services industry is extremely competitive and fragmented with limited barriers to entry. Our branch offices compete primarily with local IT services firms and with regional and national companies.

We compete with numerous independent contractors and smaller IT staffing firms that primarily concentrate their resources in one geographic market. On a regional and national basis, we compete with national IT services companies and with the computer consulting and/or IT staffing divisions of larger companies. These companies are substantially larger than us in terms of sales volumes and personnel and have substantially greater financial resources.

Principal competitive factors in the IT services industry include technical expertise, the ability to hire quality technical personnel on a timely basis, responsiveness to clients' staffing needs in a broad spectrum of skill sets, reputation, credibility, service delivery models and bill rates. We believe we are competitive in all of these aspects.

Fiscal 2011 Business Developments

Leadership

On February 22, 2011, our Board of Directors appointed Brittany B. McKinney as our President and Chief Executive Officer and on May 24, 2011, she was elected as a Director of our Company. Ms. McKinney served as our Interim President and Chief Executive Officer since September 2010.

Previously, Ms. McKinney was our Vice President of Corporate Development and the Senior Vice President of the Central Region.

On May 4, 2011, Randy W. Strobel resigned from his employment as the Company's Senior Vice President, Chief Financial Officer effective on August 31, 2011. On August 3, 2011, Mr. Strobel resigned from his position as the Company's Senior Vice President, Chief Financial Officer effective as of August 5, 2011; however, Mr. Strobel remained an employee through August 31, 2011.

On August 3, 2011, the Company and William R. Wolff entered into an Employment Agreement with an effective date of August 8, 2011, which provides that Mr. Wolff will be employed as Senior Vice President, Chief Financial Officer of the Company. Prior to this appointment, since December 2009, Mr. Wolff served as Chief Executive for a startup video hosting website for youth sports, TeamKLPZ, LLC of Burnsville, Minnesota.

Lawson Enterprise Resource Planning ("ERP") Solution

On August 18, 2011, our Board of Directors approved a project to replace our existing financial and human resource information systems with a fully integrated Lawson ERP solution. The Lawson ERP solution will allow us to streamline our business processes and allow for cost efficient scalability as well as improve management reporting and analysis. We completed the initial implementation of the ERP solution in early fiscal 2012 and the total capitalized project costs were approximately $1.5 million.

Revolving Credit Facility

On February 23, 2011, we entered into the First Amendment to the Credit and Security Agreement ("Amended Credit Facility") with Wells Fargo Bank, National Association ("Wells Fargo"), which amended the terms of the Credit Facility and extended the maturity date to September 30, 2014.

On September 21, 2011, we entered into the Second Amendment to the Amended Credit Facility with Wells Fargo, which increased our annual capital expenditures covenant for fiscal 2011 from $2.0 million to $2.5 million.

On February 22, 2012, we entered into the Third Amendment to the Amended Credit Facility ("Third Amendment") with Wells Fargo. The Third Amendment increased the total availability of the Amended Credit Facility, which fluctuates based on our level of eligible accounts receivable, by approximately $4.0 million. In addition, the Third Amendment increased our minimum trailing twelve months earnings before taxes financial covenant from a loss of $0.8 million to earnings of $0.25 million. Finally, the Third Amendment added an additional financial covenant which will require us to maintain a minimum excess borrowing base availability of not less than $3.0 million for each reporting period in fiscal 2012 and thereafter.

Under the Amended Credit Facility, Wells Fargo will continue to advance up to $15.0 million to us for working capital purposes and to facilitate the issuance of letters of credit.

Available Information

We maintain our website at www.analysts.com and make available, free of charge, in the Investor Relations section of the website, our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports as soon as reasonably practicable after we electronically file such material with, or furnish such material to, the Securities and Exchange Commission ("SEC").

Other Matters

Our principal executive office is located in Minneapolis, Minnesota. Raw materials, compliance with environmental protection laws, patents, trademarks, licenses, franchises, research and development, and other concessions are not material to an understanding of our business. No portion of our business is subject to re-negotiation of profits at the election of the government. No material governmental approval is required for any of our services and no existing or probable governmental regulations are material to an understanding of our business. Backlog is not material because nearly all of our contracts for services, including contracts with the government (which in the aggregate are not material), are terminable by either the client or us with notice of 30 days or less.

Item 1A. Risk Factors

We operate in a dynamic, rapidly changing and challenging environment that involves numerous risks and uncertainties. The risks and uncertainties described below could individually or collectively have a material adverse effect on our business, assets, profitability or prospects. While these are not the only risks and uncertainties we face, management believes that the more significant risks and uncertainties are as follows:

The loss of the services of one or more of our key personnel or the inability to attract key personnel could weaken our ability to deliver quality services and could adversely affect our business.

We are substantially dependent on certain key employees, including the services of our executive management team, to direct efforts related to execution of our strategic plan. We are also dependent on certain sales and recruiting personnel to maintain critical existing customer and consultant relationships and attract new business. The loss of one or more of these key personnel could have an adverse effect on our operations, including our ability to execute our strategic plan, maintain existing customer relationships, recruit qualified consultants or attract new clients in the context of changing economic or competitive conditions. If we are unable to attract and retain key personnel to perform these services, our business, the results of our operations and our financial condition could be adversely affected.

Our success also depends upon our ability to attract qualified IT professionals who possess the skills, competencies and experience necessary to meet the requirements of our clients. We must continually attract and retain qualified IT professionals who meet the needs of changing customer requirements and our growth could be limited by our ability to do so. Competition for qualified personnel is strong and IT professional turnover rates can be high. If we are unable to hire or retain the talent required by our clients in a timely, cost-effective manner, negotiate mutually beneficial pay rates and benefit packages or have our new professionals timely achieve acceptable levels of productivity, it will affect our ability to successfully operate our business.

Intense competition within the IT staffing industry may result in a loss of market share or lower bill rates, both of which could adversely affect our business.

The market for our services is extremely competitive and fragmented, with limited barriers to entry. Intense price competition in the area of IT staffing, continued pressure on bill rates, and clients' continued requests for discounts, rebates and price concessions involving lower cost models for IT staffing services, are likely to continue to exert downward pressure on our operating results and could adversely affect our operating results. Management expects that our clients will continue, for the foreseeable future, to request lower cost offerings for IT staffing services through e-procurement systems, extremely competitive bidding processes, the granting of various types of discounts, engagement of vendor management organizations and the use of offshore resources, all of which tend to lower our gross margins. There has been a significant increase in the number of clients consolidating their staffing services purchases with a single provider or with a small number of providers. The trend to consolidate purchases has in some cases made it more difficult for us to obtain or retain clients. We also face the risk that certain of our current and prospective clients may decide to provide similar services internally.

Our ability to respond to client requests for lower pricing or to provide other low-cost services will have a direct effect on our performance. If we are unable to maintain or increase (a) the number of hours billed by our IT professionals, (b) their current billing and/or utilization rates or (c) the gross margins we realize from their work, our financial results will be negatively affected. Our gross margins, and therefore our profitability, are largely a function of the rates we charge for our services and the utilization rate, or chargeability, of our IT professionals. Accordingly, if we are not able to maintain the rates we charge for our services or an appropriate utilization rate for our IT professionals, we will not be able to sustain our profit margin and our profitability will suffer. Additionally, stiff competition, especially in IT staffing, may also require us to accept less favorable contractual terms, especially in the area of limitations on liability (with respect to both direct and consequential damages) and indemnification. We are also experiencing pressure from some clients who desire to utilize companies with larger market capitalization than ours for their IT staffing needs. Further, we do not have an "offshore" outsourcing or development center and do not have any strategic alliances with a partner to provide offshore services.

Additionally, many of our current and potential competitors have significantly greater financial, technical, marketing and other resources than we have and as a result, may be able to adjust to changing market conditions and respond to client demands more effectively. They may also have greater resources to devote to the development of new technologies, products and services. It is possible that new competitors, alliances among competitors or alliances between competitors and third parties may emerge and acquire significant market share. If this were to occur, it could have an adverse effect on our business, results of operations and financial condition. We expect highly competitive conditions in the market for IT staffing services to continue for the foreseeable future.

Our client contracts are typically short term and subject to cancellation without penalty.

We provide services to our clients under contracts that can be generally cancelled without penalty and upon short notice. These cancellations could result from factors that are beyond our control and are unrelated to our work product or the progress of the project, but could be related to business or financial conditions of the client, changes in client strategies or the economy in general. When contracts are cancelled, we lose the anticipated future revenue, gross margin and we may be unable to eliminate our associated cost or reassign our IT professionals in a timely manner. The cancellation or reduction in scope of an engagement could, therefore, reduce the utilization rate of our IT professionals, which would have a negative effect on our business, financial condition and results of operations.

We may be subject to liability to our clients under certain circumstances.

If we do not meet our contractual obligations to a client, we may be subject to legal liability to our client. Our contracts typically include provisions to limit our exposure to legal claims arising from the services we provide; however, these provisions may not protect us, or may not be enforceable under some circumstances or under the laws of some jurisdictions. If we cannot or do not fulfill our obligations or have adequate contract protection, we could face legal liability. Although we maintain professional liability insurance, the policy limits may not be adequate to provide protection against all potential liabilities. In addition, if we were to fail to deliver services properly, we may not be able to collect any related accounts receivable or could even be required to refund amounts paid by the client.

The protection of client, employee and company data is critical to our business. Our clients have an expectation that we will adequately protect their confidential information, and we are subject to various laws and regulations which require us to maintain the confidentiality of client and employee information. If any of our employees negligently disregards or intentionally breaches our established controls with respect to such data or otherwise mismanages or misappropriates that data, we could be subject to monetary damages, fines and/or criminal prosecution. Unauthorized disclosure of sensitive or confidential client or employee data, whether through systems failure, employee negligence, fraud or misappropriation, could damage our reputation and cause us to lose clients.

We have adopted a shareholder rights plan and other charter provisions that could make it difficult for another company to acquire control of the Company or limit the price investors might be willing to pay for our stock.

We have adopted a Rights Agreement, commonly known as a "poison pill," under which each stockholder of the Company holds one share purchase right, which we refer to as a Right, for each share of Company common stock held. The Rights become exercisable upon the occurrence of certain events and may make the acquisition of our Company more difficult and expensive. In addition, our bylaws contain provisions that may make the acquisition of our Company more difficult without the approval of our board of directors, including a provision requiring shareowners intending to make a director nomination or bring other business at a shareowner meeting to have provided the Company advance written notice of such nominations or business, generally not less than 120 days before the shareowner meeting.

Forward-Looking Statements

This Form 10-K contains forward-looking statements (within the meaning of the Private Securities Litigation Reform Act of 1995) about: (i) our strategic plans, the objectives of those strategic plans and our ability to successfully implement our strategic plans, (ii) our expectations with respect to the demand for our services and continuing pressure from clients to request lower cost offerings for IT staffing services, (iii) our expectations with respect to competition in our industry and our ability to compete, and (iv) our expectations with respect to our financial results and operating performance. You can identify these statements by the use of words such as anticipate, estimate, expect, should, project, forecast, intend, plan, believe, will and other words and terms of similar meaning or import, or variations thereof, and in connection with any discussion of future operating or financial performance.

Among the factors that could cause our estimates and assumptions as to future performance, and our actual results to differ materially, are: (i) our inability, in whole or in part, to implement or execute our strategic plans, (ii) our inability to successfully recruit and hire qualified technical personnel, (iii) our inability to successfully compete on a local and national basis with other companies in our industry or with new competitors who face limited barriers to entry in the markets we serve, (iv) our inability to maintain key client relationships or to attract new clients, (v) our inability to attract, retain or motivate key personnel, (vi) our inability to continue to reduce or leverage our operating costs, (vii) the possibility that we may incur liability for the errors or omissions of our consultants providing IT services for clients or the risk that we may be subject to claims for indemnification under contracts with our clients, (viii) our inability to comply with the requirements in our line of credit or to obtain a replacement line of credit on commercially reasonable terms, and (ix) as well as other economic, business, competitive and/or regulatory factors affecting our business generally, including those set forth in this Annual Report on Form 10-K for fiscal year 2011 (especially in the Management's Discussion and Analysis and Risk Factors section thereof) and our Current Reports on Form 8-K. All forward-looking statements included in this Form 10-K are based on information available to us as of the date hereof and largely reflect estimates and assumptions made by our management, which may be difficult to predict and beyond our control. We undertake no obligation (and expressly disclaim any such obligation) to update forward-looking statements made in this Form 10-K to reflect events or circumstances after the date of this Form 10-K or to update reasons why actual results would differ from those anticipated in any such forward-looking statements, other than as required by law.

Item 1B. Unresolved Staff Comments.

None.

Item 2. Properties.

In May 2011, we moved our principal executive offices to 7700 France Avenue South, Minneapolis, Minnesota 55435, in a 300,000 square foot office building in which we currently lease approximately 20,500 square feet. This lease is set to expire in March 2022.

Prior to May 2011, our principal executive offices were located at 3601 West 76th Street, Minneapolis, Minnesota 55435, in a 134,000 square foot office building, in which we leased approximately 31,000 square feet. In September 2010, we amended the lease agreement for our principal executive offices to remove approximately 22,000 leased square feet in exchange for a significant reduction in our rental payments over the remaining term of the lease. In addition, the amended lease agreement provided our landlord with an option to take possession of the remaining 31,000 square feet in exchange for a significant reduction in our rental payments over the remaining term of the lease. In December 2010, the landlord exercised their option for the remaining 31,000 square feet, which required us to vacate the majority of our leased square footage by May 31, 2011 and vacate the remaining leased square footage by August 31, 2011.

All other locations are held under leases with varying expiration dates ranging from two months to approximately ten years.

Item 3. Legal Proceedings.

There are no material pending legal proceedings to which the Company is a party or to which any of its property is subject.

Item 4. Submission of Matters to a Vote of Security Holders.

No matters were submitted to a vote of the Company's shareholders during the fourth quarter of fiscal 2011.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters, and Issuer Purchases of Equity Securities.

a) Market Information

On February 26, 2010, we amended our Articles of Incorporation to effect a one-for-five reverse stock split ("Reverse Stock Split"). As a result of the Reverse Stock Split, every five shares of our Common Stock were automatically converted into one share of our Common Stock immediately prior to the opening of trading on March 1, 2010. All fractional shares were rounded down. To reflect the effect of the Reverse Stock Split, we have retroactively adjusted all share and per share data for the periods presented.

Our common shares are traded on The Nasdaq Global Market under the symbol ANLY. The table below sets forth for the periods indicated the high and low intraday sales prices for our common stock as reported by Nasdaq.

	Market Range	
	High	**Low**
Fiscal Year Ended December 31, 2011		
Fourth Quarter	$5.94	$2.93
Third Quarter	3.71	2.54
Second Quarter	4.50	3.09
First Quarter	5.00	2.40
Fiscal Year Ended January 1, 2011		
Fourth Quarter	$2.65	$1.63
Third Quarter	2.59	2.01
Second Quarter	3.37	2.18
First Quarter	7.00	1.60

b) ***Holders of our Common Equity***

As of February 20, 2012, there were approximately 925 shareholders of record of our common stock.

c) ***Dividends***

We have not declared or paid dividends on our common stock during the last five fiscal years and currently have no intention of initiating a dividend paying policy.

d) ***Stock Performance***

Not applicable.

e) ***Issuer Purchases of Equity Securities***

We did not engage in any repurchases of our common stock during the fourth quarter of the fiscal year ended December 31, 2011.

Item 6. Selected Financial Data.

Not applicable.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

The following discussion should be read in conjunction with our consolidated financial statements and related notes. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated due to various factors discussed under "Forward-Looking Statements" and elsewhere in this Annual Report on Form 10-K, including the "Risk Factors" described in Item 1A.

A. Our Business

Analysts International Corporation ("AIC," "Company," "we," "us," or "our") is a national information technology ("IT") services company. We employ approximately 965 IT professionals, management and administrative staff and are focused on serving the IT needs of mid-market to Fortune 500 companies and government agencies across North America. AIC was incorporated in Minnesota in 1966 and our corporate headquarters is located in Minneapolis, Minnesota.

B. Review of Fiscal 2011 Strategic Plan

Our primary goals for fiscal 2011 were to deliver profitability while making the investments required to position us for long-term growth and position AIC as a leading IT services company. Our strategy emphasized:

- Building on our strong brand;
- Leveraging our longstanding client relationships; and
- Investing in core markets where we believe we can become a market leader in either presence or specialty.

Our fiscal 2011 objectives in support of our strategy were as follows:

- **Build a platform for growth**

  During fiscal year 2011, we expected to increase our sales and recruiting capacity by more than 40% from the beginning of fiscal 2011. By the end of fiscal year 2011, we had achieved our objective. These investments have had a positive effect on fiscal 2011 revenues; however, based on the time we believe it takes an account executive and a recruiter to reach full productivity, we expect a greater impact on future period revenues.

  As part of our long-term growth strategy, we continue to consider the possibility of strategic acquisitions if and when the right opportunity arises. While we made no acquisitions during fiscal 2011, our acquisition strategy is to identify IT staffing firms located in our core markets that complement our existing IT staffing business. We evaluate potential future acquisitions based on the size of the firm, capabilities of their sales force and recruiter personnel and cultural fit as well as other relevant criteria.

- **Improve gross margin rates**

  We anticipated additional gross margin rate improvement from the 22.3% we achieved in fiscal 2010 as we continue to change our mix of business and focus on our core markets.

  In fiscal 2011, we generated a gross margin rate of 24.2%, a 190 basis point improvement over the prior year. The year-over-year improvement in gross margin rates is primarily due to implementing our strategy of evolving our mix of business and lower benefit costs.

- **Generate profitability in fiscal 2011**

  During fiscal 2011, we continued to make investments in our sales and recruiting operations and we believed that improvements in our gross margin rate and continued focus on controlling our administrative and other operating costs would allow us to generate profitability in fiscal 2011.

  For fiscal 2011, we generated net income of $3.3 million. In fiscal 2011, we incurred charges of approximately $0.8 million relating to severance and office closure charges. The relocation of our corporate headquarters will reduce our annualized operating expenses by approximately $0.3 million.

C. *Fiscal 2012 Strategic Plan*

In fiscal 2012, our plan is to continue our focus on investing for growth in our business while delivering profitability. Our plan includes:

- Leveraging our fiscal 2011 investments in sales and recruiting personnel and continue to invest in our core markets with the highest potential for growth;
- Leveraging strategic client relationships and expand our national sales capabilities; and
- Continue to grow our consultant community with a focus on higher IT skill sets.

AIC has a long history of serving mid-market to Fortune 500 companies throughout the country. With our renewed focus on providing IT services to our national clients with multiple buying locations around the country, we intend to expand our presence within these clients.

In fiscal 2011, we expanded our sales and recruiting team in our core markets and began to realize the return on these investments. In 2012, these investments will continue to drive revenue growth. We will also make additional investments in those markets where we believe we have the highest potential for growth. We expect to exceed the $109.1 million in revenue we achieved in 2011.

In fiscal 2012, we expect to maintain a gross margin rate in a range of 23% to 25%. While we continue to invest in our business in areas such as IT and making strategic investments in our core markets, we anticipate continued profitability for fiscal 2012.

D. *Business Developments*

Change in Leadership

On December 14, 2009, our Board of Directors terminated the employment of Elmer N. Baldwin, pursuant to the terms of his employment agreement. Mr. Baldwin served as the President, Chief Executive Officer and Director of the Company. On December 18, 2009, our Board of Directors appointed Andrew K. Borgstrom as President and Chief Executive Officer. Mr. Borgstrom has been a member of our Board since May 2008.

On September 28, 2010, Mr. Borgstrom resigned as President, Chief Executive Officer and a Director of our Company. Under a transitional services agreement, Mr. Borgstrom was available to assist AIC with ongoing business initiatives through January 31, 2011. On September 29, 2010, our Board of Directors appointed Brittany B. McKinney as our Interim President and Chief Executive Officer.

On February 22, 2011, our Board of Directors appointed Ms. McKinney as our President and Chief Executive Officer and on May 24, 2011, she was elected as a Director of our Company. Previously, Ms. McKinney was our Vice President of Corporate Development and the Senior Vice President of the Central Region.

On May 4, 2011, Randy W. Strobel resigned from his employment as the Company's Senior Vice President, Chief Financial Officer effective on August 31, 2011. On August 3, 2011, Mr. Strobel resigned from his position as the Company's Senior Vice President, Chief Financial Officer effective as of August 5, 2011; however, Mr. Strobel remained an employee through August 31, 2011.

On August 3, 2011, the Company and William R. Wolff entered into an Employment Agreement with an effective date of August 8, 2011, which provided that Mr. Wolff will be employed as Senior Vice President, Chief Financial Officer of the Company. Prior to this appointment, since December 2009, Mr. Wolff served as Chief Executive for a startup video hosting website for youth sports, TeamKLPZ, LLC of Burnsville, Minnesota.

Lawson Enterprise Resource Planning ("ERP") Solution

On August 18, 2011, our Board of Directors approved a project to replace our existing financial and human resource information systems with a fully integrated Lawson ERP solution. The Lawson ERP solution will allow us to streamline our business processes and allow for cost efficient scalability as well as improve management reporting and analysis. The initial implementation of the ERP solution was completed in early fiscal 2012. Through the end of fiscal 2011, we have incurred capitalized expenditures related to the implementation of approximately $1.5 million.

Revolving Credit Facility

On February 23, 2011, we entered into the First Amendment to the Credit and Security Agreement ("Amended Credit Facility") with Wells Fargo Bank, National Association ("Wells Fargo"), which amended the terms of the Credit Facility and extended the maturity date to September 30, 2014.

On September 21, 2011, we entered into the Second Amendment to the Amended Credit Facility with Wells Fargo, which increased our annual capital expenditures covenant for fiscal 2011 from $2.0 million to $2.5 million.

On February 22, 2012, we entered into the Third Amendment to the Amended Credit Facility ("Third Amendment") with Wells Fargo. The Third Amendment increased the total availability of the Amended Credit Facility, which fluctuates based on our level of eligible accounts receivable, by approximately $4.0 million. In addition, the Third Amendment increased our minimum trailing twelve months earnings before taxes financial covenant from a loss of $0.8 million to earnings of $0.25 million. Finally, the Third Amendment added an additional financial covenant which will require us to maintain a minimum excess borrowing base availability of not less than $3.0 million for each reporting period in fiscal 2012 and thereafter.

Under the Amended Credit Facility, Wells Fargo will continue to advance up to $15.0 million to us for working capital purposes and to facilitate the issuance of letters of credit.

Restructuring Costs and Other Severance Related Costs

For fiscal 2011, we recorded severance and office closure charges totaling $0.8 million. Of these charges, $0.4 million related to severance and $0.4 million related to relocation of our corporate headquarters.

For fiscal 2010, we recorded a net reversal of restructuring costs and other severance-related costs of $0.3 million. The net reversal is comprised of a $0.4 million charge relating to severance and other severance-related expenses and a reversal of $0.7 million primarily relating to the modification of lease agreements for office space previously vacated.

For fiscal 2009, we recorded severance and other severance-related charges and office closure and consolidation charges totaling $3.8 million. Of these charges, $1.6 million related to severance and other severance-related costs and $2.2 million related to future rent obligations, net of anticipated sub-lease income.

Reverse Stock Split and Amendment to Rights Plan

On February 26, 2010, we amended our Articles of Incorporation to effect a one-for-five reverse stock split (the "Reverse Stock Split") of its common stock, par value $0.10 per share (the "Common Stock"). As a result of the Reverse Stock Split, every five shares of our Common Stock were automatically converted into one share of our Common Stock immediately prior to the opening of trading on March 1, 2010. All fractional shares were rounded down and any shareholder that would be entitled to receive a fractional share would be paid the fair market value of the fractional share in cash.

To reflect the effect of the Reverse Stock Split, we have retroactively adjusted all share and per share data and the weighted-average shares outstanding in our Consolidated Statements of Operations and related disclosures for the periods presented.

The Reverse Stock Split also resulted in proportionate adjustments under our then-existing Amended and Restated Rights Agreement having an effective date of February 27, 2008 (the "Amended Rights Plan") in (a) the number of shares issuable under the Amended Rights Plan and (b) the Purchase Price.

On May 25, 2010, we amended the Amended Rights Plan by entering into Amendment No. 1 to the Amended Rights Plan with Wells Fargo Bank, N.A. as rights agent ("Amendment No. 1"). The principal purposes of Amendment No. 1 were to reflect the Reverse Stock Split (by decreasing the Purchase Price for Common Share Purchase Rights to $30.00 per share), and to make certain other technical and conforming changes.

Sale of Customer Contracts

On March 3, 2010, we sold certain customer contracts, property and equipment and sublet a facility lease. In consideration for the assets sold and the liabilities transferred, the Company received $0.2 million in cash. The Company recorded a loss on the sale of approximately $50,000 which is included within Selling, administrative and other operating costs ("SG&A") in our Consolidated Statement of Operations. For the preceding 12 months before the sale date, the customer contracts generated revenues of approximately $3.2 million and had an unfavorable contribution margin of approximately $0.7 million.

Sale of the Company's Medical Concepts Staffing ("MCS") Assets

On September 25, 2009, we entered into and closed on an asset sale agreement for our full service nurse staffing agency operations. In consideration for the assets sold and the liabilities transferred, we received $0.5 million in cash. We recorded a gain on the sale of the net assets of $0.2 million. For fiscal 2009, MCS generated revenues of approximately $2.0 million and had an unfavorable contribution margin of approximately $0.1 million.

Sale of the Company's Value Added Reseller ("VAR") Assets

On August 4, 2009, we entered into and closed on an asset sale agreement for our VAR operations. In consideration for the assets sold, which were primarily client contracts, and the liabilities transferred, we received $3.0 million in cash at closing and, based on the number of client contract assignments received prior to December 31, 2009, we earned an additional $0.5 million, which was collected in fiscal 2010. We recorded a gain on the sale of the net assets of $0.1 million in fiscal 2009.

For fiscal 2009, the VAR operations generated revenues of approximately $21.4 million and had an unfavorable contribution margin of approximately $0.7 million.

E. *Overview of Fiscal 2011 Results*

During fiscal 2011, we focused on building a platform for growth, increasing our mix of higher margin services and generating profitability.

For fiscal 2011, our revenues increased $2.4 million, or 2.3%, from fiscal 2010. When compared to the prior year, the number of billable hours increased 0.2% and our average billing rates increased 2.5%.

The gross margin rate increased 190 basis points from 22.3% in fiscal 2010 to 24.2% in fiscal 2011 primarily due to our strategy of evolving our mix of business and lower benefit costs.

SG&A expenses declined $2.3 million, or 9.3%, in fiscal 2011 over fiscal 2010 as a result of previously implemented general expense reductions and lower benefit costs. Restructuring costs and other severance related costs increased approximately $1.1 million in fiscal 2011 over fiscal 2010 as a result of changes in senior executives, the relocation of our corporate headquarters and, in fiscal 2010, we reported a net expense reversal as a result of the modification of lease agreements for office space previously vacated.

We generated cash from operations of $2.4 million during fiscal 2011. As of December 31, 2011, we had a cash balance of $5.1 million and no borrowings under our Credit Facility.

RESULTS OF OPERATIONS FOR FISCAL 2011 AS COMPARED TO FISCAL 2010

The following table illustrates the relationship between revenue and expense categories and provides a count of employees and technical consultants for fiscal 2011 versus fiscal 2010.

	Year Ended Fiscal 2011		Year Ended Fiscal 2010		Increase (Decrease)	
(Dollars in thousands)	Amount	% of Revenue	Amount	% of Revenue	Amount	%
Revenues	$109,118	100.0%	$106,688	100.0%	$ 2,430	2.3%
Cost of revenues	82,734	75.8	82,911	77.7	(177)	(0.2)
Gross profit	26,384	24.2	23,777	22.3	2,607	11.0
Selling, administrative and other operating costs	22,279	20.4	24,554	23.0	(2,275)	(9.3)
Restructuring costs and other severance related costs	769	0.7	(300)	(0.3)	1,069	356.3
Total operating expenses	23,048	21.1	24,254	22.7	(1,206)	(5.0)
Operating income (loss)	3,336	3.1	(477)	(0.4)	3,813	799.4
Non-operating income	—	0.0	14	0.0	(14)	(100.0)
Interest expense	—	0.0	(13)	(0.0)	(13)	(100.0)
Income (loss) before income taxes	3,336	3.1	(476)	(0.4)	3,812	800.8
Income tax expense	42	0.1	4	0.0	38	950.0
Net income (loss)	$ 3,294	3.0%	$ (480)	(0.4)%	$ 3,774	786.3%
Personnel:						
Management and Administrative	120		110		10	9.1%
IT Professionals	845		799		46	5.8%

Revenues

Our revenues for fiscal 2011 increased $2.4 million, or 2.3%, from fiscal 2010. The increase in our fiscal 2011 revenues over fiscal 2010 is primarily due an increase in our average billing rates of 2.5%, which resulted in approximately $2.2 million of additional revenues, and a slight increase in the number of hours billed, which resulted in approximately $0.2 million in additional revenues.

Cost of Revenues

Cost of revenues represents our payroll and benefit costs associated with our billable consultants and our cost of using subcontractors. This category of expense as a percentage of revenues decreased 190 basis points from 77.7% to 75.8%, in fiscal 2011 compared to fiscal 2010 primarily due to our strategy of evolving our mix of business.

Selling, Administrative and Other Operating Costs

SG&A costs include management and administrative salaries, salaries and commissions paid to account executives and recruiters, benefits, location costs and other administrative costs. This category of costs decreased approximately $2.3 million in fiscal 2011 from fiscal 2010 and represented 20.4% of revenue in fiscal 2011 as compared to 23.0% in fiscal 2010. In fiscal 2011, SG&A expenses declined as a result of previously implemented general expense reductions ($1.4 million), lower employee benefit costs ($0.9 million) and personnel and related cost reductions ($0.1 million), which was partially offset by higher sales and recruiting costs ($0.5 million). In addition, during fiscal 2011, we required the participants in our post-retirement medical benefit plan to move to a standardized plan or accept a buyout, which resulted in a decline in our future benefit obligation of $0.4 million.

Restructuring Costs and Other Severance Related Costs

During fiscal 2011, we recorded severance and office closure charges of $0.8 million. Of these charges, $0.4 million related to severance and severance-related charges for changes in our senior executive officers and $0.4 million related to the relocation of our corporate headquarters.

During fiscal 2010, we recorded a net reversal of restructuring costs and other severance-related costs of $0.3 million. The net reversal is comprised of a $0.4 million charge relating to severance and severance-related expenses and a reversal of $0.7 million primarily relating to the modification of lease agreements for office space previously vacated.

Non-operating Income

We had no Non-operating income during fiscal 2011.

Interest Expense

We had no borrowings outstanding at any time during fiscal 2011 or 2010 under our revolving credit facility.

Income Taxes

For fiscal 2011 and 2010, we recorded a provision for income taxes for amounts due for certain state income taxes and changes in our reserves for tax obligations. Our income tax expense reflects the utilization of net operating loss carryforwards to offset taxable income. We currently have approximately $25.4 million of operating loss carryforwards available to offset federal and state taxes. We recorded no additional income tax expense or benefit associated with our net operating income or loss because any tax expense or benefit that would otherwise have been recorded has been negated by adjusting the valuation allowance against our deferred tax asset. If, however, we maintain sustained future profitability and return to a point where future realization of deferred tax assets, which are currently reserved, become "more likely than not," we may be required to reverse the existing valuation allowance associated with these assets.

Personnel

Our IT professional staff levels, which include subcontractors, finished fiscal 2011 at 845, a 5.8% increase from the end fiscal 2010 and is primarily due to recent increases in our staffing business. The increase in management and administrative personnel is due to our focus on increasing the number of account executives and recruiters that are necessary to increase revenues.

Certain Information Concerning Off-Balance Sheet Arrangements

As of December 31, 2011, we did not have any relationships with unconsolidated entities or financial partnerships that have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

RESULTS OF OPERATIONS FOR FISCAL 2010 AS COMPARED TO FISCAL 2009

The following table illustrates the relationship between revenue and expense categories and provides a count of employees and technical consultants for fiscal 2010 versus fiscal 2009.

	Year Ended Fiscal 2010		Year Ended Fiscal 2009		Increase (Decrease)	
(Dollars in thousands)	Amount	% of Revenue	Amount	% of Revenue	Amount	%
Revenues	$106,688	100.0%	$143,165	100.0%	$(36,477)	(25.5)%
Cost of revenues	82,911	77.7	114,574	80.0	(31,663)	(27.6)
Gross profit	23,777	22.3	28,591	20.0	(4,814)	(16.8)
Selling, administrative and other operating costs	24,554	23.0	37,886	26.5	(13,332)	(35.2)
Restructuring costs and other severance related costs	(300)	0.0	3,825	2.7	(4,125)	(107.8)
Impairment of intangible assets	—	0.0	2,268	1.6	(2,268)	(100.0)
Amortization of intangible assets	—	0.0	491	0.3	(491)	(100.0)
Total operating expenses	24,254	22.7	44,470	31.1	(20,216)	(45.5)
Operating loss	(477)	(0.4)	(15,879)	(11.1)	15,402	97.0
Non-operating income	14	0.0	41	0.0	(27)	(65.9)
Interest expense	(13)	(0.0)	(39)	(0.0)	(26)	(66.7)
Loss before income taxes	(476)	(0.4)	(15,877)	(11.1)	15,401	97.0
Income tax expense	4	0.1	30	0.0	(26)	(86.7)
Net loss	$ (480)	(0.4)%	$(15,907)	(11.1)%	$ 15,427	97.0%
Personnel:						
Management and Administrative	110		137		(27)	(19.7)%
IT Professionals	799		878		(79)	(9.0)%

Revenues

Our revenues declined $36.5 million, or 25.5%, from fiscal 2009. The $36.5 million decrease in our fiscal 2010 revenues from the prior year is primarily due to our exit from non-core and low-margin lines of business, which resulted in a 18.0% revenue decline, or $25.8 million, and from less demand for our IT services, which resulted in an additional revenue decline of 7.5%, or $10.7 million.

Revenues declined from the prior year as the number of billable hours decreased 19.5%, but was partially offset by a 4.7% increase in overall billing rates. After adjusting for our exit from non-core and low-margin lines of business, billable hours decreased 12.2% and were partially offset by a 6.8% increase in overall billing rates.

Cost of Revenues

Cost of revenues represents our payroll and benefit costs associated with our billable consultants and out cost of using subcontractors. This category of expense as a percentage of revenues decreased 330 basis points from 80.0% in fiscal 2009 to 77.7% in fiscal 2010 as a result of focusing on higher margin business and reducing volume at lower margin staffing accounts.

Selling, Administrative and Other Operating Costs

SG&A costs include management and administrative salaries and benefits, commissions paid to sales representatives and recruiters, location costs and other administrative costs. This category of costs decreased $13.3 million from fiscal 2009 and represented 23.0% of total revenue for fiscal 2010 compared to 26.5% for fiscal 2009. In fiscal 2010, SG&A expenses decreased $7.2 million as a result of the asset sales, $3.2 million from the impact of personnel and related cost reductions and $2.9 million from the implementation of non-personnel cost reductions.

Restructuring Costs and Other Severance Related Costs

During fiscal 2010, we recorded a net reversal of restructuring costs and other severance-related costs of $0.3 million. The net reversal is comprised of a $0.4 million charge relating to severance and severance-related expenses and a reversal of $0.7 million primarily relating to the modification of lease agreements for office space previously vacated..

For fiscal 2009, we recorded workforce reduction charges and office closure and consolidation charges totaling $3.8 million. Of these charges, $1.6 million related to severance and other severance-related costs and $2.2 million related to future rent obligations, net of anticipated sub-lease income.

Impairment of Intangible Assets

During the second quarter of fiscal 2009, we reviewed our client lists in accordance with ASC Topic 360, *Property, Plant, and Equipment* based on the expectation that the business with which the client lists are associated would be sold significantly before the end of their previously estimated useful life. Additionally, in determining fair value, we considered the expected consideration to be received from the sale of the VAR assets, which implied the client lists were impaired. Based on this measurement, we recorded a $2.3 million impairment loss, which is the amount by which the carrying value of the client lists exceeded the fair value.

Amortization of Intangible Assets

Amortization of intangible assets primarily related to our client lists. This category of expense decreased during fiscal 2010 from the prior year due the sale of all our remaining client lists in third quarter of fiscal 2009.

Non-operating Income

Non-operating income decreased slightly in fiscal 2010 compared to fiscal 2009 as a result of less interest income earned from our cash balances due to lower interest rates and lower interest income earned related to a client equipment lease.

Interest Expense

We had no borrowing outstanding for fiscal 2010 compared to average borrowings of $13,500 for fiscal 2009. At the end of fiscal 2009, the interest rate was 3.75% and we incurred interest expense of $39,000.

Income Taxes

Our income tax expense reflects the utilization of net operating loss carryforwards to offset taxable income. For fiscals 2010 and 2009, we recorded accruals for amounts due for certain state income taxes and changes in our reserves for tax obligations. We recorded no additional income tax expense or benefit associated with our net operating losses because any tax benefit that would otherwise have been recorded has been negated by adjusting the valuation allowance against our deferred tax asset.

Personnel

Our IT professional staff levels, which includes subcontractors, finished fiscal 2010 at 799, a 9.0% decline from the end of fiscal 2009. The decline in IT professional staff levels is primarily due to an overall decline in business volume and the sale of assets. The decline in management and administrative personnel is due to our focus on reducing the number of management and administrative personnel that are necessary to support the existing business operations.

Certain Information Concerning Off-Balance Sheet Arrangements

As of January 1, 2011, we did not have any relationships with unconsolidated entities or financial partnerships that have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Liquidity and Capital Resources

The following table provides information relative to the liquidity of our business.

(In thousands)	December 31, 2011	January 1, 2011	Increase (Decrease)	Percentage Increase (Decrease)
Cash and cash equivalents	$ 5,135	$ 4,328	$ 807	18.6%
Accounts receivable	18,016	17,425	591	3.4
Prepaid expenses and other current assets	489	643	(154)	(24.0)
Total current assets	$23,640	$22,396	$1,244	5.6%
Accounts payable	$ 3,847	$ 4,261	$ (414)	(9.7)%
Salaries and benefits	2,078	2,189	(111)	(5.1)
Deferred revenue	285	359	(74)	(20.6)
Deferred compensation	136	181	(45)	(24.9)
Restructuring accrual	442	339	103	30.4
Other current liabilities	664	694	(30)	(4.3)
Total current liabilities	$ 7,452	$ 8,023	$ (571)	(7.1)%
Working capital	$16,188	$14,373	$1,815	12.6%
Current ratio	3.17	2.79	0.38	13.6%
Total shareholders' equity	$18,333	$14,469	$3,864	26.7%

Change in Working Capital

Working capital was $16.2 million at December 31, 2011, a $1.8 million increase from January 1, 2011. The current ratio increased by 13.6% to 3.17 at December 31, 2011 compared to 2.79 at January 1, 2011.

Our total current assets increased approximately $1.2 million in fiscal 2011 compared to fiscal 2010 as a result of higher cash and cash equivalents and accounts receivable offset slightly by a decrease in our prepaid expenses and other current assets. Our accounts receivable increased 3.4% due to a 6.9% increase in our fiscal 2011 fourth quarter revenues over the fourth quarter of fiscal 2010, which was offset by improved collection experience. Our days sales outstanding at the end of fiscal 2011 was 61 compared to 63 at the end of fiscal 2010. Our prepaid expenses and other current assets decreased primarily from collecting approximately $0.1 million in contingent consideration during fiscal 2011 related to the sale of the VAR assets in fiscal 2009.

Our total current liabilities decreased approximately $0.6 million in fiscal 2011 compared to fiscal 2010 primarily as a result of lower accounts payable balances due to reduced usage of subcontractors.

We believe our existing working capital and availability under our Amended Credit Facility with Wells Fargo will be sufficient to support the cash flow needs of our business in fiscal 2012. We expect to be able to comply with the requirements of our credit agreement; however, failure to do so could affect our ability to obtain necessary working capital and could have a material adverse effect on our business.

Sources and Uses of Cash/Credit Facility

Cash and cash equivalents increased by $0.8 million from January 1, 2011 to December 31, 2011. Our primary need for working capital is to support accounts receivable and to fund the time lag between payroll and vendor disbursements and receipt of fees billed to clients. Historically, we have been able to support internal growth in our business with internally generated funds.

On February 22, 2012, we entered into the Third Amendment to the Amended Credit Facility ("Third Amendment") with Wells Fargo. The Third Amendment increased the total availability of the Amended Credit Facility, which fluctuates based on our level of eligible accounts receivable, by approximately $4.0 million. In addition, the Third Amendment increased our minimum trailing twelve months earnings before taxes financial covenant from a loss of $0.8 million to earnings of $0.25 million. Finally, the Third Amendment added an additional financial covenant which will require us to maintain a minimum excess borrowing base availability of not less than $3.0 million for each reporting period in fiscal 2012 and thereafter.

Under the Amended Credit Facility, Wells Fargo will continue to advance up to $15.0 million to us for working capital purposes and to facilitate the issuance of letters of credit. The total amount available for borrowing under the Amended Credit Facility will fluctuate based on our level of eligible accounts receivable.

The Amended Credit Facility carries an interest rate equal to the three-month LIBOR rate plus 1.50% - 2.50%, depending on our operating results. The Credit Facility had a one-time origination fee of $150,000, the balance of which is being amortized over the new term of the Amended Credit Facility. The annual unused line fee varies between 0.25% - 0.375%, depending on our operating results, on the daily average unused amount. The maturity date of the Amended Credit Facility is September 30, 2014 and may be terminated or reduced by us on 90 days notice in exchange for a termination fee of 1.0% of the maximum line amount or reduction of the maximum line amount through September 30, 2011, 0.50% thereafter until September 30, 2012, 0.25% thereafter until September 30, 2013 and no fee in the final year. Borrowings under the Amended Credit Facility are secured by all of our assets.

The Amended Credit Facility requires us to meet certain levels of year-to-date earnings before taxes. For fiscal 2011, we were required to exceed a minimum trailing twelve months loss before taxes of $0.8 million and for each reporting period thereafter we are required to exceed a minimum trailing twelve months earnings before taxes of $0.25 million. Additionally, the Amended Credit Facility limit on our annual capital expenditures was $2.5 million in fiscal 2011 and $2.0 million for each fiscal year thereafter. Beginning in fiscal 2012, we will also be required to maintain a minimum excess borrowing base availability of not less than $3.0 million. The Amended Credit Facility contains customary affirmative covenants, including covenants regarding annual, quarterly and projected financial reporting requirements, collateral and insurance maintenance, and compliance with applicable laws and regulations. Further, the facility contains customary negative covenants limiting our ability to grant liens, incur indebtedness, make investments, repurchase our stock, create new subsidiaries, sell assets or engage in any change of control transaction without the consent of Wells Fargo.

Upon an event of default, Wells Fargo may terminate the facility or declare the entire amount outstanding under the facility to be immediately due and payable and exercise other rights under the agreement. The events of default under the facility include, among other things, payment defaults, breaches of covenants, a change in control and bankruptcy events.

On September 29, 2009 upon consummating the Credit Facility with Wells Fargo, we extinguished our previous asset-based revolving credit facility. Extinguishment expenses of $40,000, relating to the remaining deferred financing costs and transaction-related expenses were expensed in the third quarter of fiscal 2009 and are included within SG&A in the Consolidated Statement of Operations.

As of December 31, 2011, we were in compliance with all the requirements and had no borrowing under the Credit Facility. Total availability under the Credit Facility, which fluctuates based on our level of eligible accounts receivable, was $7.7 million as of December 31, 2011.

On August 4, 2009, we entered into and closed on an asset sale agreement for our VAR operations. In consideration for the assets sold, which were primarily client contracts, and the liabilities transferred, we received $3.0 million in cash at closing and based on the number of client contracts assignments received prior to December 31, 2009, we earned an additional $0.5 million, which we collected during fiscal 2010.

On September 25, 2009, we entered into and closed on an asset sale agreement for our MCS operations. In consideration for the assets sold and the liabilities transferred, we received $0.5 million in cash.

On March 3, 2010, we closed on an asset sale agreement for certain client contracts. In consideration for the asset sold and the liabilities transferred, we received $0.2 million in cash.

During fiscal 2011, we paid off a loan on a Company owned life insurance policy of approximately $0.5 million and subsequently surrendered the Company owned life insurance policy and received proceeds of approximately $0.5 million.

During fiscal 2011, we required the participants in our post-retirement medical benefit plan to move to a standardized plan or accept a buyout, which resulted in a decline in our future benefit obligation by approximately $0.4 million. The reduction of our post-retirement medical benefits is recorded in our non-current Deferred compensation balance as reported in our Consolidated Balance Sheets.

During fiscal 2011, we made capital expenditures totaling $1.7 million compared to $0.1 million in fiscal 2010. In the third quarter of fiscal 2011, we commenced a project to replace our existing financial and human resource information systems with a fully integrated ERP solution. The initial implementation of the ERP solution was completed in early fiscal 2012. Through the end of fiscal 2011, we incurred capitalized expenditures related to the initial implementation of the ERP solution of approximately $1.5 million, which have been recorded in our Property and equipment, net of accumulated depreciation balance as reported in our Consolidated Balance Sheets.

As of December 31, 2011, we had federal and state net operating loss carry forwards of approximately $22.7 million and $2.7 million, respectively. If we are successful in sustaining profitability, we expect our federal and state net operating loss carry forwards to offset approximately $66.7 million of pretax earnings.

Contractual Obligations

We have entered into arrangements that represent certain commitments and have arrangements with certain contingencies. We lease office facilities under non-cancelable operating leases and have deferred compensation that is payable to participants in accordance with the terms of our Restated Special Executive Retirement Plan and other agreements. We incur interest expense on our deferred compensation obligation. Minimum future obligations on operating leases (net of sublease contracts) and deferred compensation as of December 31, 2011, are as follows:

(In thousands)	1 Year	2 - 3 Years	4 - 5 Years	Over 5	Total
Operating leases	$1,290	$2,021	$1,748	$3,869	$ 8,928
Deferred compensation	136	128	96	155	515
Total	$1,426	$2,149	$1,844	$4,024	$ 9,443

Critical Accounting Estimates & Policies

The discussion and analysis of our financial condition and results of operations is based on our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amount of assets and liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities at the date of our financial statements. Actual results may differ from these estimates under different assumptions or conditions. We believe the estimates described below are the most sensitive estimates made by management in the preparation of the financial statements.

Critical accounting policies are defined as those that involve significant judgments and uncertainties or affect significant line items within our financial statements and potentially result in materially different outcomes under different assumptions and conditions. Application of these policies is particularly important to the portrayal of our financial condition and results of operations. We believe the accounting policies described below meet these characteristics.

Allowance for Doubtful Accounts

In each reporting period, we determine the reserve required to address potentially uncollectible accounts. An evaluation of the risk associated with a client's ability to make contractually required payments is used to determine this reserve. These determinations require considerable judgment in assessing the ultimate potential for collection of these receivables and include reviewing the financial stability of the client, the client's ability to pay and current market conditions. If our evaluation of a client's ability to pay is incorrect, we may incur future charges.

Revenue Recognition Policy

We generally recognize revenue as hours are worked and costs are expended. This includes IT Staffing, Managed Team and Project-Based Solutions services that are billed on an hourly basis, which is the majority of our revenue.

We periodically enter into fixed price engagements. When we enter into such an engagement, revenue is recognized over the life of the contract based on time and materials input to date and the estimate of time and materials to complete the project. This method of revenue recognition relies on accurate estimates of the cost, scope, and duration of the engagement. If we do not accurately estimate the resources required or the scope of the work to be performed, then future revenues may be negatively affected or losses on contracts may need to be recognized. All future anticipated losses are recognized in the period they are identified.

In some cases, we provide permanent placement services for clients for a fee. When we provide such services, revenue is recognized when the candidate commences in the position.

In certain client situations, where the nature of the engagement requires it, we utilize the services of other companies in our industry. If these services are provided under an arrangement whereby we agree to retain only a fixed portion of the amount billed to the client to cover our management and administrative costs, these revenues typically are recorded on a gross versus net basis because we retain credit risk and are the primary obligor to our client. All revenue derived from services provided by our employees or other contractors working directly for us are recorded as direct revenue.

Income Taxes

We file a consolidated income tax return in the US federal jurisdiction. We also file consolidated or separate company income tax returns in most states, Canada federal and Ontario province. As of December 31, 2011, there are no federal, state, and foreign income tax audits in progress. We are no longer subject to US federal audits for tax years before 2008, and with few exceptions, the same for state and local audits.

We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

We record net deferred tax assets to the extent we believe these assets will more likely than not be realized. The Financial Accounting Standards Board guidance requires that companies assess whether valuation allowances should be established against their deferred tax assets based on the consideration of all available evidence that can be objectively verified. A company's current or previous losses are given more weight than its future outlook. In making such determination, we consider all available positive and negative evidence, including scheduled reversals of deferred tax liabilities, historical and projected future taxable income, tax planning strategies and recent financial operations. Our three-year historical cumulative loss was a significant negative factor in determining that a valuation allowance on these assets continues to be appropriate. In the event we were to determine that we would be able to realize a portion, or all, of our deferred income tax assets in the future in excess of their net recorded amount, we would make an adjustment to the valuation allowance, which could materially impact our financial position and results of operations.

ASC 740 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements. ASC 740 also prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Additionally, ASC 740 provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

We recognize interest and penalties related to uncertain tax positions within interest and penalties expense.

New Accounting Pronouncements and Interpretations

There have been no new accounting pronouncements issued or changes to existing pronouncements during the fiscal year ended December 31, 2011 that would have a material impact on our financial results.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

Not applicable.

Item 8. Financial Statements and Supplementary Data.

ANALYSTS INTERNATIONAL CORPORATION

Consolidated Balance Sheets

(In thousands, except share and per share amounts)	December 31, 2011	January 1, 2011
ASSETS		
Current assets:		
Cash and cash equivalents	$ 5,135	$ 4,328
Accounts receivable, less allowance for doubtful accounts of $644 and $713, respectively	18,016	17,425
Prepaid expenses and other current assets	489	643
Total current assets	23,640	22,396
Property and equipment, net of accumulated depreciation of $7,535 and $8,290, respectively	2,095	784
Other assets	457	432
Total assets	$26,192	$ 23,612
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 3,847	$ 4,261
Salaries and benefits	2,078	2,189
Deferred revenue	285	359
Deferred compensation	136	181
Restructuring accrual	442	339
Other current liabilities	664	694
Total current liabilities	7,452	8,023
Non-current liabilities:		
Deferred compensation	379	901
Restructuring accrual	28	167
Other long-term liabilities	—	52
Total non-current liabilities	407	1,120
Shareholders' equity:		
Common stock, par value $0.10 a share; authorized 24,000,000 shares; issued and outstanding 5,032,759 and 4,985,874, respectively	503	498
Additional capital	26,164	25,599
Accumulated deficit	(8,334)	(11,628)
Total shareholders' equity	18,333	14,469
Total liabilities and shareholders' equity	$26,192	$ 23,612

See notes to consolidated financial statements.

ANALYSTS INTERNATIONAL CORPORATION

Consolidated Statements of Operations

(In thousands except per share amounts)	Fiscal Year Ended 2011	2010	2009
Revenues	$109,118	$106,688	$143,165
Cost of revenues	82,734	82,911	114,574
Gross profit	26,384	23,777	28,591
Selling, administrative and other operating costs	22,279	24,554	37,886
Restructuring costs and other severance related costs	769	(300)	3,825
Intangible assets impairment	—	—	2,268
Amortization of intangible assets	—	—	491
Total operating expenses	23,048	24,254	44,470
Operating income (loss)	3,336	(477)	(15,879)
Non-operating income	—	14	41
Interest expense	—	(13)	(39)
Income (loss) before income taxes	3,336	(476)	(15,877)
Income tax expense	42	4	30
Net income (loss)	$ 3,294	$ (480)	$(15,907)
Per common share (basic):			
Net income (loss)	$ 0.66	$ (0.10)	$ (3.19)
Per common share (diluted):			
Net income (loss)	$ 0.66	$ (0.10)	$ (3.19)
Weighted-average shares outstanding:			
Basic	5,012	4,986	4,985
Diluted	5,027	4,986	4,985

See notes to consolidated financial statements.

ANALYSTS INTERNATIONAL CORPORATION

Consolidated Statements of Cash Flows

(In thousands)	Fiscal Year Ended		
	2011	2010	2009
Cash flows from operating activities:			
Net income (loss)	$ 3,294	$ (480)	$(15,907)
Adjustments to net income (loss):			
Depreciation	632	860	1,348
Amortization of intangible assets	—	—	491
Impairment of intangible assets	—	—	2,268
Loss (gain) on sale or disposal of assets	—	167	(222)
Share based compensation	531	1	460
Changes in:			
Accounts receivable	(591)	5,603	18,128
Accounts payable	(705)	(2,726)	(8,089)
Salaries and benefits	(111)	(309)	(749)
Restructuring accrual	(36)	(2,577)	2,834
Deferred compensation	(567)	(477)	(107)
Prepaid expenses and other assets	84	910	(264)
Deferred revenue	(74)	49	(489)
Other accrued liabilities	(22)	(395)	(65)
Net cash provided by (used in) operating activities	2,435	626	(363)
Cash flows from investing activities:			
Expended for property and equipment additions	(1,652)	(122)	(1,259)
Proceeds from asset sales, net	—	186	3,294
Proceeds from cash surrender of insurance policy	531	—	—
Net cash (used in) provided by investing activities	(1,121)	64	2,035
Cash flows from financing activities:			
Proceeds from stock option exercises	39	—	—
Payment of insurance policy loan	(486)	—	—
Payment of capital lease obligation	(60)	(180)	(142)
Net cash used in financing activities	(507)	(180)	(142)
Net increase in cash and cash equivalents	807	510	1,530
Cash and cash equivalents at beginning of period	4,328	3,818	2,288
Cash and cash equivalents at end of period	$ 5,135	$ 4,328	$ 3,818
Cash paid (received) during the year for:			
Income taxes	$ 34	$ (9)	$ 70
Interest	$ —	$ 13	$ 134
Non-cash investing and financing activities:			
Capital expenditures included in accounts payable	$ 291	$ —	$ 7

See notes to consolidated financial statements.

ANALYSTS INTERNATIONAL CORPORATION

Consolidated Statements of Shareholders' Equity

(In thousands)	Outstanding Shares	Common Stock	Additional Capital	Accumulated Earnings (Deficit)	Total Shareholder Equity
Balance as of January 3, 2009	4,982,274	$498	$25,138	$ 4,759	$ 30,395
Common stock issued—2,400 shares issued	2,400	—	5	—	5
Share based compensation expense	—	—	455	—	455
Net loss (Comprehensive loss)	—	—	—	(15,907)	(15,907)
Balance as of January 2, 2010	4,984,674	498	25,598	(11,148)	14,948
Common stock issued—1,200 shares issued	1,200	—	3	—	3
Share based compensation expense	—	—	(2)	—	(2)
Net loss (Comprehensive loss)	—	—	—	(480)	(480)
Balance as of January 1, 2011	4,985,874	498	25,599	(11,628)	14,469
Common stock issued—46,885 shares issued	34,011	4	139	—	143
Share based compensation expense	—	—	388	—	388
Stock option exercises	12,874	1	38	—	39
Net income (Comprehensive income)	—	—	—	3,294	3,294
Balance as of December 31, 2011	5,032,759	$503	$26,164	$ (8,334)	$ 18,333

See notes to consolidated financial statements.

ANALYSTS INTERNATIONAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A. Summary of Significant Accounting Policies

Description of business

Analysts International Corporation ("AIC," "Company," "we," "us," or "our") is a national information technology ("IT") services company with 10 U.S. office locations. We employ approximately 965 IT professionals, management and administrative staff and are focused on serving the IT needs of mid-market to Fortune 500 companies and government agencies across North America. AIC was incorporated in Minnesota in 1966 and our corporate headquarters is located in Minneapolis, Minnesota.

Basis of presentation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All inter-company accounts and transactions have been eliminated in consolidation.

Fiscal year

Our fiscal year ends on the Saturday closest to December 31. References to fiscal years 2011, 2010 and 2009 refer to the fiscal years ended December 31, 2011, January 1, 2011, and January 2, 2010 respectively. Fiscal years 2011, 2010 and 2009 all contain 52 weeks.

Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions affecting the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Changes to Consolidated Statement of Operations

As presented in our fiscal 2011 Form 10-K, we have changed the format of our Consolidated Statement of Operations for reporting revenues and cost of revenues. The change in format combines Professional services provided directly and Professional services provided through subsuppliers for both revenues and cost of revenues. Professional services provided through subsuppliers is immaterial to our current and historical operations for the periods presented.

Fair value measurements

We follow the guidance of FASB ASC Topic 820, *Fair Value Measurements and Disclosures* herein referred to as ("ASC Topic 820") which:

- defines fair value as the exchange price that would be received for an asset or paid to transfer a liability, or the exit price, in an orderly transaction between market participants on the measurement date;
- establishes a three level hierarchy for fair value measurements based upon the observability of the inputs to the valuation of an asset or liability as of the measurement date;
- requires that the use of observable inputs be maximized and the use of unobservable inputs be minimized; and

A. Summary of Significant Accounting Policies (Continued)

- expands disclosures about instruments measured at fair value.

The fair value hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). A financial instrument's level within the hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The levels of the fair value hierarchy are defined as follows:

> Level 1—Quoted prices in active markets for identical assets or liabilities. The types of assets and liabilities included in Level 1 are highly liquid and actively traded instruments with quoted market prices.
>
> Level 2—Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. The type of assets and liabilities included in Level 2 are typically either comparable to actively traded securities or contracts or priced with models using observable inputs.
>
> Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. The type of assets and liabilities included in Level 3 are those with inputs requiring significant management judgment or estimation.

We also follow the guidance of FASB ASC Topic 825, *Financial Instruments*. This ASC permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. We did not elect the fair value measurement option for any items that are not already required to be measured at fair value.

Cash equivalents

Short-term cash investments in money market accounts are considered to be cash equivalents. The estimated fair values for cash equivalents approximate their carrying values due to the short-term maturities of these instruments. Accordingly, cash equivalents are classified as Level 1.

Intangible assets

Intangible assets consisted of client lists. FASB ASC Topic 360, *Property, Plant, and Equipment* herein referred to as ("ASC Topic 360") requires that if the sum of the undiscounted cash flows is less than the carrying value of the asset, impairment must be evaluated. If an asset is deemed to be impaired, then the amount of the impairment loss recognized represents the excess of the asset's carrying value as compared to its estimated fair value, based on management's assumptions and projections. In the second quarter of fiscal 2009, we evaluated our client lists for impairment in accordance with ASC Topic 360 and recorded a $2.3 million impairment loss.

Equity compensation

FASB ASC Topic 718, *Compensation—Stock Compensation* herein referred to as ("ASC Topic 718") requires us to recognize expense related to the fair value of our stock-based compensation awards.

A. Summary of Significant Accounting Policies (Continued)

In accordance with ASC Topic 718, the presentation of our consolidated statement of cash flows will report the excess tax benefits from the exercise of stock options as financing cash flows.

Revenue recognition

We generally recognize revenue as services are performed.

We periodically enter into fixed price engagements. When we enter into such an engagement, revenue is recognized over the life of the contract based on time and materials input to date and estimate time and materials to complete the project. This method of revenue recognition relies on accurate estimates of the cost, scope, and duration of the engagement. If we do not accurately estimate the resources required or the scope of the work to be performed, then future revenues may be negatively affected or losses on contracts may need to be recognized. All future anticipated losses are recognized in the period they are identified. There were no such material losses recorded in fiscal 2011, 2010 or 2009.

In some cases, we provide permanent placement services for clients for a fee. When we provide such services, revenue is recognized when the candidate commences in the position.

In certain client situations, where the nature of the engagement requires it, we utilize the services of other companies in our industry. If these services are provided under an arrangement whereby we agree to retain only a fixed portion of the amount billed to the client to cover our management and administrative costs, these revenues typically are recorded on a gross versus net basis because we retain credit risk and are the primary obligor to our client. All revenue derived from services provided by our employees or other contractors working directly for us are recorded as direct revenue.

Depreciation

Property and equipment is being depreciated using the straight-line method over the estimated useful lives of the assets for financial statement purposes and accelerated methods for income tax purposes. See table below for estimated useful lives used in the financial statements.

	Useful lives in years
Leasehold improvements	Shorter of useful life or lease term
Office furniture & equipment	5 - 10
Computer hardware	2 - 5
Software	2 - 5

Taxes

In accordance with FASB ASC Topic 740, *Income Taxes* ("ASC Topic 740"), we account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

A. Summary of Significant Accounting Policies (Continued)

We record net deferred tax assets to the extent we believe these assets will more likely than not be realized. The Financial Accounting Standards Board guidance requires that companies assess whether valuation allowances should be established against their deferred tax assets based on the consideration of all available evidence that can be objectively verified. A company's current or previous losses are given more weight than its future outlook. In making such determination, we consider all available positive and negative evidence, including scheduled reversals of deferred tax liabilities, historical and projected future taxable income, tax planning strategies and recent financial operations. Our three-year historical cumulative loss was a significant negative factor in determining that a valuation allowance on these assets continues to be appropriate. In the event we were to determine that we would be able to realize a portion, or all, of our deferred income tax assets in the future in excess of their net recorded amount, we would make an adjustment to the valuation allowance, which could materially impact our financial position and results of operations

ASC 740 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements. ASC 740 also prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Additionally, ASC 740 provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

We recognize interest and penalties related to uncertain tax positions within interest and penalties expense.

We file a consolidated income tax return in the US federal jurisdiction. We also file consolidated or separate company income tax returns in most states, Canada federal and Ontario province. As of December 31, 2011, there are no federal, state, and foreign income tax audits in progress. We are no longer subject to US federal audits for tax years before 2008, and with few exceptions, the same for state and local audits.

We account for our sales tax and any other taxes that are collected from our clients and remitted to governmental authorities on a net basis. The assessment, collection and payment of these taxes are not reflected on our Consolidated Statement of Operations.

Net income (loss) per share

Basic and diluted income (loss) per share are presented in accordance with FASB ASC Topic 260, *Earnings per Share* herein referred to as ("ASC 260"). Basic income (loss) per share excludes dilution and is computed by dividing the income (loss) available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted income (loss) per share includes dilutive potential common shares outstanding and is computed by dividing income (loss) available to common stockholders by the weighted-average number of common and common equivalent shares outstanding for the period.

Options to purchase 315,000, 296,000, and 618,000 shares of common stock were outstanding at the end of fiscal 2011, 2010, and 2009, respectively. There were approximately 255,000 anti-dilutive weighted average shares excluded from the calculation of weighted average number of common and common equivalent shares outstanding for fiscal 2011. For fiscal 2010 and 2009, all potential common shares outstanding were considered anti-dilutive and excluded from the calculation of weighted average

A. Summary of Significant Accounting Policies (Continued)

number of common and common equivalent share outstanding because we reported a loss. The computation of basic and diluted income (loss) per share for fiscal 2011, 2010 and 2009 is as follows:

(In thousands except per share amounts)	Fiscal Year Ended		
	2011	2010	2009
Net income (loss)	$3,294	$ (480)	$(15,907)
Weighted-average number of common shares outstanding	5,012	4,986	4,985
Dilutive effect of equity compensation awards	15	—	—
Weighted-average number of common and common equivalent shares outstanding	5,027	4,986	4,985
Net income (loss) per share:			
Basic	$ 0.66	$(0.10)	$ (3.19)
Diluted	$ 0.66	$(0.10)	$ (3.19)

Significant clients

International Business Machines ("IBM") and Chevron are our most significant clients. Our IBM and Chevron business accounted for approximately 7%, 11% and 11% and 11%, 9% and 7%, respectively, of our total revenue for fiscal years 2011, 2010 and 2009.

Accounting Pronouncements

There have been no new accounting pronouncements issued or changes to existing pronouncements during the fiscal year ended December 31, 2011 that did or will have a material impact on our financial results.

B. Sale of Assets

Sale of Client Contracts

On March 3, 2010, we sold certain client contracts, property and equipment and sublet a facility. In consideration for the assets sold and the liabilities transferred, we received $0.2 million in cash. We recorded a loss on the sale of approximately $50,000 which is included within Selling, administrative and other operating costs ("SG&A") in our Consolidated Statement of Operations.

Sale of Medical Concepts Staffing ("MCS") assets

On September 25, 2009, we entered into and closed on an asset sale agreement for our nurse staffing operations. In consideration for the assets sold and the liabilities transferred, we received $0.5 million in cash. We recorded a gain on the sale of the net assets of approximately $0.2 million which is included within SG&A in our fiscal 2009 Consolidated Statement of Operations.

Sale of Value Added Reseller ("VAR") assets

On August 4, 2009, we entered into and closed on an asset sale agreement for our VAR assets. In consideration for the assets sold, which were primarily customer contracts, and the liabilities

B. Sale of Assets (Continued)

transferred, we received $3.0 million in cash at closing and, based on the number of customer contract assignments received prior to December 31, 2009, we earned an additional $0.5 million, which was collected in fiscal 2010, and was recorded in Prepaid expenses and other current assets on our fiscal 2009 Consolidated Balance Sheet. The carrying value of the assets sold and liabilities transferred on the closing date of the transaction are as follows:

(In thousands)	Balance as of August 5, 2009
Assets:	
Inventory	$ 129
Property and equipment, net	769
Intangible assets	3,345
Other assets	4
Total assets sold	$4,247
Liabilities:	
Current liabilities	$ 391
Deferred revenue	784
Total liabilities transferred	$1,175

We recorded a gain on the sale of the net assets of $0.1 million which is included within SG&A in our fiscal 2009 Consolidated Statement of Operations.

C. Property and Equipment

Property and equipment are stated at cost and depreciated using the straight-line method over the estimated useful lives of the assets for financial statement purposes and accelerated methods for income tax purposes. The balances of our property and equipment as of December 31, 2011 and January 1, 2011 and the estimated useful lives used in the financial statements are as follows:

(In thousands)	December 31, 2011	January 1, 2011	Useful lives in years
Leasehold improvements	$ 247	$ 269	Shorter of useful life or lease term
Office furniture & equipment	1,808	1,656	5 - 10
Computer hardware	1,569	1,793	2 - 5
Software	4,574	5,356	2 - 5
Work in process	1,432	—	
	9,630	9,074	
Accumulated depreciation	(7,535)	(8,290)	
	$ 2,095	$ 784	

In the third quarter of fiscal 2011, we commenced a project to replace our current financial and human resource information systems with a fully integrated ERP solution which was completed in early fiscal 2012. For fiscal 2011, the project to implement the ERP solution resulted in approximately $1.5 million of costs being capitalized which are included in computer hardware and work in process at December 31, 2011.

C. Property and Equipment (Continued)

In the second and third quarters of fiscal 2011, the Company disposed of approximately $1.4 million of fully amortized and depreciated property and equipment. The disposed property and equipment primarily related to decommissioned software, computer hardware and the relocation of our corporate headquarters. These disposals did not result in any gain or loss.

D. Intangible Assets

In the third quarter of fiscal 2009, we disposed of the remaining balance of intangible assets as a part of our asset sale. Our intangible assets were sold as part of the VAR assets sale as described in the *Sale of Assets* footnote in the Notes to Consolidated Financial Statements.

During fiscal 2009, we incurred amortization expense of $0.5 million, recorded an impairment of our client lists of approximately $2.3 million, as described below, and disposed of the remaining balance of our client lists of approximately $3.3 million.

During the second quarter of fiscal 2009, we reviewed our client lists intangible assets, which had been established when SequoiaNet.com and WireSpeed Networks, LLC were acquired in fiscal 2000 and 2005, respectively, in accordance with ASC Topic 360 based on the expectation that the business with which the client lists are associated would be sold significantly before the end of their previously estimated useful life. Additionally, in determining fair value, we considered the expected consideration to be received from the sale of the VAR assets as described in the *Sale of Assets* footnote in the Notes to Consolidated Financial Statements, which implied the client lists were impaired. Based on this measurement, we recorded a $2.3 million impairment loss, which is the amount by which the carrying value of the client lists exceeded the fair value. The impairment loss is included within Intangible assets impairment in the Consolidated Statement of Operations.

E. Financing Agreements

Revolving Credit Facility

On February 23, 2011, we entered into the First Amendment to Credit and Security Agreement ("Amended Credit Facility") with Wells Fargo Bank, National Association ("Wells Fargo"), pursuant to which the interest rate on future borrowings and the unused line fee were reduced, the maturity date was extended until September 30, 2014 and certain covenants were made less restrictive. On September 21, 2011, we entered into the Second Amendment to the Amended Credit Facility with Wells Fargo, which increased our annual capital expenditures covenant for fiscal 2011 from $2.0 million to $2.5 million. On February 22, 2012, we entered into the Third Amendment to the Amended Credit Facility ("Third Amendment") with Wells Fargo. The Third Amendment increased the total availability of the Amended Credit Facility, which fluctuates based on our level of eligible accounts receivable, by approximately $4.0 million. In addition, the Third Amendment increased our minimum trailing twelve months earnings before taxes financial covenant from a loss of $0.8 million to earnings of $0.25 million. Finally, the Third Amendment added an additional financial covenant which will require us to maintain a minimum excess borrowing base availability of not less than $3.0 million for each reporting period in fiscal 2012 and thereafter.

Under the Amended Credit Facility, Wells Fargo will continue to advance up to $15.0 million to us for working capital purposes and to facilitate the issuance of letters of credit. The total amount available for borrowing under the Amended Credit Facility will fluctuate based on our level of eligible accounts receivable.

E. Financing Agreements (Continued)

The Amended Credit Facility carries an interest rate equal to the Three-month LIBOR rate plus 1.50%-2.50%.depending on our operating results. The Credit Facility had a one-time origination fee of $150,000, the balance of which is being amortized over the new term of the Amended Credit Facility. The annual unused line fee is varies between 0.25%-0.375%, depending on our operating results, and is based on the daily average unused amount. The maturity date of the Amended Credit Facility is September 30, 2014 and may be terminated or reduced by us on 90 days notice in exchange for a termination fee of 1.0% of the maximum line amount or reduction of the maximum line amount through September 30, 2011, 0.50% of such amount thereafter until September 30, 2012, 0.25% of such amount thereafter until September 30, 2013 and no fee in the final year. Borrowings under the Amended Credit Facility are secured by all of our assets.

The Amended Credit Facility requires us to meet certain levels of trailing twelve months earnings before taxes. For fiscal 2011, we were required to exceed a minimum trailing twelve months loss before taxes of $0.8 million and for each reporting period thereafter we are required to exceed a minimum trailing twelve months earnings before taxes of $0.25 million. Additionally, the Amended Credit Facility limit on our annual capital expenditures was $2.5 million in fiscal 2011 and $2.0 million for each fiscal year thereafter. Beginning in fiscal 2012, we will also be required to maintain a minimum excess borrowing base availability of not less than $3.0 million. The Amended Credit Facility contains customary affirmative covenants, including covenants regarding annual, quarterly and projected financial reporting requirements, collateral and insurance maintenance, and compliance with applicable laws and regulations. Further, the facility contains customary negative covenants limiting our ability to grant liens, incur indebtedness, make investments, repurchase our stock, create new subsidiaries, sell assets or engage in any change of control transaction without the consent of Wells Fargo.

Upon an event of default, Wells Fargo may terminate the facility or declare the entire amount outstanding under the facility to be immediately due and payable and exercise other rights under the agreement. The events of default under the facility include, among other things, payment defaults, breaches of covenants, a change in control of the Company and bankruptcy events.

As of December 31, 2011, we were in compliance with all the requirements and had no borrowings under the Amended Credit Facility. Total availability of the Amended Credit Facility, which fluctuates based on our level of eligible accounts receivable, was $7.7 million as of December 31, 2011.

On September 30, 2009, upon consummating the Credit and Security Agreement with Wells Fargo, we extinguished our previous asset-based revolving credit facility. Extinguishment expenses of $40,000, relating to the remaining deferred financing costs and transaction-related expenses were expensed in the third quarter of fiscal 2009 and included within SG&A in the Consolidated Statements of Operations.

Capital Lease Obligation

Effective July 1, 2008, we entered into a three-year software enterprise license agreement. The license agreement qualified for capital lease accounting treatment which resulted in the establishment of a $0.5 million software asset and related financing liability. As of December 31, 2011, we no longer have any remaining future minimum lease payments as our last minimum lease payment was completed in fiscal 2011.

F. Restructuring Costs and Other Severance Related Costs

A summary of the restructuring charges and subsequent activity in the restructuring accrual accounts is as follows:

(In thousands)	Workforce Reduction	Office Closure/ Consolidation	Total
Balance as of January 3, 2009	$ 28	$ 221	$ 249
Restructuring charges	1,625	2,200	3,825
Cash expenditures	(438)	(553)	(991)
Balance as of January 2, 2010	1,215	1,868	3,083
Restructuring charges (reversals)	413	(713)	(300)
Cash expenditures	(1,606)	(671)	(2,277)
Balance as of January 1, 2011	22	484	506
Restructuring charges	370	399	769
Cash expenditures	(213)	(592)	(805)
Balance as of December 31, 2011	$ 179	$ 291	$ 470

During fiscal 2011, we recorded severance and office closure charges of $0.8 million. Of these charges, $0.4 million related to severance and severance-related charges for changes in our senior executive officers and $0.4 million related to the relocation of our corporate headquarters.

During fiscal 2010, we recorded a net reversal of restructuring costs and other severance-related costs of $0.3 million. The net reversal is comprised of a $0.4 million charge relating to severance and severance-related expenses and a reversal of $0.7 million primarily relating to the modification of lease agreements for office space previously vacated.

During fiscal 2009, we recorded a charge of $1.6 million relating to severance and severance-related expenses. In addition, during fiscal 2009, we recorded office closure and consolidation charges totaling $2.2 million related to future rent obligations, net of anticipated sublease income. The office closure charges are for locations we closed during fiscal 2009 and the consolidation charge primarily relates to the consolidation of our corporate office during the second quarter of fiscal 2009.

We believe all restructuring reserves remaining at December 31, 2011 are adequate; however, differences in actual expenses in the future could create the need for future adjustments to these reserves. We expect all remaining restructuring reserves will be paid during fiscal 2012.

G. Deferred Compensation

The Restated Special Executive Retirement Plan (the "Deferred Plan") is an unfunded deferred compensation plan for past and present AIC executives. The Deferred Plan calls for us to credit periodically all existing account balances at a rate equivalent to the 10-year treasury rate plus one to three percent as determined each year by our Board of Directors. Previously, the Deferred Plan credited active executives' accounts at an agreed upon percentage of base pay; however, these contributions were discontinued effective January 3, 2010. Active executives, however, can continue to contribute up to fifty percent of their annual base pay and one hundred percent of their incentive bonus, if any. Previous employer accruals and employee contributions are one hundred percent vested at all times. Additionally, the Deferred Plan allows for discretionary employer contributions with

G. Deferred Compensation (Continued)

separate vesting schedules if approved by our Board of Directors. Participants are allowed to choose between a lump sum distribution or one hundred twenty months of payments and a date of distribution for employee and employer contributions, subject to the "one-year, five-year" rule and other deferred compensation rules issued by the Internal Revenue Service. Key employees are not allowed to take distribution for six months after separation from service. Hardship distributions from the Deferred Plan are not allowed, and deferral elections will be canceled following any participant's hardship distribution from his or her 401(k) account. The Deferred Plan provides that upon a change in control, a rabbi trust will be funded, and payments will be made if the Deferred Plan is subsequently terminated within twelve months of a change in control or due to a participant's right to take distribution upon a separation from service.

During fiscal 2011, we required the participants in our post-retirement medical benefit plan to move to a standardized plan or accept a buyout, which resulted in a decline in our future benefit obligation of approximately $0.4 million. The liability balance for our expected future post-retirement medical benefits is recorded in our non-current Deferred compensation balance as reported in our Consolidated Balance Sheets.

As of December 31, 2011 and January 1, 2011, our liability to active and former employees under the Deferred Plan, post-retirement medical benefits and other deferred compensation arrangements was $0.5 million and $1.1 million, respectively. Deferred compensation expense for fiscal 2011, 2010 and 2009 was $19,000, $42,000, and $0.2 million, respectively.

H. Income Taxes

The provision for income tax expense was as follows:

	Fiscal Year Ended		
(In thousands)	**2011**	**2010**	**2009**
Currently payable:			
Federal	$ —	$ —	$ —
State	42	4	30
	42	4	30
Deferred:			
Federal	1,369	(44)	(4,926)
State	201	(7)	(725)
	1,570	(51)	(5,651)
Valuation allowance for deferred tax assets	(1,570)	51	5,651
Deferred provision	—	—	—
Total	$ 42	$ 4	$ 30

H. Income Taxes (Continued)

Net deferred tax assets (liabilities) are comprised of the following:

(In thousands)	December 31, 2011	January 1, 2011
Federal net operating loss carry forward	$ 22,675	$ 23,545
State net operating loss carry forwards	2,696	2,922
Depreciation	1,243	1,193
Goodwill and other intangible assets	265	473
Deferred compensation	174	383
Other	(262)	(155)
Valuation allowance	(26,791)	(28,361)
Net deferred tax assets	$ —	$ —

We record net deferred tax assets to the extent we believe these assets will more likely than not be realized. The Financial Accounting Standards Board guidance requires that companies assess whether valuation allowances should be established against their deferred tax assets based on the consideration of all available evidence that can be objectively verified. A company's current or previous losses are given more weight than its future outlook. In making such determination, we consider all available positive and negative evidence, including scheduled reversals of deferred tax liabilities, historical and projected future taxable income, tax planning strategies and recent financial operations. Our three-year historical cumulative loss was a significant negative factor in determining that a valuation allowance on these assets continues to be appropriate. In the event we were to determine that we would be able to realize a portion, or all, of our deferred income tax assets in the future in excess of their net recorded amount, we would make an adjustment to the valuation allowance, which could materially impact our financial position and results of operations.

As of December 31, 2011, we had federal and state net operating loss carry forwards of approximately $22.7 million and $2.7 million, respectively. The federal net operating loss carry forward benefits of $3.6 million, $1.1 million, $1.7 million, $3.5 million, $11.1 million, and $1.7 million expire in 2025, 2026, 2027, 2028, 2029, and 2030, respectively. The state net operating loss carry forward benefits expire as follows: $1.2 million in 2011 through 2020 and $1.5 million in 2021 and beyond.

The provision for income taxes differs from the amount of income tax determined by applying the federal statutory income tax rates to pretax (loss) income as a result of the following differences:

(In thousands)	Fiscal Year Ended 2011	2010	2009
Income tax (benefit) at statutory federal rate	$ 1,120	$(157)	$(5,381)
State and local taxes, net of federal (benefit)	189	(20)	(764)
Valuation allowance for deferred tax assets	(1,570)	51	5,651
Meals and entertainment	50	53	83
Goodwill	(22)	(22)	(22)
Other	275	99	463
Total tax provision	$ 42	$ 4	$ 30

H. Income Taxes (Continued)

The provisions of ASC 740 clarify the accounting for uncertainty in income taxes recognized in an enterprise's financial statements and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Additionally, ASC 740 provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. As of December 31, 2011, we determined our positions will more-likely-than-not be sustained if challenged.

We recognize interest and penalties related to uncertain tax positions within interest and penalties expense. During fiscal years 2011, 2010 and 2009, we have not recognized expense for interest and penalties and do not have any amounts accrued as of December 31, 2011 and January 1, 2011, respectively, for the payment of interest and penalties.

We file a consolidated income tax return in the US federal jurisdiction. We also file consolidated or separate company income tax returns in most states, Canada federal and Ontario province. As of December 31, 2011, there are no federal, state, or foreign income tax audits in progress. We are no longer subject to US federal audits for tax years before 2008, and with few exceptions, the same for state and local audits.

I. Equity

Equity Compensation Plans

Currently, we have equity based options outstanding from five plans and have the ability to issue equity-based options from three of these plans. Under the 2000 Stock Option Plan, we may grant non-qualified options to our employees for up to 34,000 shares of common stock. Under the 2004 Equity Incentive Plan, we may grant incentive options, non-qualified options or restricted stock awards to our employees and non-qualified options or restricted stock awards to our Board of Directors for up to 105,000 shares of common stock. Under the 2009 Equity Incentive Plan, we may grant incentive options to our employees and may award non-qualified options, restricted stock and other stock awards, restricted stock units, stock appreciation rights, performance share awards and other stock awards to our Board of Directors and non-employee consultants for up to 337,000 shares of common stock. We also have options outstanding under the 1996 Stock Option Plan for Non-Employee Directors and the 1999 Stock Option Plan.

The maximum term for options is 10 years, the exercise price of each option is equal to the closing market price of our stock on the date of grant and the options and awards become exercisable or vest in one of two vesting schedules that comprise nearly all of the current outstanding options. The first vesting schedule is in annual increments of 25% beginning one year after the grant date and the second schedule is to vest 25% of the option awards immediately and 25% each year thereafter, beginning one year after the date of grant. Upon the exercise of stock options or the vesting of awards, new shares are issued from the authorized, unissued common stock.

I. Equity (Continued)

The following table summarizes the stock option activity for the fiscal year ended December 31, 2011:

	Options	Weighted Average Exercise Price Per Share	Weighted Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value
Outstanding on January 1, 2011	296,080	$6.02	7.71	$ —
Granted	140,050	4.15		
Exercised	(12,874)	3.06		
Forfeited/Cancelled	(108,556)	6.59		
Outstanding on December 31, 2011	314,700	$5.11	7.75	$436,774
Vested or expected to vest at December 31, 2011	290,136	5.22	7.67	$391,903
Exercisable on December 31, 2011	176,276	6.12	6.90	$191,673

The total fair value of the options that vested during 2011 was $0.2 million. The total intrinsic value of options exercised (which is the amount by which the stock price exceeded the exercise price of the options on the date of exercise) was approximately $23,000 for fiscal 2011 and nil for fiscal years 2010 and 2009.

The fair value of each stock option was estimated on the date of the grant using the Black-Scholes option-pricing model. The weighted average grant date fair value of stock options granted during fiscals 2011, 2010 and 2009 was $2.66, $1.73 and $1.96, respectively.

	Fiscal Year Ended		
Black-Scholes Option Valuation Assumptions(1)	December 31, 2011	January 1, 2011	January 2, 2010
Risk-free interest rate(2)	0.1 - 2.0%	0.3 - 3.4%	0.5 - 3.8%
Expected dividend yield	—	—	—
Expected stock price volatility(3)	65.4 - 96.6	76.4 - 104.9	73.2 - 114.3
Expected life of stock options (in years)(4)	4.1	4.1	3.8

(1) Forfeitures are estimated and based on historical experience.

(2) Based on the U.S. Treasury zero-coupon bond with a term consistent with the expected life of the options.

(3) Expected stock price volatility is based on historical experience.

(4) Expected life of stock options is based upon historical experience.

Approximately 13,000 options were exercised during fiscal 2011. No options were exercised during fiscals 2010 and 2009. The actual income tax benefit realized from stock option exercises totaled nil in fiscal years 2011, 2010 and 2009.

Total stock option expense included in our Consolidated Statements of Operations for the fiscal year 2011, 2010 and 2009 was $0.2 million, nil and $0.5 million, respectively. The tax benefit recorded for the same periods were $12,000, nil and $42,000, respectively. This tax benefit is offset against our valuation allowance for our deferred tax assets.

I. Equity (Continued)

As of December 31, 2011, there was $0.1 million of unrecognized compensation expense related to unvested option awards that were expected to vest over a weighted average period of one year.

Stock Awards

In fiscal 2011, we granted 132,450 stock awards to our employees, of which 25% vested immediately and 25% each year thereafter, beginning one year after the date of grant. The fair value of each stock award is equal to the closing price of our stock as measured on the grant date.

In addition, annually on or about the first business day of the fiscal year, each of the non-chair independent members of the Board of Directors is awarded 200 shares of fully vested common stock, whereas our independent board chair is awarded 400 shares of fully vested common stock.

The following table summarizes the stock award activity for fiscal 2011:

	Shares	Weighted Average Grant Date Fair Value
Non-vested at January 1, 2011	—	$ —
Granted	132,450	4.25
Vested	(34,011)	(4.20)
Forfeited	(10,313)	(4.44)
Non-vested at December 31, 2011	88,126	$ 4.24

Total stock award expense included in our Consolidated Statements of Operations for the fiscal year 2011, 2010 and 2009 was $0.3 million, nil and nil, respectively. The tax benefit recorded for the same periods were $54,000, nil, and nil, respectively. This tax benefit is offset against our valuation allowance for our deferred tax assets.

The total fair value of stock awards that vested during fiscal years 2011, 2010, and 2009 was approximately $143,000, $4,000, and $5,000, respectively.

As of December 31, 2011, there was $0.2 million of unrecognized compensation expense related to unvested stock awards that were expected to vest over a weighted average period of one year.

Reverse Stock Split

On February 26, 2010, we amended our Articles of Incorporation to effect a one-for-five reverse stock split (the "Reverse Stock Split") of our common stock, par value $0.10 per share (the "Common Stock"). As a result of the Reverse Stock Split, every five shares of our Common Stock were automatically converted into one share of our Common Stock immediately prior to the opening of trading on March 1, 2010. All fractional shares were rounded down and any shareholder that would be entitled to receive a fractional share would be paid the fair market value of the fractional share in cash.

To reflect the effect of the Reverse Stock Split, we have retroactively adjusted all share and per share data to reflect the Common stock and Additional capital line in our Consolidated Balance Sheets as of January 2, 2010 and the weighted-average shares outstanding in our Consolidated Statements of Operations and related disclosures for the periods presented.

I. Equity (Continued)

The Reverse Stock Split also resulted in proportionate adjustments under our then-existing Amended and Restated Rights Agreement having an effective date of February 27, 2008 (the "Amended Rights Plan") in (a) the number of shares issuable under the Amended Rights Plan and (b) the Purchase Price.

Amended Rights Plan

Under our common stock shareholder rights plan, the Board of Directors declared a dividend of one common share purchase right for each outstanding share of common stock and stock options granted and available for grant. The rights, which were extended by the Board of Directors on February 26, 2008 to expire on February 27, 2018, are exercisable only under certain conditions, and when exercisable the holder will be entitled to purchase from us one share of common stock at a price of $30.00, subject to certain adjustments. The rights will become exercisable after a person or group acquires beneficial ownership of 15% or more of our common stock or after a person or group announces an offer, the consummation of which would result in such person or group owning 15% or more of the common stock.

If we are acquired at any time after the rights become exercisable, the rights will be adjusted so as to entitle a holder to purchase a number of shares of common stock of the acquiring company equal to $30.00 divided by one-half the then-current market price of the acquirer's stock for each right owned by a holder. If any person or group acquires beneficial ownership of 15% or more of our shares, the rights will be adjusted so as to entitle a holder (other than such person or group whose rights become void) to purchase a number of shares of common stock of Analysts International Corporation equal to $30.00 divided by one-half the then-current market price of Analysts International Corporation's common stock or the Board of Directors may exchange the rights, in whole or in part, at an exchange ratio of one common share per right (subject to adjustment).

At any time prior to an acquisition by a person or group of beneficial ownership of 15% or more of our shares, the Board of Directors may redeem the rights at $.001 per right.

J. Commitments

As of December 31, 2011, aggregate net minimum lease commitments under non-cancelable operating leases having an initial or remaining term of more than one year are payable as follows:

(In thousands)	Lease Commitments
Fiscal year ending	
2012	$1,534
2013	1,309
2014	1,018
2015	921
Later	4,696
Less: sublease contracts	550
Total minimum obligation	$8,928

Rent expense, primarily for office facilities, for fiscal 2011, 2010 and 2009 was $1.2 million, $1.4 million, and $2.7 million, respectively.

J. Commitments (Continued)

We have compensation arrangements with our corporate officers and certain other key employees which provide for certain payments in the event of a change of control of the Company.

We also sponsor a 401(k) plan. Substantially all employees are eligible to participate and may contribute up to 50% of their pre-tax earnings, subject to Internal Revenue Service maximum annual contribution amounts. Beginning in September 2009, we ceased making matching contributions to employees' pre-tax contributions. Prior to this change, after one year of employment, we made matching contributions for non-highly compensated participants in the form of Company stock of 18% of a participant's first 15% of pre-tax contributions. Matching contributions vest at the rate of 20% per year and are fully vested after five years of service. We made matching contributions for fiscal 2009 in the amount of $0.2 million.

K. Subsequent Event

On February 22, 2012, we entered into the Third Amendment to the Amended Credit Facility ("Third Amendment") with Wells Fargo. The Third Amendment increased the total availability of the Amended Credit Facility, which fluctuates based on our level of eligible accounts receivable, by approximately $4.0 million. In addition, the Third Amendment increased our minimum trailing twelve months earnings before taxes financial covenant from a loss of $0.8 million to earnings of $0.25 million. Finally, the Third Amendment added an additional financial covenant which will require us to maintain a minimum excess borrowing base availability of not less than $3.0 million for each reporting period in fiscal 2012 and thereafter.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Analysts International Corporation
Minneapolis, Minnesota

We have audited the accompanying consolidated balance sheets of Analysts International Corporation and subsidiaries (the "Company") as of December 31, 2011 and January 1, 2011, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years ended December 31, 2011, January 1, 2011, and January 2, 2010. Our audits also included the financial statement schedule listed in the Index at Item 15. These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Analysts International Corporation and subsidiaries as of December 31, 2011 and January 1, 2011, and the results of their operations and their cash flows for each of the three years ended December 31, 2011, January 1, 2011, and January 2, 2010, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ Deloitte & Touche LLP

Minneapolis, Minnesota
February 23, 2012

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure.

There have been no disagreements with or changes in the Company's independent auditors within the past two fiscal years.

Item 9A(T). Controls and Procedures.

(a) Evaluation of Disclosure Controls and Procedures

We maintain a system of disclosure controls and procedures that are designed to provide reasonable assurance that information, which is required to be disclosed timely, is accumulated and communicated to management in a timely fashion. An evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") ("Disclosure Controls") was performed as of the end of the period covered by this report. This evaluation was performed under the supervision and with the participation of our management, including our Chief Executive Officer, Brittany B. McKinney and Chief Financial Officer, William R. Wolff. Based upon that evaluation, our Chief Executive Officer and the Chief Financial Officer concluded that these Disclosure Controls are effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act are accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure and are effective to provide reasonable assurance that such information is recorded, processed, summarized and reported within the time periods specified by the SEC's rules and forms.

(b) Management's Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rules 13a-15(f) and 15d-15(f) promulgated under the Exchange Act as a process designed by, or under the supervision of our principal executive and principal financial officer and effected by our Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in the United States. Such internal control includes those policies and procedures that:

- pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets;
- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors; and
- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2011. In making this assessment, it used the criteria set forth in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management has determined that, as of December 31, 2011, our internal control over financial reporting is effective based on those criteria.

This annual report does not include an attestation report of the Company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's registered public accounting firm Securities and Exchange Commission rules that permit the Company to provide only management's report in this annual report.

(c) Changes in Internal Controls

There were no changes in our internal controls over financial reporting that occurred during the period covered by this report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

In the first quarter of fiscal 2012, we completed the initial implementation of a fully integrated Lawson Enterprise Resource Planning ("ERP") solution. The Lawson ERP solution replaced our previous financial and human resource information systems. The implementation of the Lawson ERP solution is not the result of any identified deficiencies in our internal control over financial reporting. We expect the Lawson ERP solution will allow us to streamline our business processes and allow for cost efficient scalability as well as improve management reporting and analysis.

Item 9B. Other Information.

The foregoing description of the Third Amendment to our credit facility is merely intended to be a summary of the amendment and is qualified in its entirety by reference to the full text of the Third Amendment, which is included with this Form 10-K as Exhibit 10.72.

PART III

Item 10. Directors, Executive Officers and Corporate Governance.

The information regarding executive officers and significant employees as required by Item 10 is set forth below.

Executive Officers and Significant Employees	Age	Title
Brittany B. McKinney	40	President and Chief Executive Officer
William R. Wolff	53	Senior Vice President, Chief Financial Officer

On February 22, 2011, our Board of Directors appointed Brittany B. McKinney as our President and Chief Executive Officer and on May 24, 2011, she was elected as a Director of our Company. Ms. McKinney served as our Interim President and Chief Executive Officer since September 2010 and was also responsible for managing our Central Region. Previously, Ms. McKinney was our Vice President of Strategy and Operations since November 2007. Prior to joining AIC in November 2007, Ms. McKinney served as Director of Operations and Integration Program Manager at Fujitsu Consulting. Prior to its acquisition by Fujitsu in 2005, Ms. McKinney served as a director—level employee at BORN Information Services, Inc. where she contributed to corporate strategy and planning initiatives.

On August 3, 2011, the Company and William R. Wolff entered into an Employment Agreement with an effective date of August 8, 2011, which provides that Mr. Wolff will be employed as Senior Vice President, Chief Financial Officer of the Company. Prior to this appointment, since December 2009, Mr. Wolff served as Chief Executive for a startup video hosting website for youth sports, TeamKLPZ, LLC of Burnsville, Minnesota. Prior to joining TeamKLPZ, LLC, Mr. Wolff served as the Chief Executive Officer at Dascom Systems Group since May 2009.

Corporate Governance

Our principal executive officer, principal financial officer, principal accounting officer and controller, or persons performing similar functions (the "Principal Officers"), are subject to our Code of Ethics for Senior Financial Executives. Our Code of Ethics for Senior Financial Executives are posted on our website at *www.analysts.com* in the Investor Relations section, and are available in print free of charge to any stockholder who requests them.

We will disclose any amendments to, or waivers of, our Code of Ethics for Senior Financial Executives on our website. We will satisfy the disclosure requirement under Item 5.05 of Form 8-K regarding any amendment to, or waiver from, a provision of this code of ethics by posting such information on our website at the address and location specified above.

Other information called for in Part III, including information regarding directors, executive officers and corporate governance of the registrant (Item 10), executive compensation (Item 11), security ownership of certain beneficial owners and management and related stockholder matters (Item 12), certain relationships and related transactions, and director independence (Item 13) and principal accountant fees and services (Item 14), is hereby incorporated by reference from our definitive proxy statement or amendments thereto to be filed pursuant to Regulation 14A, not later than 120 days after the end of the fiscal year covered by this report.

Items in Form 10-K	Caption in Definitive Proxy Statement
10	Election of Directors
10	Corporate Governance
11	Executive Compensation
12	Security Ownership of Certain Beneficial Owners and Management
13	Certain Relationships and Related Transactions and Director Independence
14	Independent Auditor Fees

PART IV

Item 15. Exhibits and Financial Statement Schedules.

(a).(1) ***Consolidated Financial Statements***

The consolidated financial statements of Analysts International Corporation and its subsidiaries and the related independent registered public accounting firm's reports are included in the following pages of its annual report to shareholders for the fiscal year ended December 31, 2011.

(a).(2) ***Consolidated Financial Statement Schedule***

Other consolidated financial statement schedules are omitted because they are not required or the information is presented in the consolidated financial statements or notes thereto.

(b) *Exhibits*

Exhibit No.	Description
^2.1	Asset Purchase Agreement, dated August 4, 2009, by and between Netarx LLC and the Company (with Ex. K, Form of Promissory Note) (Exhibit 2.1 to Current Report on Form 8-K, filed August 5, 2009, Commission File No. 1-33981, incorporated by reference).
^3.1	Articles of Incorporation, as amended (Exhibit 3-a to Annual Report on Form 10-K for fiscal year 1988, Commission File No. 0-4090, incorporated by reference).
^3.2	Restated Bylaws (Exhibit 3-b to Annual Report on Form 10-K for fiscal year 2000, Commission File No. 0-4090, incorporated by reference).
^3.3	Amendment to Articles of Incorporation to increase authorized shares to 40 million (Exhibit A to Definitive Proxy Statement dated September 5, 1996, Commission File No. 0-4090, incorporated by reference).
^3.4	Amendment to Articles of Incorporation to increase authorized shares to 60 million (Exhibit 3-d to Annual Report on Form 10-K for fiscal year 1998, Commission File No. 0-4090, incorporated by reference).
^3.5	Amendment to Articles of Incorporation to increase authorized shares to 120 million (Exhibit A to Definitive Proxy Statement dated September 8, 1998, Commission File No. 0-4090, incorporated by reference).
^3.6	Amendment to Articles of Incorporation to reduce authorized shares to 24 million (Exhibit 3.6 to Quarterly Report on Form 10-Q dated May 5, 2010, Commission File No. 0-4090, incorporated by reference).
^3.7	Amendment No. 1 to Restated Bylaws of Analysts International Corporation (Exhibit 3.1 to the Registrant's Form 8-K filed May 25, 2010, Commission File No. 0-4090, incorporated by reference).
^3.8	Articles of Incorporation, as amended (Exhibit 3.1 to the Registrant's Form 8-K filed December 17, 2010, Commission File No. 1-33981, incorporated by reference).
^3.9	Amendment to Bylaws of Analysts International Corporation (Exhibit 3.2 to the Registrant's Form 8-K filed December 17, 2010, Commission File No. 1-33981, incorporated by reference).
^4.1	Specimen Common Stock Certificate (Exhibit 4.2 to Quarterly Report on Form 10-Q for period ended October 3, 2009, Commission File No. 1-33981, incorporated by reference).
^4.2	Amended and Restated Rights Agreement dated as of February 27, 2008 between the Company and Wells Fargo Bank N.A. and Form of Right Certificate (Exhibit 4.1 to the Registrant's Form 8-A12B dated February 27, 2008, Commission File No. 1-33981, incorporated by reference).
^4.3	Amendment No. 1 to Amended and Restated Rights Agreement dated as of May 25, 2010 by and between Analysts International Corporation and Wells Fargo Bank, N.A. (Exhibit 4.1 to the Registrant's Form 8-K filed May 25, 2010, Commission File No. 0-4090, incorporated by reference).
*^10.1	1994 Stock Option Plan (Exhibit A to Definitive Proxy Statement dated September 6, 1994 for registrant's 1994 Annual Meeting of Shareholders, Commission File No. 0-4090, incorporated by reference).

Exhibit No.	Description
* ^ 10.2	1996 Stock Option Plan for Non-employee Directors (Exhibit B to Definitive Proxy Statement dated September 5, 1996, Commission File No. 0-4090, incorporated by reference).
* ^ 10.3	1999 Stock Option Plan (Exhibit A to Definitive Proxy Statement dated September 13, 1999, Commission File No. 0-4090, incorporated by reference).
* ^ 10.4	2000 Non-Qualified Stock Option Plan (Exhibit 6(d) to Quarterly Report on Form 10-Q for period ended March 31, 2001, Commission File No. 0-4090, incorporated by reference).
^ 10.5	Credit Agreement dated April 11, 2002 between the Company and General Electric Capital Corporation (Exhibit 2.1 to Current Report on Form 8-K dated April 26, 2002, Commission File No. 0-4090, incorporated by reference).
^ 10.6	Lease Agreement by and between the Company and Centennial Lakes III, LLC dated May 15, 2002 (Exhibit 2.4 to Current Report on Form 8-K, filed May 28, 2002, Commission File No. 0-4090, incorporated by reference).
^ 10.7	First Amendment to Credit Agreement dated as of July 24, 2002 (Exhibit 10-l to Annual Report on Form 10-K for fiscal year 2002, Commission File No. 0-4090, incorporated by reference).
^ 10.8	Waiver and Second Amendment to Credit Agreement dated as of April 7, 2003 (Exhibit 10-m to Annual Report on Form 10-K for fiscal year 2003, Commission File No. 0-4090, incorporated by reference).
^ 10.9	Third Amendment to Credit Agreement dated as of April 28, 2003 (Exhibit 10-n to Annual Report on Form 10-K for fiscal year 2003, Commission File No. 0-4090, incorporated by reference).
^ 10.10	Consent and Fourth Amendment to Credit Agreement dated as of December 31, 2003 (Exhibit 10-o to Annual Report on Form 10-K for fiscal year 2003, Commission File No. 0-4090, incorporated by reference).
* ^ 10.11	Fifth Amendment to Credit Agreement dated as of August 5, 2004 (Exhibit 10-r to Quarterly Report on Form 10-Q for period ended October 2, 2004, Commission File No. 0-4090, incorporated by reference).
^ 10.12	Consent and Sixth Amendment to Credit Agreement dated as of January 6, 2005 (Exhibit 10-t to Annual Report on Form 10-K for fiscal year 2004, Commission File No. 0-4090, incorporated by reference).
* ^ 10.13	Standard Nonqualified Stock Option Agreement for Board Members under 2004 Equity Incentive Plan (Exhibit 10-u to Annual Report on Form 10-K for fiscal year 2004, Commission File No. 0-4090, incorporated by reference).
* ^ 10.14	Standard Restricted Stock Agreement for Board Members under 2004 Equity Incentive Plan (Exhibit 10-v to Annual Report on Form 10-K for fiscal year 2004, Commission File No. 0-4090, incorporated by reference).
* ^ 10.15	Standard Nonqualified Stock Option Agreement for Certain Employees under 2004 Equity Incentive Plan (Exhibit 10-w to Annual Report on Form 10-K for fiscal year 2004, Commission File No. 0-4090, incorporated by reference).
* ^ 10.16	Standard Restricted Stock Agreement for Certain Employees under 2004 Equity Incentive Plan (Exhibit 10-x to Annual Report on Form 10-K for fiscal year 2004, Commission File No. 0-4090, incorporated by reference).

Exhibit No.	Description
*^10.17	Standard Incentive Stock Option Agreement for Certain Employees under 2004 Equity Incentive Plan (Exhibit 10-y to Annual Report on Form 10-K for fiscal year 2004, Commission File No. 0-4090, incorporated by reference).
^10.18	Eighth Amendment to Credit Agreement dated January 20, 2006 (Exhibit 99.2 to Current Report on Form 8-K, filed January 26, 2006, Commission File No. 0-4090, incorporated by reference).
^10.19	Amendment to Lease Agreement by and between the Company and Centennial Lakes III, LLC dated March 24, 2006 (Exhibit 10.1 to Current Report on Form 8-K, filed March 28, 2006, Commission File No. 0-4090, incorporated by reference).
*^10.20	Restated Special Executive Retirement Plan, dated December 27, 2006 (Exhibit 10-jj to Annual Report on Form 10-K for fiscal year 2006, Commission File No. 0-4090, incorporated by reference).
^10.21	Waiver, Consent and Ninth Amendment to Credit Agreement, dated February 1, 2007 (Exhibit 10.2 to Current Report on Form 8-K, filed February 7, 2007, Commission File No. 0-4090, incorporated by reference).
^10.22	Trust Agreement between the Company and Wachovia Bank, dated February 15, 2007, under the Restated Special Executive Retirement Plan (Exhibit 10.1 to Current Report on Form 8-K, filed February 15, 2007, Commission File No. 0-4090, incorporated by reference).
*^10.23	2004 Equity Incentive Plan, as amended through May 25, 2006 (Exhibit 10.1 to Quarterly Report on Form 10-Q for period ended July 1, 2006, Commission File No. 0-4090, incorporated by reference).
*^10.24	Form of incentive stock option agreement for long term incentive option grants for fiscal year 2007 (Exhibit 10-kk to Annual Report on Form 10-K for fiscal year 2006, Commission File No. 0-4090, incorporated by reference).
*^10.25	Form of restricted stock award agreement for long-term incentive restricted stock awards in January 2007 for fiscal year 2007 (Exhibit 10-ll to Annual Report on Form 10-K for fiscal year 2006, Commission File No. 0-4090, incorporated by reference).
^10.26	Waiver and Tenth Amendment to Credit Agreement, dated May 1, 2007 (Exhibit 10.1 to Current Report on Form 8-K, filed May 7, 2007, Commission File No. 0-4090, incorporated by reference).
^10.27	Waiver and Eleventh Amendment to Credit Agreement, dated July 26, 2007 (Exhibit 10.1 to Current Report on Form 8-K, filed August 1, 2007, Commission File No. 0-4090, incorporated by reference).
*^10.28	Elmer Baldwin Incentive Stock Option Agreement (2004 Equity Incentive Plan), effective November 1, 2007 (Exhibit 10.2 to Current Report on Form 8-K, filed November 5, 2007, Commission File No. 0-4090, incorporated by reference).
*^10.29	Elmer Baldwin Nonqualified Stock Option Agreement (2004 Equity Incentive Plan), effective November 1, 2007 (Exhibit 10.3 to Current Report on Form 8-K, filed November 5, 2007, Commission File No. 0-4090, incorporated by reference).
*^10.30	Elmer Baldwin Nonqualified Stock Option Agreement (2000 Nonqualified Stock Option Plan), effective November 1, 2007 (Exhibit 10.3 to Current Report on Form 8-K, filed November 5, 2007, Commission File No. 0-4090, incorporated by reference).

Exhibit No.	Description
* ^ 10.31	Summary of Terms and Conditions of Severance Policy for executive officers and other senior management personnel (contained in Current Report on Form 8-K, filed October 25, 2007, Commission File No. 0-4090, incorporated by reference).
* ^ 10.32	Severance Agreement and Release of Claims between the Company and Colleen M. Davenport dated January 4, 2008 (Exhibit 10.4 to Current Report on Form 8-K, filed January 8, 2008, Commission File No. 0-4090, incorporated by reference).
* ^ 10.33	Severance Agreement and Release of Claims between the Company and David J. Steichen dated January 22, 2008 (Exhibit 10.1 to Current Report on Form 8-K, filed January 8, 2008, Commission File No. 0-4090, incorporated by reference).
*10.34	Amendment No. 1 to Restated Special Executive Retirement Plan as of September 1, 2007 (Exhibit 10-mm to Annual Report on Form 10-K, filed March 5, 2008, incorporated by reference).
* ^ 10.35	Non-Compete and Confidentiality Agreement between the Company and Robert E. Woods dated January 3, 2008 (Exhibit 10.2 to Current Report on Form 8-K, filed January 8, 2008, Commission File No. 0-4090, incorporated by reference).
* ^ 10.36	Form of Change of Control Agreement between the Company and management personnel M. Gange, L. Gilmore and A. Wise (Exhibit 10.5 to Current Report on Form 8-K, filed January 8, 2008, Commission File No. 0-4090, incorporated by reference).
* ^ 10.37	Incentive Stock Option Agreement (2004 Equity Incentive Plan) dated January 16, 2008 between the Company and Robert E. Woods (Exhibit 10.1 to Current Report on Form 8-K, filed January 17, 2008, Commission File No. 0-4090, incorporated by reference).
* ^ 10.38	Letter Agreement between the Company and Walter Michels dated February 12, 2008 (Exhibit 99.2 to Current Report on Form 8-K, filed April 22, 2008, Commission File No. 1-33981, incorporated by reference).
* ^ 10.39	Employment Agreement between the Company and Michael W. Souders, executed on June 27, 2008, effective July 1, 2008 (Exhibit 10.1 to Current Report on Form 8-K, filed July 3, 2008, Commission File No. 1-33981, incorporated by reference).
* ^ 10.40	Change in Control Agreement between the Company and Michael W. Souders, executed on June 27, 2008, effective July 1, 2008 (Exhibit A to the Souders Employment Agreement) (Exhibit 10.2 to Current Report on Form 8-K, filed July 3, 2008, Commission File No. 1-33981, incorporated by reference).
* ^ 10.41	Annual Management Incentive Plan (AMIP) between the Company and Michael W. Souders, executed on June 27, 2008 (Exhibit B to the Souders Employment Agreement) (Exhibit 10.3 to Current Report on Form 8-K, filed July 3, 2008, Commission File No. 1-33981, incorporated by reference).
* ^ 10.42	Incentive Stock Option Agreement (2004 Equity Incentive Plan) between the Company and Michael W. Souders, executed on June 27, 2008 (Exhibit C-1 to the Souders Employment Agreement) (Exhibit 10.4 to Current Report on Form 8-K, filed July 3, 2008, Commission File No. 1-33981, incorporated by reference).
* ^ 10.43	Incentive Stock Option Agreement (1999 Stock Option Plan) between the Company and Michael W. Souders, executed on June 27, 2008 (Exhibit C-2 to the Souders Employment Agreement) (Exhibit 10.5 to Current Report on Form 8-K, filed July 3, 2008, Commission File No. 1-33981, incorporated by reference).

Exhibit No.	Description
* ^ 10.44	Employee Agreement between the Company and Brittany McKinney, executed on June 27, 2008, effective June 23, 2008 (without Exhibits) (Exhibit 10.6 to Current Report on Form 8-K, filed July 3, 2008, Commission File No. 1-33981, incorporated by reference).
* ^ 10.45	Amendment No. 2 to Restated Special Executive Compensation Plan (Exhibit 10.7 to Current Report on Form 8-K, filed July 3, 2008, Commission File No. 1-33981, incorporated by reference).
* ^ 10.46	Exhibit A to Amendment No. 2 to Restated Special Executive Compensation Plan (Exhibit 10.8 to Current Report on Form 8-K, filed July 3, 2008, Commission File No. 1-33981, incorporated by reference).
* ^ 10.47	Employment Agreement between the Company and Randy W. Strobel, executed on August 8, 2008, effective August 25, 2008 (Exhibit 10.1 to Current Report on Form 8-K, filed August 12, 2008, Commission File No. 1-33981, incorporated by reference).
* ^ 10.48	Change in Control Agreement between the Company and Randy W. Strobel, executed on August 8, 2008, effective August 25, 2008 (Exhibit 10.2 to Current Report on Form 8-K, filed August 12, 2008, Commission File No. 1-33981, incorporated by reference).
* ^ 10.49	Annual Management Incentive Plan (AMIP) between the Company and Randy W. Strobel, executed on August 8, 2008, effective August 25, 2008 (Exhibit 10.3 to Current Report on Form 8-K, filed August 12, 2008, Commission File No. 1-33981, incorporated by reference).
* ^ 10.50	Amended and Restated Employment Agreement between the Company and Elmer Baldwin, executed on August 19, 2008, effective November 1, 2007 (Exhibit 10.1 to Current Report on Form 8-K, filed August 22, 2008, Commission File No. 1-33981, incorporated by reference).
* ^ 10.51	Change in Control Agreement between the Company and Elmer Baldwin, executed on August 19, 2008, effective November 1, 2007 (Exhibit 10.2 to Current Report on Form 8-K, filed August 22, 2008, Commission File No. 1-33981, incorporated by reference).
* ^ 10.52	Amended and Restated Employment Agreement between the Company and Robert E. Woods, executed on August 19, 2008, effective January 1, 2008 (Exhibit 10.1 to Current Report on Form 8-K, filed August 22, 2008, Commission File No. 1-33981, incorporated by reference).
* ^ 10.53	Change in Control Agreement between the Company and Robert E. Woods, executed on August 19, 2008, effective January 1, 2008 (Exhibit 10.2 to Current Report on Form 8-K, filed August 22, 2008, Commission File No. 1-33981, incorporated by reference).
^ 10.54	Consent and Twelfth Amendment to Credit Agreement, date August 4, 2009 (Exhibit 10.1 to Current Report on Form 8-K, filed August 5, 2009, Commission File No. 1-33981, incorporated by reference).
* ^ 10.55	Employment Agreement between the Company and James D. Anderson, executed and effective on September 1, 2009 (Exhibit 10.1 to Current Report on Form 8-K, filed September 3, 2009, Commission File No. 1-33981, incorporated by reference).
* ^ 10.56	Change in Control Agreement between the Company and James D. Anderson, executed and effective on September 1, 2009 (Exhibit 10.2 to Current Report on Form 8-K, filed September 3, 2009, Commission File No. 1-33981, incorporated by reference).

Exhibit No.	Description
** ^ 10.57	Credit and Security Agreement with Wells Fargo Bank, National Association acting through its Wells Fargo Business Credit operating division, dated September 30, 2009 (Exhibit 10.1 to Current Report on Form 8-K, filed October 5, 2009, Commission File No. 1-33981, incorporated by reference).
* ^ 10.58	Employment Agreement together with Exhibit A, dated December 17, 2009, between the Company and Andrew K. Borgstrom (Exhibit 10.1 to Current Report on Form 8-K, filed December 18, 2009, Commission File No. 1-33981, incorporated by reference).
* ^ 10.59	Separation Agreement and Release of Claims, dated December 23, 2009, between the Company and Elmer Baldwin (Exhibit 10.1 to Current Report on Form 8-K, filed December 23, 2009, Commission File No. 1-33981, incorporated by reference).
* ^ 10.60	Agreement for Legal Services between the Company and Robert E. Woods Professional Association dated March 5, 2010. (Exhibit 10.60 to Quarterly Report on Form 10-Q, filed May 5, 2010, Commission File No. 1-33981, incorporated by reference).
* ^ 10.61	Separation Agreement and Release of Claims dated July 28, 2010, between the Company and James D. Anderson. (Exhibit 10.61 to Quarterly Report on Form 10-Q, filed November 4, 2010, Commission File No. 1-33981, incorporated by reference.
* ^ 10.62	Separation Agreement and Release of Claims dated September 29, 2010, between the Company and Andrew K. Borgstrom (Exhibit 10.1 to the Registrant's Form 8-K filed September 30, 2010, Commission File No. 0-4090, incorporated by reference).
* ^ 10.63	Transitional Services Agreement dated September 29, 2010, between the Company and Andrew K. Borgstrom (Exhibit 10.2 to the Registrant's Form 8-K filed September 30, 2010, Commission File No. 0-4090, incorporated by reference).
* ^ 10.64	Letter Agreement dated September 29, 2010, between the Company and Brittany B. McKinney (Exhibit 10.3 to the Registrant's Form 8-K filed September 30, 2010, Commission File No. 0-4090, incorporated by reference).
* ^ 10.65	First Amendment to Credit & Security Agreement with Wells Fargo Bank, National Association, dated February 23, 2011 (Exhibit 10.1 to Current Report on Form 8-K, filed February 24, 2010, Commission File No. 1-33981, incorporated by reference).
* ^ 10.66	Employment Agreement together with Exhibits A and B, between the Company and Brittany B. McKinney, dated as of March 1, 2011 (Exhibit 10.1 to the Registrant's Form 8-K filed February 24, 2010, Commission File No. 1-33981, incorporated by reference).
^ 10.65	First Amendment to Credit & Security Agreement with Wells Fargo Bank, National Association, dated February 23, 2011 (Exhibit 10.1 to Current Report on Form 8-K, filed February 24, 2010, Commission File No. 1-33981, incorporated by reference).
* ^ 10.66	Employment Agreement together with Exhibits A and B, between the Company and Brittany B. McKinney, dated as of March 1, 2011 (Exhibit 10.1 to the Registrant's Form 8-K filed February 24, 2010, Commission File No. 1-33981, incorporated by reference).
^ 10.67	Change in Control Severance Pay Plan, adopted February 22, 2011, dated March 1, 2011 (Exhibit 10.1 to Current Report on Form 8-K, filed February 28, 2011, Commission File No. 1-33981, incorporated by reference).

Exhibit No.	Description
*^10.68	Separation Agreement and Release of Claims dated May 4, 2011, between the Company and Randy W. Strobel (Exhibit 10.1 to the Registrant's Form 8-K filed May 5, 2011, Commission File No. 1-33987, incorporated by reference)
*^10.69	Separation Agreement and Release of Claims dated as of May 24, 2011, between Analysts International Corporation and Christopher T. Cain (Exhibit 10.1 to the Registrant's Form 8-K filed May 27, 2011, Commission File No. 1-33987, incorporated by reference)
*^10.70	Employment Agreement between Analysts International Corporation and William R. Wolff, fully executed on August 3, 2011, with an effective date of August 8, 2011(Exhibit 10.1 to the Registrant's Form 8-K filed August 3, 2011, Commission File No. 1-33981, incorporated by reference)
^10.71	Second Amendment to Credit & Security Agreement dated as of September 21, 2011 by and between Analysts International Corporation and Wells Fargo Bank, N.A (Exhibit 4.4 to Quarterly Report on Form 10-Q for period ended October 1, 2011, Commission File No. 1-33981, incorporated by reference).
+10.72	Third Amendment to Credit and Security Agreement dated as of February 22, 2012 by and between Analysts International Corporation and Wells Fargo Bank, N.A. (Exhibit 10.71 to Annual Report on Form 10-K for the period ended December 31, 2011, Commission File No. 1-33981).
+21	Subsidiaries of Registrant
+23	Consent of Independent Registered Public Accounting Firm.
+24.1	Power of Attorney.
+31.1	Certification of CEO under section 302 of the Sarbanes-Oxley Act of 2002.
+31.2	Certification of CFO under section 302 of the Sarbanes-Oxley Act of 2002.
++32	Certification of CEO and CFO pursuant to 18 U.S.C. Section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002.
++101.1	The following materials from Analysts International Corporation's Annual Report on Form 10-K for the year ended December 31, 2011 are furnished herewith, formatted in XBRL (Extensible Business Reporting Language): (i) Consolidated Balance Sheets, (ii) Consolidated Statements of Operations, (iii) Consolidated Statement of Cash Flows, (iv) Consolidated Statement of Shareholders' Equity, and (v) Notes to Consolidated Financial Statements.

* Denotes a management contract or compensatory plan or arrangement required to be filed as an exhibit to this annual report pursuant to Item 14(b) of Form 10-K.

** Certain portions of this exhibit have been omitted pursuant to a request for confidential treatment. The entire exhibit has been separately filed with the Securities and Exchange Commission.

^ Denotes an exhibit previously filed with the Securities and Exchange Commission and incorporated herein by reference.

\+ Filed herewith.

++ Furnished herewith.

Schedule II

Analysts International Corporation
Valuation and Qualifying Accounts

(In thousands)	Allowance for doubtful accounts			
	Beginning balance	Charged to costs and expenses	Write-offs, net of (recoveries)	Ending balance
Twelve months ended December 31, 2011	$ 713	$ 49	$118	$644
Twelve months ended January 1, 2011	$ 958	$(251)	$ (6)	$713
Twelve months ended January 2, 2010	$1,092	$ (35)	$ 99	$958

SIGNATURES

Pursuant to the requirements of Section 13 or 15 (d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANALYSTS INTERNATIONAL CORPORATION

Date: February 23, 2012

By: /s/ BRITTANY B. MCKINNEY
Brittany B. McKinney,
President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ BRITTANY B. MCKINNEY Brittany B. McKinney	President and Chief Executive Officer (Principal Executive Officer)	February 23, 2012
/s/ WILLIAM R. WOLFF William R. Wolff	Senior Vice President, Chief Financial Officer (Principal Financial and Accounting Officer)	February 23, 2012
/s/ BRIGID A. BONNER Brigid A. Bonner	Director	February 23, 2012
/s/ KRZYSZTOF K. BURHARDT Krzysztof K. Burhardt	Director	February 23, 2012
/s/ JOSEPH T. DUNSMORE Joseph T. Dunsmore	Director	February 23, 2012
/s/ GALEN G. JOHNSON Galen G. Johnson	Director	February 23, 2012
/s/ DOUGLAS C. NEVE Douglas C. Neve	Director	February 23, 2012
/s/ ROBERT E. WOODS Robert E. Woods	Director	February 23, 2012

EXHIBIT INDEX

Exhibit 10.72	Third Amendment to Credit and Security Agreement
Exhibit 21	Subsidiaries of Registrant
Exhibit 23	Consent of Independent Registered Public Accounting Firm
Exhibit 24.1	Power of Attorney
Exhibit 31.1	Certification of CEO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
Exhibit 31.2	Certification of CFO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
Exhibit 32	Certification of CEO and CFO pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

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